Exhibit 99.1

KPMG Actuaries Pty Ltd	A.B.N. 77 002 882 000	A.F.S.L. 227 328

10 Shelley Street Sydney NSW 2000 Australia	PO Box H67 Australia Square Sydney NSW 1213 Australia	Telephone: (02) 9335 8900 Facsimile: (02) 9335 8911 Email: actuaries@kpmg.com.au
VALUATION OF
ASBESTOS RELATED DISEASE LIABILITIES
OF FORMER JAMES HARDIE ENTITIES
(“THE LIABLE ENTITIES”)
TO BE MET BY THE SPECIAL PURPOSE FUND
EFFECTIVE AS AT 30 JUNE 2005
PREPARED FOR JAMES HARDIE INDUSTRIES NV
1 DECEMBER 2005

KPMG Actuaries Pty Ltd	A.B.N. 77 002 882 000	A.F.S.L. 227 328

10 Shelley Street Sydney NSW 2000 Australia	PO Box H67 Australia Square Sydney NSW 1213 Australia	Telephone: (02) 9335 8900 Facsimile: (02) 9335 8911 Email: actuaries@kpmg.com.au
1 December 2005
Mr Russell Chenu
Chief Financial Officer
James Hardie Industries NV
22 Pitt Street
Sydney NSW 2000
Dear Russell
Valuation of asbestos-related disease liabilities of former James Hardie entities (“The Liable Entities”) to be met by the Special Purpose Fund
We are pleased to provide you with our actuarial valuation report relating to the asbestos-related disease liabilities of the Liable Entities which are to be met by the Special Purpose Fund. This report is effective as at 30 June 2005 and has taken into account claims data and information from The Medical Research and Compensation Foundation (“MRCF”) and Amaca Claims Services (“ACS”) as at 24 June 2005.
The report incorporates an estimate of the anticipated cost savings arising from the enactment of The Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005.
If you have any questions with respect to the contents of this report, please do not hesitate to contact us.
Yours sincerely

Richard Wilkinson BSc FIA FIAA Director KPMG Actuaries Pty Ltd Fellow of the Institute of Actuaries (London) Fellow of the Institute of Actuaries of Australia	Greg Martin BA FIAA ASIA Managing Director KPMG Actuaries Pty Ltd Fellow of the Institute of Actuaries of Australia

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
EXECUTIVE SUMMARY

Important Note: Basis of Report
This valuation report (“the Report”) has been prepared by KPMG Actuaries Pty Limited (A.B.N. 77 002 882 000) (“KPMG Actuaries”) in relation to “A deed in respect of a Final Funding Agreement in respect of the provision of long-term funding for compensation arrangements for certain victims of Asbestos-related diseases in Australia” (hereafter referred to as “the Principal Deed”) between James Hardie Industries NV, LGTDD Pty Limited and the State of New South Wales. This Report is intended to be the Initial Report as defined under the Principal Deed and values the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund. This Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgement as of the date of the Report.
The Report has made allowance for an estimate of the cost savings anticipated to arise as a result of the recent enactment of The Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005.
In preparing the Report, KPMG Actuaries has relied on information supplied to it from various sources and has assumed that that information is accurate and complete in all material respects. KPMG Actuaries has not independently verified the accuracy or completeness of the data and information used for this Report.
Except insofar as liability under statute cannot be excluded, KPMG Actuaries, its directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models.
The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in full in the Report.
Introduction
Both the Heads of Agreement and the Principal Deed envisaged the completion of an Annual Actuarial Report evaluating the potential asbestos-related liabilities of the Liable Entities to be met by the Special Purpose Fund.

i

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
The Liable Entities are defined as being the following entities:
•	Amaca Pty Ltd (formerly James Hardie & Coy);

•	Amaba Pty Ltd (formerly Jsekarb); and

•	ABN60 Pty Ltd (formerly James Hardie Industries Ltd).
We have also included a liability assessment in relation to liabilities arising out of mining activities at Baryulgil which have been agreed by the Board of James Hardie to be assumed by the Special Purpose Fund (these liabilities are referred to in the Principal Deed as liabilities in relation to Marlew Claims).
We have been requested by James Hardie Industries NV (“James Hardie”) to provide our actuarial assessment as at 30 June 2005 of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund.
The assessment is on a central estimate basis and is based on the claims experience to 24 June 2005. The Discounted Central Estimate, as defined under the Principal Deed, requires us to take into account the anticipated cost savings arising from the procedural reforms resulting from the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 (“the DDT Act 2005”) following the NSW Government Review of Legal and Administrative Costs of Dust Diseases Compensation Claims (“the NSW Government Review”).
A “central estimate” liability assessment is an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean of that distribution. The central estimate liability represents the expected present value of the future asbestos-related claim payments by the Liable Entities in relation to future Proven Claims and Claims Legal Costs to be met by the Special Purpose Fund.
Throughout this report, we have made reference to terms which are defined in the Principal Deed. Accordingly, we have attached, at Appendix H, a Glossary of Terms used in the Principal Deed upon which we have relied.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Liability Assessment
At 30 June 2005, our central estimate of the net liabilities of the Liable Entities to be met by the Special Purpose Fund taking credit for the anticipated cost savings from the implementation of procedural reforms resulting from the DDT Act 2005 in NSW (the Discounted Central Estimate as defined in the Principal Deed) is $1,568.4m.
Within that assessment, we have estimated the cost savings arising from the procedural reforms in NSW as being $83.3m and accordingly our central estimate of the net liabilities of the Liable Entities before any allowance for anticipated cost savings is $1,651.7m.
The estimated cost savings equate to a reduction in legal costs in NSW of approximately 39%.
If similar reforms as that enacted under the DDT Act 2005 were implemented in States outside of NSW (based on our assessment of the extent that such reforms would be relevant, applicable and equally called for by the other State Governments), then our central estimate of the net liabilities of the Liable Entities would be $1,513.3m. That is, we estimate the potential savings from the implementation of procedural reforms in other States at $55.1m.
However, it should be noted that there has been no indication of a commitment by the Governments of the other States to accept or implement any procedural reforms at this time. Accordingly, the estimated savings attributed to other States is subject to inherently greater uncertainty than those estimated as arising from NSW (see Section 6.4.9).
These amounts compare with our liability assessment (pre-cost savings) as at 31 March 2005 of $1,684.9m and our liability assessment (pre-cost savings) at 30 June 2004 of $1,536.0m.
All of the above figures are discounted and are net of cross-claim recoveries, Insurance and Other Recoveries.
The following table shows a summary of our central estimate liability assessment and compares the current assessment with previous assessments.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Table E.1: Comparison of central estimate of liabilities

	June 2005			March	June 2004
	$m			2005 $m	$m
	Gross of		Net of	Net of	Net of
	insurance	Insurance	insurance	insurance	insurance
	recoveries	recoveries	recoveries	recoveries	recoveries
Total projected cashflows in current dollars (uninflated and undiscounted)	1,808.3	211.4	1,596.9	1,666.9	1,615.6

Future inflation allowance (base and superimposed inflation)	1,931.9	222.8	1,709.1	1,936.8	1,970.0

Total projected cashflows with inflation allowance	3,740.2	434.2	3,306.0	3,603.7	3,585.6

Discounting allowance	(1,878.7)	(224.3)	(1,654.3)	(1,918.8)	(2,049.6)

Net present value liabilities (pre cost savings)	1,861.6	209.8	1,651.7	1,684.9	1,536.0

Net present value liabilities allowing for the DDT Act 2005 applying in NSW only*	1,774.0	205.6	1,568.4	n/a	n/a

Net present value liabilities allowing for procedural reforms applying nationally**	1,716.0	202.8	1,513.3	n/a	n/a

*	This is based on our estimate that NSW represents 50% of the future liabilities. All future figures showing “NSW only” use this estimate.

**	As noted in Section 6.4.9, the estimation of the legal cost savings arising from the other States is subject to considerably greater uncertainty than those assessed for NSW.
As we have noted in Section 1.3.1, Workers Compensation claims, being claims by current and former employees of the Liable Entities, are included to the extent that

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
such liabilities are not met by a Workers Compensation Scheme or Policy (as a result of the existence of limits of indemnity on those contracts of insurance). The amounts of Workers Compensation claims which are met by the contracts of insurance are not included with the definition of Personal Asbestos Claim and are therefore not met by the Special Purpose Fund. Workers Compensation claims in excess of the insurance limits of indemnity are included in the definition of Personal Asbestos Claim and these amounts are therefore met by the Special Purpose Fund.
We have not allowed for the Operating Expenses of the Special Purpose Fund or the Liable Entities in the liability assessments.
Comparison with previous valuations
Comparison with 30 June 2004 valuation
In the absence of any change to the claim projection assumptions from our 30 June 2004 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,743.3m as at 30 June 2005. Consequently, our revised assessment at 30 June 2005, before any allowance for cost savings resulting from the DDT Act 2005 represents a reduction of $91.6m from that assessment.
The reduction from that net liability estimate is principally a consequence of:
•	A slight reduction in the projected future claim numbers which we have adopted based on the recent emerging experience; and

•	A lower assumed overall average cost per claim based on recent trends; offset by

•	A reduction in the proportion of claims which are expected to settle for nil cost.
In addition, we have:
•	Included a specific additional provision for potential liabilities arising from mining activities at Baryulgil;

•	Made an adjustment to allow for the funding cap in relation to Dust Diseases Board and Workcover reimbursements to be met by the Special Purpose Fund;

•	Made other minor changes to settlement patterns and to expected Insurance Recoveries and cross-claim recoveries based on more recent experience; and

•	Where indicated we have made specific allowance for the anticipated cost

v

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
savings from the enactment of the DDT Act 2005 or the application of similar procedural reforms in other States.
Comparison with 31 March 2005 valuation
In the absence of any change to the claim projection assumptions from our 31 March 2005 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,798.8m as at 30 June 2005. Consequently, our revised assessment at 30 June 2005, before any allowance for cost savings resulting from the DDT Act 2005 represents a reduction of $147.1m from that assessment.
The reduction from that net liability estimate is principally a consequence of:
•	A reduction in the projected future claim numbers which we have adopted based on the recent emerging experience; and

•	A lower assumed overall average cost per claim based on recent trends; offset by

•	A reduction in the proportion of claims which are expected to settle for nil cost.
In addition, we have:
•	Made an adjustment to the potential liabilities arising from mining activities at Baryulgil;

•	Made an adjustment to allow for the funding cap in relation to Dust Diseases Board and Workcover reimbursements to be met by the Special Purpose Fund;

•	Made other minor changes to settlement patterns based on more recent experience; and

•	Where indicated we have made specific allowance for the anticipated cost savings from the enactment of the DDT Act 2005 or the application of similar procedural reforms in other States.
The following table shows an analysis of the change in our liability assessments from June 2004 to June 2005, including our 31 March 2005 result. It will be noted that some adjustments made between June 2004 and March 2005 have essentially been reversed at June 2005. This reflects the heightened uncertainty over the emerging claims experience as at 31 March 2005, as discussed in our previous report, but which now appears to be showing results closer to our prior assessment. This is discussed further below and in the main body of this report.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Table E.2: Analysis of change: June 2004 to March 2005 and June 2005

	June 2004	March 2005	June 2004
	to	to	to
	March 2005	June 2005	June 2005
Net liability at start of valuation period	1,536.0	1,684.9	1,536.0

Expected net claims payments	59.6	17.3	76.9

Unwind of discount	93.4	23.6	117.0

Expected liability at end of valuation period	1,569.8	1,691.2	1,576.1

Change in discount rate:	59.6	107.6	167.2

Expected net liability at end of valuation period adjusted for discount rate	1,629.4	1,798.8	1,743.3

Impact of Change in valuation bases:

- Claim numbers	88.4	(107.5)	(19.1)

- Nil settlement rate	35.8	18.1	53.9

- Average claims costs	(93.4)	(26.3)	(119.7)

- Emerging experience on reported claims	15.8	(17.2)	(1.4)

- Cross-claim recovery rate	(1.7)		(1.7)

- Faster settlement pattern	(9.1)	(0.3)	(9.4)

- Insurance Recoveries (including bad debt)	7.2		7.2

- Baryulgil allowance	12.5	(6.6)	5.9

- Dust Diseases Board reimbursements cap		(7.3)	(7.3)

Total development in net liability	55.5	(147.1)	(91.6)

Net liability at end of valuation period	1,684.9	1,651.7	1,651.7

Net liability at end of valuation period allowing for cost savings in NSW only	n/a	1,568.4	1,568.4

Net liability at end of valuation period allowing for cost savings Australia-wide	n/a	1,513.3	1,513.3

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Superimposed inflation and legal costs
The legal costs components (defined as Claims Legal Costs) and the allowance for superimposed inflation are key drivers of the ultimate claims costs. Table E.3 below identifies the components these represent of the net liability.
Table E.3: Breakdown of components of net central estimate liabilities

	Net Liability					Net Liability		Net Liability
	at June 2005					at March 2005		at June 2004
Net claim costs (excl. all legal costs and
superimposed inflation)			$994.4	m		$995.5	m	$896.4	m

Superimposed inflation: claims
costs			$227.8	m		$253.7	m	$230. 1	m

Total Claims Legal Costs (plaintiff and defendant
costs)			$429.5	m		$435.7	m	$409.5	m

Net Liability before cost savings			$1,651.7	m		$1,684.9	m	$1,536.0	m

	NSW Only		Australia
			wide
Estimate of cost savings	$(83.3	)m		$(138.4	)m	n/a		n/a

Net Liability after savings	$1,568.4	m		$1,513.3	m	$1,684.9	m	$1,536.0	m

Claims Legal Costs	$346.2	m		$291.1	m	$435.7	m	$409.5	m

Claims Legal Costs, as % of gross costs of settlements	24.2%			20.3%		29.9%		30.7%

Claims Legal Costs, as % of net costs of settlements	28.3%			23.8%		34.9%		36.4%

Claims Legal Costs and superimposed inflation	$574.0	m		$518.9	m	$689.4	m	$639.6	m

Claims Legal Costs and superimposed inflation, as % of net liability	36.6%			34.3%		40.9%		41.6%

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Principal deed calculations
The Principal Deed sets out the basis on which funds are to be paid by James Hardie into the Special Purpose Fund. Additionally, there are a number of other key figures that are specified within the Principal Deed that are required to be calculated by us, consistent with our liability assessment. These are shown in the table below.
Table E.4: Principal deed figures ($m): NSW cost savings scenario

Post cost savings
(NSW only)
Discounted Central Estimate (gross of cross claim recoveries, Insurance and Other Recoveries)	1,796.3

Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,568.4

Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries,)* comprising:	218.7

Discounted value of cashflow in 2005/06	54.0

Discounted value of cashflow in 2006/07	81.3

Discounted value of cashflow in 2007/08	83.5

Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,565.2

*	The Period Actuarial Estimate should normally include 3 complete financial years. However, as our liability assessment has been undertaken at 30 June 2005, the Period Actuarial Estimate includes 2 years and 9 months of cashflows to 31 March 2008.
It should be noted that the actual funding required at a particular date will depend upon a number of factors, including:
•	the net asset position of the Special Purpose Fund at that time;

•	the free cash flow amount of the JHINV Group in the preceding financial year; and

•	the actuarially assessed liabilities in the latest Annual Actuarial Report.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Cost savings arising from the DDT Act 2005
Our liability assessment at 30 June 2005 includes an allowance for an estimate of the future cost savings anticipated from the enactment of the DDT Act 2005.
The DDT Act 2005 was introduced following the NSW Government Review which was conducted by Mr Laurie Glanfield AM, Director-General of the Attorney General’s Department and Ms Leigh Sanderson, Deputy Director-General of the Cabinet Office. This Review made a number of recommendations aimed at improving the efficiency of the NSW litigation process.
These recommendations were incorporated into the DDT Act 2005 which became an Act on 26 May 2005, which has been substantially proclaimed and became effective on 1 July 2005.
Insurance Recoveries
Insurance Recoveries are defined as proceeds which are estimated to be recoverable under the product and public liability insurance policies of the Liable Entities. They therefore exclude any proceeds from a Workers Compensation Scheme or Policy in which the Liable Entities participate or which the Liable Entities hold.
Insurance protection purchased from 1986 onwards was placed on a “claims made” basis and may not provide protection or recoveries against the cost of future claim notifications made by claimants against the Liable Entities.
We note that a claim in excess of $60m has been made by the MRCF on behalf of the Liable Entities against HIH in relation to the insurance programme for the 1989-1997 years. We have assumed that this recovery will be subject to dispute and have not attempted to estimate any recovery for it at this time.
In determining our net liability assessment, we have assumed that the insurance policies of the Liable Entities will continue to respond to the gross claims we have projected as they fall due. Other than making a general credit risk (“bad debt”) allowance in valuing the Insurance Recoveries, we have assumed they will otherwise be fully recovered.
To the extent that:
•	one or more significant insurers fail in the future; and/or

•	insurers dispute payments due to the Liable Entities; and/or

•	legal cases change the way in which insurances respond to claims (e.g. due

x

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
to changing legal interpretation of the “date of loss”); and/or

•	insurance assets may meet liabilities to non-Australian claimants; and/or

•	insurers negotiate commutations of their obligations to the Liable Entities for more or less than our valuation allowance;
the net liabilities of the Liable Entities would vary accordingly. For example, from Table E.1 above, an event resulting in a loss of 10% of the anticipated Insurance Recoveries included in our valuation (in addition to the general bad debt allowance) would increase the net liability by approximately $20 million.
Areas of potential exposure not included
As set out in Section 1.4, there are certain areas of potential exposure for which we have not made explicit additional allowance. Such areas include, but are not restricted to, “third wave” claims. Such areas of claim have been allowed for within our valuation to the extent that they have arisen to date. Therefore, we have allowed for them within our valuation based on the experience to date. However, we have not made any allowance for any speculative development in such claims; for example a surge in third wave claims.
Similarly we have not made specific allowance for substantial changes in average claims amounts resulting from future changes in legislation or the emergence of new heads of damage. Nonetheless, our allowance for superimposed inflation is intended to include some implicit allowance for these items.
In relation to potential claims for exposure to asbestos occurring overseas or claims made overseas, whilst they are a source of potential claims for the Liable Entities, such claims are Excluded Claims and will not be met by the Special Purpose Fund.
Emerging Experience
There was a significant increase in the rate of mesothelioma claim notifications in the 2004/05 financial year (running from 1 April 2004 to 31 March 2005). These rose from 183 in the 2003/04 year to 254 in 2004/05. This increase mainly arose from claims in Victoria and Queensland, with the latter being a result of a filing of 18 mesothelioma claims in February and March relating to statutory recoveries claimed by Workcover Queensland.
These 18 mesothelioma claims relate, in the majority, to plaintiff settlements made a number of years ago but for which Workcover Queensland was seeking compensation in 2004/05. Our understanding is that the filing of these claims included a substantial element of “catch-up”.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
In the three months from 31 March 2005, there was a marked reduction in the number of claims reported (42 to 30 June 2005 compared with an expectation of 62 claims) and of these 42 claims, 3 claims related to Workcover Queensland.
We have investigated whether this trend in reduction in claims activity is consistent with that seen by other major asbestos defendants and insurers. Indications are that they have witnessed a similar trend of reducing claims activity. We also understand that this trend is consistent with that observed within some plaintiff and defendant law firms. We have gained some comfort from this anecdotal evidence supporting the observed Liable Entities’ experience.
Asbestosis has shown a similar trend with claims notifications increasing from 97 in 2003/04 to 120 in 2004/05 but then reducing to 26 in the period from 1 April 2005 to 30 June 2005. This trend has occurred across most States.
It is unclear as to the extent to which the substantial increase in the number of mesothelioma and asbestosis claims notified in 2004/05 or the reduction in 2005/06 (noting the seasonality of claims reporting) represent trends or short-term fluctuations owing to:
•	temporary impacts from increased consumer awareness and association of James Hardie with asbestos, resulting from increasing publicity arising from the Special Commission of Inquiry which took place in 2004;

•	temporary impacts from previous concerns over the solvency of the MRCF and its prospective claims paying ability during the latter part of 2004 potentially leading to plaintiffs and their lawyers acting to preserve their rights; and / or

•	statistical variations.
Based on consideration of the events of the 15 months to 30 June 2005, we have assumed that part of the increase in the 2004/05 financial year was related to an acceleration of reporting as a result of the temporary impacts referred to above.
We have also assumed that the acceleration in 2004/05 will be offset by a downwards re-correction in 2005/06 consistent with the emerging experience in the first three months of the 2005/06 financial year, albeit not continuing at the level of reduction exhibited in the year to date, before returning to a higher level of claims reporting in 2006/07.
Uncertainty
Estimates of asbestos-related liabilities are subject to considerable uncertainty. This includes uncertainty due to:

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
•	The difficulty in quantifying the extent and pattern of past Asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by Asbestos related diseases arising from such past asbestos exposures;

•	The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants; The extent to which the Liable Entities will be joined in such future common law claims;

•	The extent to which the Liable Entities will be joined in such future common law claims;

•	The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including:
➢	medical and epidemiological developments;

➢	jury decisions;

➢	court interpretations;

➢	legislative changes;

➢	changes to the form and range of benefits for which compensation may be awarded (“heads of damage”);

➢	public attitudes to claiming;

➢	the impact of new (and future) procedural reforms in NSW upon the legal costs incurred in managing and settling claims;

➢	the potential for future procedural reforms in other States affecting the legal costs incurred in managing and settling claims in those States;

➢	potential third-wave exposures; and

➢	social and economic conditions such as inflation.
It should therefore be expected that the actual emergence of the liabilities will vary from any estimate. As indicated in Figure E.1, depending on the actual out-turn of experience relative to that currently forecast, the variation is potentially substantial. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the Special Purpose Fund will not ultimately exceed the estimates contained in this report and that any such variation may be significant.
To this extent, we provide the following sensitivity tests of the actuarial assessment of the liabilities to changes in some key assumptions.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Figure: E.1 Sensitivity testing results — Impact around the net central estimate (discounted) (in $m) at June 2005, based on application of the
DDT Act 2005 in NSW only

*	The superimposed inflation sensitivity tests are for 6% per annum for 5 years reducing to 2% per annum; and 2% per annum for 5 years reducing to –2% per annum.
Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the central estimate of liabilities of -$600m and +$900m, the actual cost of liabilities could fall outside that range depending on the out-turn of the actual experience.
The above chart may imply that the single most sensitive assumption is potentially the peak year of claims. This is related to the fact that the most substantial uncertainty is the ultimate number of claims that may eventuate against the Liable Entities. Shifting the peak year by 5 years to 2015/2016 for mesothelioma would imply an increase in the future number of mesothelioma claims reported (both at a national level and to the Liable Entities) of around 50%.
Data, Reliances and Limitations
We have based our actuarial analysis and valuations on data and information provided by the MRCF and Amaca Claims Services (“ACS”). We have been provided with data extracts as at 24 June 2005 together with additional high-level information to 30 June 2005 in order to make our assessment.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
This data included:
•	MRCF claims database at 24 June 2005 with individual claims listings;

•	MRCF accounting database at 24 June 2005 (which includes individual claims payment detail);

•	MRCF Monthly Management Information Reports; and

•	MRCF Home Renovator Report.

We have also considered the claims data listings at 31 March 2005, 18 October 2004 and 30 June 2003 which formed the basis of our previous valuation assessments.
While we have tested the consistency of the various data sets provided, as noted above we have not otherwise verified the data and have relied on the data provided as being complete and accurate in all material respects. Consequently, should there be material errors or incompleteness in the data, our assessment could be affected materially.
We have been provided with the following information and reports in relation to the extent of cost savings from the application of a particular process to specific cases claim:
•	A report commissioned by James Hardie and produced by DSA Legal and Pattison Hardman which was submitted to the NSW Government Review (“The First Cost Consultants’ Report”) which was dated 14 January 2005;

•	A report by DSA Legal and Pattison Hardman (“The Second Cost Consultants’ Report”) which was dated 15 July 2005; and

•	Supplemental advice we have obtained in relation to NSW and, to a lesser extent, the other States from legal practitioners experienced in this area of litigation.
We have allowed for the benefits of the product and public liability insurance policies of the Liable Entities based on information provided to us by the MRCF relating to the insurance programme. We have assumed that these insurance policies will continue to respond to gross claims as they fall due.
As noted in the main body of our report there are areas of potential asbestos-related liabilities that have not been included within our valuation. These principally related to events and exposures that, at this time, are unquantifiable and/or speculative in nature, such as a surge in “third wave” claims or unpredictable developments in judicial processes or avenues of claim. The implications of this limitation should be acknowledged in considering our valuation.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Executive Summary Not Report
Please note that this executive summary is intended as a brief overview of our report. To properly understand our analysis and the basis of our liability assessment requires examination of our report in full.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
CONTENTS

1. Scope and Purpose	1
1.1 Introduction	1
1.2 Purpose of this report	3
1.3 Scope of report	4
1.4 Areas of potential exposure not included	8
1.5 Data Reliance and limitations	10
1.6 Uncertainty	10
1.7 Distribution and use	10
1.8 Author of the Report	11
1.9 Professional standards and compliance	11
2. Exposure history of James Hardie’s former subsidiaries	12
2.1 Overview	12
2.2 Mining activities	12
2.3 Asbestos cement	14
2.4 Insulation products	14
2.5 Brake linings	15
3. Areas of Potential Exposure	16
3.1 Overview	16
3.2 Potential changes to the number of future claims	16
3.3 Potential changes to claims costs	20
3.4 Medical developments	26
4. Data	28
4.1 Data provided to KPMG Actuaries	28
4.2 Data limitations	29
4.3 Data verification	30
4.4 Data interpretation and analysis	32
4.5 Other sources of information	36
5. Valuation Methodology and Approach	38
5.1 Previous valuation work and methodology changes	38
5.2 Overview of current methodology	38
5.3 Disease type and class subdivision	40
5.4 Numbers of future claims notifications	41
5.5 Numbers of claim settlements from future claim notifications	42
5.6 Proportion of claims settled for nil amounts	42
5.7 Average claim costs of IBNR claims	44
5.8 Pending claims	45
5.9 Insurance Recoveries and bad debt allowance	46
5.10 Cross-claim recoveries	46
5.11 Other Recoveries	47

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund

5.12 Discounting cashflows	47
5.13 Adjustments for interim valuation	47
6. Cost Savings Arising from the DDT Act 2005	49
6.1 Background to the DDT Act 2005	49
6.2 Methodology	52
6.3 Results of the cost consultants’ analysis	53
6.4 Assumptions	55
6.5 Resultant Legal savings	66
7. Economic Assumptions	67
7.1 Overview	67
7.2 Claims inflation	67
7.3 Discount rates: Commonwealth bond zero coupon yields	71
7.4 Consistency of economic assumptions	72
8. Analysis of Claims Experience — Claim Numbers	73
8.1 Overview	73
8.2 Mesothelioma claims	74
8.3 Asbestosis claims	79
8.4 Lung cancer claims	82
8.5 ARPD & Other claims	82
8.6 Workers Compensation and wharf claims	82
8.7 Summary of base claims numbers assumptions	83
8.8 Exposure information	84
8.9 Latency Model	86
8.10 Peak year of claims and estimated future notifications	87
8.11 Baryulgil	89
9. Analysis of Experience — Average Claims Costs	91
9.1 Overview	91
9.2 Mesothelioma claims	93
9.3 Asbestosis claims	98
9.4 Lung cancer claims	99
9.5 ARPD & Other claims	100
9.6 Workers Compensation claims	102
9.7 Wharf claims	103
9.8 Large claim size and incidence rates	103
9.9 Average defendant legal cost for non-nil and nil claim settlements (before allowance for cost savings)	105
9.10 Superimposed inflation	108
9.11 Ageing of claimants	110
10. Analysis of Claims Experience — Nil Settlement Rates	112
10.1 Nil settlement rate	112
10.2 Mesothelioma claims	113

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund

10.3 Asbestosis claims	115
10.4 Lung cancer claims	116
10.5 ARPD & Other claims	117
10.6 Workers Compensation claims	118
10.7 Wharf claims	118
11. Product and Public Liability Insurance Programme	119
11.1 Overview	119
11.2 Allowance for Insurance Recoveries	119
11.3 Bad debt allowance on Insurance Recoveries	120
11.4 Bolton Metropolitan Borough Council vs. Municipal Mutual Insurance Ltd (UK) and Commercial Union	121
11.5 Expected Insurance Recoveries	123
12. Valuation Results	125
12.1 Central estimate liability	125
12.2 Comparison with previous valuations	127
12.3 Superimposed inflation and legal costs	130
12.4 Cashflow projections	131
12.5 Principal deed figures	131
13. Uncertainty	133
13.1 Overview	133
13.2 Sensitivity testing	134
13.3 Results of sensitivity testing	135
13.4 Uncertainty of the legal cost savings	138
13.7 Limitations on Recoveries	163
TABLES

Table 4.1: Comparison of results from claims and accounting databases	31
Table 6.1: Cost Consultants estimates of legal costs — Old Process ($)	54
Table 6.2: Cost Consultants estimates of legal costs — New Process ($)	54
Table 6.3: Range of proportion of claims settling by each stage	56
Table 6.4: Analysis of the number of defendants co-joined	57
Table 6.5: Proportion of apportionment issues resolved at each stage	60
Table 6.6: Estimated future proportion of liabilities by State	63
Table 6.7: Estimated proportion of legal costs saved by State	66
Table 7.1: Annualised rates of CPI and AWOTE	68
Table 7.2: Claims inflation assumptions	71
Table 7.3: Zero coupon yield curve by duration	71
Table 8.1: Number of claims reported annually	73
Table 8.2: Number of mesothelioma claims by State of claim filing	75

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund

Table 8.3: Adjustments for impact of Workcover Queensland	77
Table 8.4: Number of asbestosis claims by State of claim filing	81
Table 8.5: Base claim numbers assumptions	84
Table 8.6: Peak year of claim notifications	88
Table 8.7: Number of claim notifications by disease type	89
Table 9.1: Average attritional non-nil claim award (inflated to 2005/06 money terms)	92
Table 9.2: Contribution percentage for mesothelioma claims: 1994-2005	94
Table 9.3: Average mesothelioma claims assumptions	97
Table 9.4: Average asbestosis claims assumptions	99
Table 9.5: Average lung cancer claims assumptions	100
Table 9.6: Average ARPD & Other claims assumptions	101
Table 9.7: Average Workers Compensation claims assumptions	103
Table 9.8: Average wharf claims assumptions	103
Table 9.9: Rate of inflation of non-nil attritional mesothelioma awards	109
Table 10.1: Nil settlement rates by class and disease type	112
Table 10.2: Average cost per attritional mesothelioma claim	114
Table 11.1: Insurance recoveries at 30 June 2005	123
Table 12.1: Comparison of central estimate of liabilities	126
Table 12.2: Analysis of change: June 2004 to March 2005 and June 2005	129
Table 12.3: Breakdown of components of net central estimate liabilities	130
Table 12.4: Principal deed figures ($m) — NSW cost savings scenario	132
FIGURES

Figure 2.1: Person years of exposure by year of exposure for Baryulgil mine workers:
1944 to 1979	13
Figure 6.1: Split of total award cost of claims by State in current money terms	62
Figure 7.1: Trends in CPI and AWOTE: 1970 - 2004	69
Figure 8.1: Monthly notifications of mesothelioma claims: 2000-2005*	74
Figure 8.2: Change in mesothelioma claims projections at successive valuations	79
Figure 8.3: Monthly notifications of asbestosis claims: 2000-2005	80
Figure 8.4: Consumption and production indices — Australia 1920-2002	84
Figure 8.5: Exposure (person-years) of all Liable Entities’ claimants to date	85
Figure 8.6: Mean latency of mesothelioma claims by State from average first exposure to date of notification	86
Figure 8.7: Mean latency of mesothelioma claims by State from average last exposure to date of notification	87
Figure 8.8: Expected future claim notifications by disease type	88
Figure 9.1: Average claim costs for public and product liability claims (inflated to

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund

2005/06 money terms)	93
Figure 9.2: Contribution of individual bands of claims to overall average attritional mesothelioma claim costs (inflated to 2005/06 money terms)	95
Figure 9.3: Distribution of claims awards for attritional mesothelioma claims: 2000-2005 (in 2005/06 money terms)	96
Figure 9.4: Inflated average awards and number of non-nil claims settlements for mesothelioma claims: 1991 to 2005	97
Figure 9.5: Inflated average awards and number of non-nil claims settlements for asbestosis claims: 1991 to 2005	98
Figure 9.6: Inflated average awards and number of non-nil claims settlements for lung cancer claims: 1991 to 2005	99
Figure 9.7: Inflated average awards and number of non-nil claims settlements for ARPD & Other claims: 1991 to 2005	101
Figure 9.8: Inflated average awards and number of non-nil claims settlements for Workers Compensation claims: 1991 to 2005	102
Figure 9.9: Scatter plot of large claims by report year	105
Figure 9.10: Inflated average defendant legal costs for non-nil claims by closure year	106
Figure 9.11: Inflated average defendant legal costs for nil claims by closure year	107
Figure 9.12: Age profile of claimants: 1991/92 to 2005/06 by report year	111
Figure 10.1: Mesothelioma nil claims experience: 1991 to 2005	113
Figure 10.2: Asbestosis nil claims experience: 1991 to 2005	115
Figure 10.3: Lung cancer nil claims experience: 1991 to 2005	116
Figure 10.4: ARPD & Other nil claims experience: 1991 to 2005	117
Figure 10.5: Workers Compensation nil claims experience: 1991 to 2005	118
Figure 12.1: Cashflow projections — June 2005 ($m)	131
Figure 13.1: Sensitivity testing results — Impact around the net central estimate (discounted) (in $m) at June 2005, based on application of the DDT Act 2005 in NSW only	136
Figure 13.2: Sensitivity testing results — Impact around the net central estimate (undiscounted) (in $m) at June 2005, based on application of the DDT Act 2005 in NSW only	137
APPENDICES

A. Credit rating default rates by duration	140
B. Summary results ($m)	141
B.1 Prior to cost savings	141
B.2 Post cost savings in NSW only	142
B.3 Post cost savings applied Australia-wide	143

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund

C. Projected cashflow ($m)	144
C.1 Prior to cost savings	144
C.2 Post cost savings in NSW only	145
C.3 Post cost savings applied Australia-wide	146
D. Comparison of costs: June 2005	147
E. Actuarial valuation assumptions	148
E.1 Ultimate number of claims notifications	148
E.2 Latency model	148
E.3 Assumed peak year of notifications	149
E.4 Projected average Liable Entities share of claim award costs of non-nil settlements (pre cost savings)	150
E.5 Projected average Liable Entities’ defendant costs of nil settlements (pre cost savings)	150
E.6 Projected average Liable Entities share of defendant claims legal costs of non-nil settlements (pre cost savings)	151
E.7 Large claims loading (for claims in excess of $1m in current money terms)	151
E.8 Nil claim settlement rate	152
E.9 Cross-claim recoveries and Other Recoveries rate	152
E.10 Margin in case estimates	152
E.11 Economic assumptions excluding discount rate	153
E.12 Discount rate by year	153
F. Australian Consumption and Production Data: 1920-2002	154
G. Additional Information as at 24 June 2005	155
H. Glossary of Terms used in the Principal Deed	156

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
1.	SCOPE AND PURPOSE

Important Note: Basis of Report
This valuation report (“the Report”) has been prepared by KPMG Actuaries Pty Limited (A.B.N. 77 002 882 000) (“KPMG Actuaries”) in relation to “A deed in respect of a Final Funding Agreement in respect of the provision of long-term funding for compensation arrangements for certain victims of Asbestos-related diseases in Australia” (hereafter referred to as “the Principal Deed”) between James Hardie Industries NV, LGTDD Pty Limited and the State of New South Wales. This Report is intended to be the Initial Report as defined under the Principal Deed and values the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund. This Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgement as of the date of the Report.
The Report has made allowance for an estimate of the cost savings anticipated to arise as a result of the recent enactment of The Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005.
In preparing the Report, KPMG Actuaries has relied on information supplied to it from various sources and has assumed that that information is accurate and complete in all material respects. KPMG Actuaries has not independently verified the accuracy or completeness of the data and information used for this Report.
Except insofar as liability under statute cannot be excluded, KPMG Actuaries, its directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models.
The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in full in the Report.
1.1	Introduction

1.1.1	Chronology of events

In February 2001, the Medical Research & Compensation Foundation

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
(“MRCF”) was established as a charitable trust to meet the asbestos-related liabilities of two former subsidiaries of James Hardie Industries NV (“James Hardie”), namely Amaca Pty Ltd (formerly James Hardie & Coy) and Amaba Pty Ltd (formerly Jsekarb).

In February 2004, the NSW Government established the Special Commission of Inquiry into the Establishment of the MRCF. In September 2004, one of the findings of the Inquiry was that the MRCF was under-funded insofar as it would not have sufficient assets to meet its expected future obligations.

During the Special Commission of Inquiry, James Hardie made an offer to fund the liabilities subject to certain conditions and shareholder approval. Subsequent to the Special Commission of Inquiry’s findings, negotiations began to establish the basis on which the funding may take place.

A “Heads of Agreement” was signed on 21 December 2004 between James Hardie, the ACTU, a representative of the Asbestos Victims Groups, UnionsNSW and the NSW Government. This was a non-binding agreement which set out the principles upon which the Principal Deed would be based.

1.1.2	Liability assessments undertaken by KPMG Actuaries

KPMG Actuaries Pty Ltd (“KPMG Actuaries”) was retained during the Special Commission of Inquiry by James Hardie and Allens Arthur Robinson (“AAR”) to provide an assessment of the asbestos-related liabilities of the MRCF at 30 June 2003.

Within the valuation as at 30 June 2003, KPMG Actuaries estimated the discounted value of the quantifiable liabilities of the MRCF on a “central estimate” basis as $1,573.4m (equivalent to an undiscounted estimate of $3,403.1m), based on the then current economic and legal environment, net of insurance recoveries and after allowance for claims-related legal costs.

KPMG Actuaries were retained by James Hardie during the negotiations of the Heads of Agreement to provide an updated assessment of the liabilities as at 30 June 2004. This was set out in our report dated 21 November 2004, based on data to 18 October 2004.

Within that valuation, KPMG Actuaries estimated the discounted value of the quantifiable liabilities of the Liable Entities on a “central estimate” basis as $1,536.0m (equivalent to an undiscounted estimate of $3,585.6m) as at 30 June 2004.

KPMG Actuaries were retained at 31 March 2005 to provide an assessment of the liabilities at that date without making any allowance for an estimate of the cost savings arising from the implementation of legislation resulting from the NSW Government Review. This was set out in our report dated 14 May

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
2005.

Within that valuation, KPMG Actuaries estimated the discounted value of the quantifiable liabilities of the Liable Entities on a “central estimate” basis as $1,684.9m (equivalent to an undiscounted estimate of $3,603.7m) as at 31 March 2005.

The precise scope of the liability assessment of the various reports has varied, and also the varied from the scope of this Report which quantifies the liabilities which are to be met by the Special Purpose Fund as set out in the Principal Deed. Accordingly, comparison between the various estimates of liabilities requires some care and should be regarded as indicative only.

1.2	Purpose of this report

Both the Heads of Agreement and the Principal Deed envisaged the completion of an Annual Actuarial Report evaluating the potential asbestos-related liabilities of the Liable Entities to be met by the Special Purpose Fund.

The Liable Entities are defined as being the following entities:
•	Amaca Pty Ltd (formerly James Hardie & Coy);

•	Amaba Pty Ltd (formerly Jsekarb); and

•	ABN60 Pty Ltd (formerly James Hardie Industries Ltd).
We have also included a liability assessment in relation to liabilities arising out of mining activities at Baryulgil which have been agreed by the Board of James Hardie to be assumed by the Special Purpose Fund (these liabilities are referred to in the Principal Deed as liabilities in relation to Marlew Claims).
KPMG Actuaries has been retained by James Hardie to provide the Initial Report as envisaged under the Principal Deed. The prior written consent of KPMG Actuaries is required for any other use of this report or the information contained in it.
Our valuation is intended to be effective as at 30 June 2005 and has been based on information provided as at 24 June 2005.
The Medical Research and Compensation Foundation, Amaca Pty Limited and Amaba Pty Limited are not responsible for, and did not request, the preparation of this report.
Nonetheless, the MRCF have requested to see, and will be provided with, a copy of this report.
We thank the MRCF and ACS for the provision of the data, the availability of their staff and for their general assistance and co-operation.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
1.3	Scope of report

We have been requested by James Hardie to provide an actuarial assessment as at 30 June 2005 of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund.

The assessment is on a central estimate basis and is based on the claims experience to 24 June 2005. The Discounted Central Estimate, as defined under the Principal Deed, requires us to take into account the anticipated cost savings arising from the procedural reforms resulting from the DDT Act 2005.

A “central estimate” liability assessment is an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean of that distribution. The central estimate liability represents the expected present value of the future asbestos-related claim payments by the Liable Entities in relation to future Proven Claims and Claims Legal Costs to be met by the Special Purpose Fund.

It is of note that our liability assessment:
•	Relates to the Liable Entities and Marlew (in relation to Marlew Claims arising from asbestos mining activities at Baryulgil);

•	Is intended to cover:
▪	The amount of settlements, judgments or awards for all Personal Asbestos Claims.

▪	Claims Legal Costs incurred by the Special Purpose Fund in connection with the settlement of Personal Asbestos Claims.
•	Is not intended to cover:
▪	Personal injury or death claims arising from exposure to asbestos which took place outside Australia.

▪	Personal injury or death claims, arising from exposure to Asbestos, which are brought outside Australia.

▪	Claims for economic loss, other than any economic loss forming part of an award for damages for personal injury and/or death.

▪	Claims for loss of property, including those relating to land remediation.

▪	The costs of asbestos or asbestos product removal relating to asbestos or asbestos products manufactured or used by or on

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
behalf of the Liable Entities.
•	Includes compensation to the NSW Dust Diseases Board or a Workers Compensation Scheme by way of a claim by such parties for contribution or reimbursement from the Liable Entities, but only to the extent that the cost of such claims is less than the limits of funding for such claims as outlined within the Principal Deed.

•	Includes an allowance for Workers Compensation claims, being claims from current and former employees of the Liable Entities, but only to the extent that such liabilities are not met by a Workers Compensation Scheme or Policy (see section 1.3.1).

•	Assumes that the product and public liability insurance policies of the Liable Entities will continue to respond to claims as and when they fall due. We have not made any allowance for the impact of any disputation concerning Insurance Recoveries nor of any legal costs that may be incurred in resolving such disputes.

•	Makes no allowance for potential Insurance Recoveries that could be made on insurance contracts placed from 1986 onwards which were placed on a “claims made” basis.

•	Makes no allowance for the Operating Expenses of the Liable Entities or the Special Purpose Fund.

•	Assumes a continuation of the existing legal environment in relation to claims settlements.

•	Makes no additional allowance within this liability valuation for the inherent uncertainty of the liability assessment. That is, no additional provision has been included in excess of a central estimate.

•	Makes allowance for an estimate of the potential savings arising from the procedural reforms in NSW resulting from the enactment of the DDT Act 2005 which became an Act on 26 May 2005 and had been substantially proclaimed and became effective on 1 July 2005.
Readers of this report may refer to our previous reports (as set out in Section 1.1.2) which are available at www.ir.jameshardie.com.au and www.asx.com.au, or to the report filed by Richard Wilkinson to the Special Commission of Inquiry and dated 7 June 2004 which is also available at www.ir.jameshardie.com.au.
1.3.1	Workers Compensation

Workers Compensation claims are claims made by current and former employees of the Liable Entities. Such past, current and future reported

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
claims were insured with, amongst others, Allianz Australia Limited (“Allianz”) and the various State-based Workers Compensation Schemes.

Under the Principal Deed, the part of future Workers Compensation claims that are met by a Workers Compensation Scheme or Policy of the Liable Entities are outside of the Special Purpose Fund. The Special Purpose Fund is, however, to provide for any part of the claim not covered by a Workers Compensation Scheme or Policy (e.g. as a result of the existence of limits of indemnity on those contracts of insurance).

On this basis our liability assessment, which relates to the Special Purpose Fund, includes only the amount borne by the Liable Entities in excess of the anticipated Insurance Recoveries.

In making our assessment we have assumed that the Workers Compensation insurance programme will continue to respond to claims by current and former employees of the Liable Entities as and when they fall due. To the extent that they were not to respond owing to (say) insurer insolvency, Insurer Guarantee Funds should be available to meet such obligations.

1.3.2	ABN60 Liability

Overall our current assessment is that the asbestos-related disease liabilities of ABN60 are not material. We have formed this view based on the following considerations.

To date, there have been 96 claims filed against ABN60 or James Hardie Industries Limited, of which 2 were filed in 2001, 1 filed in 2002 and 2 filed in 2004. To our knowledge there have been no claims filed against ABN60 in 2005 as yet.

We note that the claims against ABN60 have been in relation to:
•	Claims by former employees of JHIL employed prior to 1937 (9);

•	New Zealand claims (13);

•	Cross-claims by Pacific Power (37);

•	Claims from Baryulgil (9); and

•	Other cross-claims (28).
We understand many of these claims (particularly from New Zealand, Pacific Power and Baryulgil) have not resulted in any judicial determination of liability against ABN60 and that the level of cost arising from these claims has been relatively insubstantial. In terms of employee claims the latest date of exposure should be 1937.
We have modelled ABN60’s liability as part of the Liable Entities, and have

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
grouped ABN60 with Amaca and Amaba.

Given the above, the remaining claims liability would seem unlikely to be material within the overall scope of the liability determination of this report.

Nonetheless, we note press reports in November 2004 regarding CSR investigating the possibility of joining ABN60 on the grounds of owing a duty of care and the issuance of a subpoena for information. As at the date of this report, the matter has not developed further.

1.3.3	Baryulgil

In light of the agreement by the Board of James Hardie to incorporate claims arising from mining activities at Baryulgil (called “Marlew Claims” in the Principal Deed) into the Special Purpose Fund, where they are not otherwise recoverable from other sources, we have made allowance for the potential liabilities arising from exposure at Baryulgil, specifically:
•	Claims made against Amaca or ABN60 resulting from their past ownership of the mine, or in the case of Amaca also in relation to their joint venture with Wunderlich, are to be covered by the Special Purpose Fund.

•	Claims made against the subsequent owner of the mine (following its sale by James Hardie Industries to Woodsreef in 1976), being Marlew Mining Pty Ltd (“Marlew”) which is in liquidation, are to be met by the Special Purpose Fund except where such claims are Excluded Marlew Claims, which are recoverable by the Claimant from other sources.

Baryulgil claims are discussed further in Section 8.11.
1.3.4	Risk Margins

It has been common practice for insurance companies, and in some cases non-insurance companies, to hold claims provisions at a level above the central estimate basis to reflect the uncertainty attaching to the liability assessment and to include an allowance in respect of that uncertainty.

A risk margin is an additional amount held, above the central estimate, which is held so as to increase the likelihood of adequacy of the provisions to meet the ultimate cost of settlement of those liabilities.

We have not provided an assessment of any risk margins to supplement the central estimate of the liabilities.

We have, however, provided sensitivity tests on the central estimate of the liabilities based upon a range of different scenarios. This has been addressed in Section 13.

We note in this context that the Heads of Agreement and the Principal Deed

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
envisaged the ongoing financing of the Special Purpose Fund to be based on a “central estimate” approach and that they envisaged the Annual Actuarial Report to be for the purposes of providing a Discounted Central Estimate valuation.

1.3.5	Cost savings

Our 30 June 2005 liability assessment includes an allowance for an estimate of the future cost savings anticipated from the procedural reforms in NSW arising from the enactment of the DDT Act 2005 in NSW.

The DDT Act 2005 was introduced following the NSW Government Review which was conducted by Mr Laurie Glanfield AM, Director-General of the Attorney General’s Department and Ms Leigh Sanderson, Deputy Director-General of the Cabinet Office. This Review made a number of recommendations aimed at improving the efficiency of the litigation process.

These recommendations were incorporated into the DDT Act 2005 which became an Act on 26 May 2005, which had been substantially proclaimed and became effective on 1 July 2005.

Our report makes allowance for the impact of the DDT Act 2005 applying in NSW. However, we have also been asked to quantify the potential impact if reforms similar to the DDT Act 2005 are applied in the other States. Throughout this report we refer to “Australia-wide” or “DDT Act 2005 applying nationally” in this regard.

We note that technically and legally the DDT Act 2005 cannot apply in the other States and readers should note that our comments are a short-hand way of expressing the impact of the application, where appropriate, of similar reforms to those enacted under the DDT Act 2005.

1.4	Areas of potential exposure not included

As identified in Section 1.3, there are other potential sources of claims exposure beyond those directly considered within this report. However, while many of them are possible they are by no means certain and in a number of cases they are unquantifiable even if they have the potential to generate claims. This is especially the case for those sources of future claim where there has been no evidence of claims to date.

Areas of potential changes in claims exposure we have not explicitly allowed for in our valuation include:
•	Future significant individual landmark and precedent-setting judicial decisions;

•	Significant medical advancements;

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
•	Unimpaired claims, i.e. claims for fear, stress, pure nervous shock or psychological illness;

•	A change in the basis of compensation for asymptomatic pleural plaques for which no associated physical impairment is exhibited;

•	A proliferation of “third-wave” claims, i.e. claims arising as a result of indirect exposure such as home renovation, washing clothes of family members that worked with asbestos, or from workers involved in removal of asbestos or demolition of buildings containing asbestos;

•	Changes in legislation, especially those relating to tort reform for asbestos sufferers;

•	Introduction of new, or elimination of existing, heads of damage;

•	Exemplary and aggravated or punitive damages (being damages awarded for personal injuries caused as a result of negligence or reckless conduct);

•	Changes in the basis of apportionment of awards for asbestos-related diseases for claimants who have smoked;

•	Changes in the basis of compensation following the recent court case relating to the compensability of Sullivan vs. Gordon damages, CSR vs. Eddy (2005) HCA 64. At this stage, we have made no allowance within our valuation for any potential savings resulting from the decision;

•	Any changes to GST or other taxes; and

•	Future bankruptcies of other asbestos claim defendants (i.e. other liable manufacturers or distributors).
Nonetheless, some implicit allowance is made in respect of some of these items in the allowance for superimposed inflation included in our liability assessment and to the extent that some of these have emerged in past claims experience.
We have made no allowance for the risk of further development in relation to New Zealand exposures and the rights of claims from New Zealand claimants in Australian courts (as per Frost vs. Amaca Pty Ltd (2005), NSWDDT 36 although we understand this decision is under appeal) nor for the risk of additional exposures from the United States or any other country. This is because, as noted in Section 1.3, the Special Purpose Fund will not meet the cost of these claims as they are Excluded Claims.
We discuss these matters further in Section 3.2.1.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
1.5	Data Reliance and limitations

KPMG Actuaries has relied upon the accuracy and completeness of the data with which it has been provided. KPMG Actuaries has not verified the accuracy or completeness of the data, although we have undertaken steps to ensure its consistency with data previously received. However, KPMG Actuaries has placed reliance on the data previously received, and currently provided, as being accurate and complete in all material respects.

Our assessment of the asbestos-related disease liabilities of the Liable Entities does not have regard to the way in which the liabilities may be funded by James Hardie or the Special Purpose Fund. Depending on how the liabilities are funded or financed, including the earnings experience of any assets held to back the liabilities, the ultimate cost of meeting the liabilities may vary significantly from the liability amounts shown in this report.

1.6	Uncertainty

It must be understood that estimates of asbestos-related liabilities are subject to considerable uncertainty. This is due to the fact that the ultimate disposition of future claims, whether reported or not, will be subject to the outcome of events that have not yet occurred. Examples of these events, as noted in Section 1.4, include jury decisions, court interpretations, legislative changes, epidemiological developments, medical advancements, public attitudes, potential third-wave exposures and social and economic conditions such as inflation.

It should therefore be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the Special Purpose Fund will not ultimately exceed the estimates contained herein and that any such variation may be significant.

Nonetheless, we provide our best estimates based on our current expectations of future such events.

1.7	Distribution and use

The purpose of this report is as stated in Sections 1.2 and 1.3. This report should not be used for any purpose other than those specified.

This report is to be provided to the Board of James Hardie. We also understand this report may be provided to other professional advisers to James Hardie, including Caliburn Partnership, Allens Arthur Robinson and Atanaskovic Hartnell; and to PricewaterhouseCoopers in their capacity as auditors to James Hardie.

KPMG Actuaries notes that this report may also be provided to the NSW

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Government and its advisors.

KPMG Actuaries provide our consent for this report to be made available in its entirety to all the above-mentioned parties, and for it to be filed with the ASX and placed on James Hardie’s website in its entirety.

To the extent permitted by law, KPMG Actuaries will not be responsible to third parties for the consequences of any actions they take based upon the opinions expressed within this report, including any use of or purported reliance upon this report not contemplated in Sections 1.2 and 1.3.

Where distribution of this report is permitted by KPMG Actuaries, the report may only be distributed in its entirety and judgements about the conclusions and comments drawn from this report should only be made after considering the report in its entirety and with necessary consultation with KPMG Actuaries.

1.8	Author of the Report

This report is signed by Richard Wilkinson, General Insurance Practice Leader of KPMG Actuaries, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia.

This report is co-signed by Greg Martin, Managing Director of KPMG Actuaries and a Fellow of the Institute of Actuaries of Australia, in his capacity as peer reviewer.

1.9	Professional standards and compliance

This report details a valuation of the outstanding claims liabilities of an entity which holds liabilities with features similar to general insurance liabilities as a self-insured entity, and which has purchased related insurance protection.

This report complies with Professional Standard 300 of the Institute of Actuaries of Australia (“PS300”), “Actuarial Reports and Advice on General Insurance Technical Liabilities”. The effective date of the current version of PS300 is April 2002.

However, as we note in Section 1.3, this report does not include an allowance for the Operating Expenses of the Liable Entities or the Special Purpose Fund and nor does it include any allowance for a risk margin to reflect the inherent uncertainty in the liability assessment.

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2.	EXPOSURE HISTORY OF JAMES HARDIE’S FORMER SUBSIDIARIES[1]
2.1	Overview

In 1916, James Hardie opened its first asbestos factory at Camellia in Sydney. Between 1916 and 1987, James Hardie and its subsidiaries produced and developed a variety of products including:
•	Asbestos cement pipes;

•	Asbestos cement sheeting and building products;

•	Lagging and other insulation products; and

•	Brake linings and other friction products.
2.2	Mining activities[2]

Asbestos Mines Pty Limited owned and operated a small chrysotile (white asbestos) mine at Baryulgil NSW.

We understand the history of the Baryulgil mine to be briefly as follows:

1940	Wunderlich Ltd begins developing the asbestos deposits.

1944	Wunderlich Ltd and James Hardie & Coy (now Amaca Pty Ltd) commence a joint venture to operate the mine at Baryulgil in the name of Asbestos Mines Pty Ltd.

1953	James Hardie & Coy purchases the remaining 50% interest in Asbestos Mines Pty Ltd from Wunderlich Ltd.

1954	Ownership of Asbestos Mines Pty Ltd is transferred to James Hardie Asbestos Ltd (subsequently renamed James Hardie Industries Ltd)

1976	Asbestos Mines Pty Ltd (later Marlew Mining Pty Ltd*) is sold by James Hardie Asbestos Ltd to Woodsreef Mines Ltd, which continued to operate the mine.

1979	Woodsreef ceased mining operations at Baryulgil.

*	Note: Marlew Mining Pty Ltd is in liquidation
It has been stated that the Baryulgil mine workforce was never more than

[1]	This section is substantially based on a paper submitted to the Special Commission of Inquiry and was included as the Special Commission of Inquiry Appendix J, Paper entitled “James Hardie and Asbestos” (15 January 2001) prepared by Mr Wayne Attrill

[2]	This section is substantially based on the press release from James Hardie dated 24 March 2005 and on workforce statistics and information we were provided with.

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approximately 40 people at any one time and that through the early 1940s to the closure of the mine in 1979 the employees included approximately 350 people in aggregate.
The chart below shows the number of person years of exposure for workers in each year based on the data provided and agreed upon during the Parliamentary Inquiry in 1984.
Figure 2.1: Person years of exposure by year of exposure for Baryulgil mine workers: 1944 to 1979
It can be seen that there appears to be a spike in 1955. We believe this is due to some prior data in relation to the workers’ period of employment not being available and a dummy value of 1955 being adopted in the database of workers submitted to the Parliamentary Inquiry.
What this means is that the number of workers in 1955 is over-stated and those in prior years is likely to be under-stated slightly.
The chart shows that there were up to 40 people working in the mine each year, and an overall average of 20-25 people, which is consistent with the commentary provided by James Hardie. The database also shows that there were about 350 workers who ever worked at the mine. This implies that over the 35 year period, the average length of service was about 2 years per individual. However, we note that there are some workers who worked at the mine for only a matter of weeks.

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2.3	Asbestos cement

Production of asbestos cement based products was James Hardie & Coy’s primary business. The products it produced came in the form of building products and asbestos cement pipes.

Production of asbestos cement pipes began in 1926 but the use of asbestos cement pressure pipes for water and sewerage use did not become widespread until autoclaving of pipes was introduced in the early 1950s.

Prior to the mid-1980s, James Hardie & Coy manufactured flat and corrugated asbestos cement sheets for internal and external wall cladding in buildings and for roofs, and asbestos cement water and sewer pipes.

The major fibre used in the manufacture of asbestos cement products was chrysotile.

Amosite (brown asbestos) was not used in James Hardie & Coy products until the 1950s, and small quantities of amosite continued to be used in asbestos cement products until about 1980.

James Hardie & Coy also used crocidolite (blue asbestos) in pressure pipes and building products that were not able to be seen in detail, such as roofing products from the mid-1950s until about 1968. The crocidolite was sourced from the CSR mine at Wittenoom.

Asbestos content of pipes was approximately 15% of which about 12% was chrysotile and the remainder amosite. During the period 1956–1968, crocidolite was also used (about 2%).

The asbestos content of James Hardie & Coy’s asbestos cement sheet ranged from 8% to 15%, and was predominantly chrysotile with small amounts of amosite and crocidolite, with crocidolite only used up to 1968.

2.4	Insulation products

Asbestos containing insulation products were first manufactured by James Hardie & Coy in the 1930s, and by the 1950s James Hardie & Coy had established itself in the market with a product called 85% Magnesia.

In 1964 James Hardie & Coy formed a joint venture with CSR and Bradford Insulation known as Hardie-BI Company to make and market insulation products.

Major products produced were 85% Magnesia and K-Lite. Both products contained about 15% amosite. The partnership was dissolved in 1974 and James Hardie & Coy ceased production of asbestos thermal insulation products at that time.

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2.5	Brake linings

James Hardie & Coy had initially entered the brakes and friction products market in the early 1930s and had a well-established business by 1950 under the brand name “Five Star”.

In 1963 James Hardie & Coy entered into the Hardie-Ferodo joint venture with Ferodo of the UK. Hardie-Ferodo carried out considerable product development work, particularly with regard to railway rolling stock brakes. The partnership dissolved in 1978 and the business was renamed Better Brakes (and later became known as Jsekarb).

Jsekarb manufactured brake linings for motor vehicles, railway wagons and locomotives, and ceased using asbestos in their manufacturing process in 1987.

The only asbestos used in friction products was chrysotile.

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3.	AREAS OF POTENTIAL EXPOSURE
3.1	Overview

In Section 1.4, we identified some sources of exposure and uncertainty that may not explicitly, or implicitly, be factored into our valuation. The impact of the emergence of these might be to increase, or decrease, the future number of claims or the overall costs in relation to the liabilities of the Liable Entities.

3.2	Potential changes to the number of future claims

3.2.1	Overseas exposures

Currently the vast majority of claims against the Liable Entities have emanated from Australia, although there have been a small number of claims arising from outside Australia.

The following describes a brief history of past claims made against the Liable Entities which have been made in Courts outside Australia or where exposure has taken place outside Australia.

Whilst overseas claims remain a source of exposure, they will not impact the liabilities of the Liable Entities to be met by the Special Purpose Fund as the Special Purpose Fund will not meet claims relating to:
•	Exposure to asbestos to the extent it took place overseas; and/or

•	Claims made overseas relating to asbestos exposure (regardless of the place of exposure).
To the extent that claims settlements may involve Australian and overseas exposure, we have included these claims within our liability assessment but only to the extent to which the awards relate to Australian exposure.

In a recent case of Frost v Amaca Pty Ltd (2005) NSWDDT 36, Curtis J held that the place of tort was New South Wales whilst the residency of the plaintiff was New Zealand and the exposure took place in New Zealand. This claim was notified to Amaca in 2002 and the judgment was entered on 17 August 2005. The decision has been appealed.

We have been advised that the judgment in Frost vs. Amaca prima facie appears to be inconsistent with earlier decisions of the Court of Appeal.

US claims

To date, there have been 23 claims arising from the US. Of these, 7 relate to claims made against one of the former James Hardie companies (Amaca and Amaba) whilst the remaining claims have been made against James Hardie

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Group subsidiaries that, we are advised, have never manufactured or sold products containing Asbestos. Nearly all of these claims have been dismissed without liability.
The most recent known claim report date was on 5 November 2001, more than 3.5 years ago and this was closed in December 2004 with no liability or costs attaching.
The 23 claims include 11 mesothelioma claims and 4 each of asbestosis, lung cancer and ARPD & Other.
Of these, 21 claims have a settlement date shown on the MRCF’s system and only 2 have resulted in costs being borne by the Liable Entities — one resulted in legal costs being accrued in order to demonstrate (successfully) no liability to any of the Liable Entities. The other claim has been settled although the settlement amount is subject to confidentiality.
Investigations into the remaining 2 claims by staff of ACS and the MRCF indicate these claims have been closed and no further activity is anticipated on them.
New Zealand claims
In New Zealand, asbestos-related disease compensation claims are managed by the state-run Accident Compensation Commission (ACC). All decisions relating to the amount and allocation of payments to claimants in New Zealand are made by the ACC in accordance with New Zealand law.
There have been 48 claims reported to date which have:
•	resulted from exposure in New Zealand; and/or

•	been heard in New Zealand courts; and/or

•	been filed against James Hardie’s New Zealand operations and which have been brought in Australia (e.g. Amaca product exported to New Zealand).
One claim was filed in 2004/05. There remain 4 open claims, all being heard in the NSW Dust Diseases Tribunal, with almost $3m of case estimates (including legal costs). One of these claims is for $1.5m.
We note that New Zealand claimants have, in a number of cases, attempted to bring their claims into Australia, and especially into the NSW Dust Diseases Tribunal, in order to seek common law damages. We note these cases have had little success to date, other than in relation to Frost vs. Amaca, and it should also be noted that the number of New Zealand claims filed to date is quite small.

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Indonesia and Malaysia claims

We understand that James Hardie was a joint venture investor in companies which manufactured products containing asbestos in Malaysia from 1966 and Indonesia from 1969 and that it divested its investments in Indonesia in 1985 and in Malaysia shortly thereafter.

We have reviewed the database to identify any claims from this source. The database does not reveal any claims from this source at this time for mesothelioma or any other asbestos-related diseases.

The absence of mesothelioma claims to date is not substantive evidence as to future claims given that exposure did not begin until 38 years ago and given the long latency period of mesothelioma.

However, the absence of other asbestos-related diseases with much shorter latency periods is more significant.

Papua New Guinea mixed exposure claims

There have been a small number of claims (seven) from individuals with mixed exposures, being claimants for whom some asbestos-related exposure took place in Australia and some asbestos-related exposure took place in Papua New Guinea. Six of these cases have been heard in the Dust Diseases Tribunal of New South Wales and one has been heard in the Victoria Supreme Court.

Of these seven claims, approximately 80% of the exposure (by duration) related to exposure that took place in Australia.

Accordingly, these claims and projected future claims are allowed for in our valuation as we have modelled them as claims being heard in Australia.

3.2.2	Third-wave claims

We have made some implicit allowance for so-called “third-wave” claims. These are claims for personal injury and / or death arising from asbestos exposure during home renovations by individuals or to builders involved in such renovations. Such claims are allowed for within the projections to the extent to which they have arisen to date and to the extent our exposure model factors in such tertiary exposures in its extrapolation.

Nonetheless, we have not allowed for a surge in such claims in the future arising from renovations, but conversely we have not allowed for a tempering of those third-wave claims included within our projection as a result of improved education of individuals of the risks of such home renovations, or of any local Councils or State Governments passing laws in this regard.

However, it should be noted that claims for the cost of asbestos or asbestos

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product removal from homes and properties or any claims for economic loss arising from asbestos or asbestos products being within such homes and properties will not be met by the Special Purpose Fund, in common with property or site remediation claims.

3.2.3	Unimpaired claims

Unimpaired claims are claims made by plaintiffs where the plaintiff does not exhibit any physical symptoms of injury or damage. This would include claims for fear and stress.

We have not allowed for the admissibility of “unimpaired claims” within the Australian Court system.

In the case of Thompson vs. CSR (NSWDDT 7/2003), the estate of Mr Thompson made a retrospective claim for fear of contracting mesothelioma 14 years before onset. In this case, Judge O’Meally ruled that the fear was not compensable. This view was upheld by the NSW Court of Appeal ((2003) 59 NSWLR 77). Special leave to appeal was granted by the High Court on 16 December 2004 relating to another issue.
3.2.4	Pure nervous shock claims

“Pure” nervous shock claims are claims which are unrelated to an underlying disease. Where there is a psychiatric illness, general damages may be payable and economic loss may also be payable where the inability to work is a result of the psychiatric illness.

In Western Australia in October 2004, an appeal case concerning Arturo Della Maddalena, a past employee of CSR at Wittenoom mine was heard. Mr Della Maddalena worked at Wittenoom, owned by CSR, from 1961 until it closed in 1966. During this period he was exposed to blue asbestos dust.

An investigation of 42 of Mr Della Maddalena’s former workmates found 39 of them had died from asbestos-related disease.

In the first Court hearing, the primary judge’s determination was that he did not accept there to be evidence of psychiatric illness, or evidence that it arose from asbestos exposure.

However, on appeal the second judge rejected the primary judge’s decision as to the acceptability of the evidence placed before him.

Mr Maddalena successfully appealed for a claim for psychiatric illness resulting from his exposure, although he has not shown signs of having contracted a disease at present.

The defendants to the claim have since appealed the case to the High Court of Australia. We understand that the basis for the appeal is to determine if

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the original appeal could overturn the decision based on the rejection of the primary judge’s decision that there was no such evidence of psychiatric illness resulting from asbestos exposure.

We have not seen or heard of a similar such case being brought since the Maddalena case, although we note a statement by Robert Vojakovic, President of the Asbestos Diseases Foundation of Australia, at the time of the Maddalena case that he was aware of another 10 claimants ready to take similar court actions.

In many cases, any such claims will likely represent a bringing forward of some future eventual claims, rather than outright additional claims.

We have assumed that stress or fear from potential exposure, which is not accompanied by a disease, will not result in a material additional net cost of claims for compensation.

3.2.5	Pleural plaques

Pleural plaques are formations of scarred tissue which form on the inside of the chest wall. They usually take about 20 years to emerge following exposure to asbestos but symptoms are rarely associated with pleural plaques. Current medical opinion is that pleural plaques do not shorten life and that their existence does not increase the possibility of developing an asbestos-related disease but rather acts as an indicator that exposure to asbestos has taken place.

If an individual presents benign pleural plaques without any demonstrable physical impairment, the individual would not currently be compensated within Australia for the existence of pleural plaques. Our liability assessment makes no allowance for benign pleural plaque claims without any associated physical impairment.

However, scarring which is associated with a certain level of physical impairment, such as reduced “total lung capacity” or “forced vital capacity”, or diffuse pleural thickening would currently be compensated within Australia.

Such claims have arisen in the past and are included within our disease category “ARPD & Other”. Accordingly, we have allowed for these within our liability assessment.

3.3	Potential changes to claims costs

3.3.1	Legal environment

We have not explicitly allowed for the emergence of new heads of damage or the significant extension of current heads of damage, or for any overturn or restriction of heads of damage.

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However, allowance for these is, in part, implicit within the rate of superimposed inflation we have assumed.

3.3.2	Sullivan vs. Gordon

The decision in Sullivan vs. Gordon (1999) 47 NSWLR 31, [1999] NSWCA 338 allowed a plaintiff to claim compensation for the value of the services which the plaintiff could no longer perform to family members as a result of their injury, incapacity and/or death.

Benefits could be claimed for past and future loss, including post-death gratuitous services, based on a normal life expectancy of the individual and not to the actual date of death.

However, a more recent High Court of Australia case, CSR vs. Eddy [2005] HCA64 overruled Sullivan vs. Gordon and determined that such losses, if compensable, would be compensable as general damages rather than a separate head of damage. The High Court accordingly reduced the claim from $465,899 to $300,419 (a reduction of $165,480).

In this regard, we note that on average Sullivan vs. Gordon benefits have historically averaged around $40,000 for a typical mesothelioma claim, with an average overall award of around $400,000.

Accordingly it is possible in future that, in the case of claims involving mesothelioma and lung cancer, a significant proportion of Sullivan vs. Gordon benefits could be eliminated. However, the impact on the overall claims awards will depend on the degree of cost-shifting to other heads of damage. For diseases which do not shorten life expectancy so substantially (asbestosis, ARPD & Other), the reduction arising from the removal of Sullivan vs. Gordon should be proportionately less.

We also note the announcement on 28 November 2005 by the Attorney-General for South Australia, Michael Atkinson, that there would be legislative reform in South Australia in relation to dust diseases claims. The announcement indicated that the South Australian reforms would also overturn the decision in CSR vs. Eddy.

At this time, an estimation of the net impact of the removal of Sullivan vs. Gordon is not possible. So that whilst estimation of the total amount of liabilities projected as relating to Sullivan vs. Gordon is possible, the extent of savings that may eventuate is not possible at this time.

Accordingly at this time we have made no allowance in our central estimate for the potential savings arising from the CSR vs. Eddy decision.

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3.3.3	Dust Diseases Board Reimbursement

In respect of the NSW Dust Diseases Board, there exists a right under Section 8E (Reimbursement Provisions) of the Dust Diseases Act 1942 for the Dust Diseases Board (“DDB”) to recover certain costs from common law defendants, excluding the employer of the claimant.

This component of cost is implicitly included within our liability assessment as the claims awards made in recent periods and in recent settlements contain some allowance for DDB reimbursement where applicable. Furthermore, currently reported open claims have allowance within their case estimates for the costs of DDB reimbursement where relevant and applicable.

The Principal Deed indicates that the Special Purpose Fund is intended to meet Personal Asbestos Claims and that claims by the DDB or a Workers Compensation Scheme for reimbursement will only be met up to a certain specified limit, being:
•	In the first financial year of the Special Purpose Fund a limit of $750,000 will apply;

•	In respect of each future financial year, that limit will be indexed in line with the Consumer Price Index;

•	There will be an overall aggregate cap of $30m.
Owing to the inclusion of past DDB payments in historic claims data, and given the absence of sufficiently detailed “head of damage” claim data to separate the components of past DDB reimbursements from historic claims awards, it is impractical for us to separately model this component of claims cost within our liability assessment by direct assessment.

We have therefore estimated the component of product and public liability claims awards which relate implicitly to DDB reimbursements by approximate methods.

In arriving at our estimate of the allowance contained within the historic claims data for the DDB reimbursement costs, we have considered the following facts:
•	The proportion of claims which are heard in NSW is currently around 41%;

•	Of this, 29% relate to claims with some form of exposure in NSW;

•	In addition, 1% of all claims have NSW exposure but are heard in other States at present;

•	Therefore approximately 30% of all claims relate to NSW exposure;

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•	We cannot ascertain with certainty the proportion of these claims that will involve a worker claim or will involve subrogation from the DDB. However, it is likely that most worker-related claims will have entered the DDB first and received statutory compensation. We have estimated that 50% of all NSW exposure claims will be worker claims and have received compensation in the DDB. This is based on consideration of the relative size of the NSW workforce to the NSW population and recognition that the DDB does not provide compensation to:
▪	Claimants whose exposure did not arise during their employment (non-occupational exposures); and

▪	Claimants whose exposure took place outside NSW.
•	The average DDB payment by the Liable Entities on recent mesothelioma claims with a DDB payment, and on open claims with a DDB reserve, is $25,000 per claim. That is, around 10% of the claim cost of a mesothelioma claim.
Accordingly, we have assessed the DDB component as 1.5% of gross product and public liability claims costs, being 30% x 50% x 10%.

We have calculated the implicit DDB reimbursement component otherwise included within our liability assessment and applied the capping rules outlined above to determine the projected payments in relation to DDB reimbursements that will be met by the Special Purpose Fund.

Readers should note that figures shown in the report are stated net of the estimated DDB reimbursement component that is not to be met by the Special Purpose Fund (we estimate that the DDB reimbursement amounts, without any cap, have a net present value of $21.4m but that $7.3m of this will not be met by the Special Purpose Fund owing to the capping rules outlined above).

3.3.4	Exemplary and aggravated or punitive damages

To date, there have been no awards for exemplary or punitive damages against the Liable Entities as a result of asbestos-related disease claims.

To the extent that such awards are possible and could arise in the future such awards would increase the liability assessment. However, in the absence of any such awards to date, the liability that could arise, or would arise were such claims to eventuate, is unquantifiable and has not been included in our liability assessment.

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3.3.5	Smoking-related diseases

There have been some notable cases involving the emergence of lung cancers from people with asbestos exposure but who have also smoked cigarettes.

There are two prevailing views of the interaction of smoking and asbestos exposure:
•	That the emergence of asbestosis is a necessary precursor to lung cancer caused by asbestos exposure (“the necessary precursor hypothesis” as put forward by Hans Weill amongst others).

•	That providing there has been exposure to asbestos sufficient to cause asbestosis it is reasonable to attribute a causal contribution to the asbestos exposure (“the fibre burden hypothesis”).
It is generally accepted that the risk of developing cancer after asbestos exposure is increased in the case of a smoker (see papers by Sir Richard Doll in 1985 amongst others).

In McDonald vs. State Rail Authority (1998) (16 NSWCCR 695), the judgement made by Judge O’Meally was that “carcinoma of the lung may be attributed to asbestos exposure in the absence of asbestosis where the exposure was sufficient to have caused asbestosis.”

In this case, Judge O’Meally further noted that the Helsinki Criteria set this at 25 fibre/mL-year.

However, Judge O’Meally ruled for the defendants in relation to compensation owing to the absence of evidence that the 25 fibre/mL-year threshold had been exceeded.

In Judd vs. Amaca (2002) (NSWDDT 25, Case Number 341), there were challenges by the defendants to the McDonald decisions as to the incidence of lung cancer being related to asbestos exposure even in the absence of asbestosis. They did not succeed in that regard.

What minimum exposure is sufficient to cause asbestosis is not an issue that was decided. It will therefore be necessary for future plaintiffs to prove at hearings what exposure is capable of causing asbestosis

We have continued to assume that the precedents set in Judd and McDonald will continue and also that the thresholds required to attribute lung cancer to asbestos exposure will be maintained. In these circumstances we have assumed continuation of the current level of awards for lung cancer claims.

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3.3.6	Future bankruptcies

As bankruptcies and insolvencies amongst defendants occur, there is a concentration of the costs of claims amongst a decreasing pool of defendants. This would be expected to lead to an increase in the proportion of a claim borne by each of the remaining solvent defendants.

Allowance might be made for such bankruptcies by way of using general credit risk methods, or by reduction in the discount rate, but such allowance would require a full model of the liabilities of Australia by entity, including the interactions between entities. This is not adequately determinable at present.

Consequently, within our central estimate assessment, we have not allowed for the future failure of any of the substantial asbestos defendants, insurers or governments who bear a share of the asbestos-related liabilities of Australia.

3.3.7	Schultz vs. BHP Billiton

On 7 December 2004, the High Court of Australia passed down its findings in relation to the matter of Schultz vs. BHP.

Mr Schultz, who worked and resided in South Australia, had worked at BHP’s Whyalla shipyard from 1957 to 1964 and 1968 to 1977. He now suffers from asbestosis and ARPD. In 2002 he commenced proceedings in the NSW DDT against BHP in relation to his asbestosis and pleural disease.

BHP unsuccessfully applied to the Supreme Court to move the matter from the DDT into the Supreme Court under the Cross-Vesting Act and to then transfer it into South Australia Supreme Court under Section 5 of the Act.

Under section 5 of the Cross-Vesting Act, the court in which proceedings are to be determined is dictated by the interests of justice. BHP’s application was refused and they thereafter appealed to the High Court.

The High Court unanimously allowed the appeal. It held that the emphasis given to Mr Schultz’s choice of State in which the claim was to be heard involved error in the application of section 5 of the Cross-Vesting Act. They ruled that Mr Schultz’s case should be removed from the DDT into the Supreme Court and then transferred to the South Australia Supreme Court as the appropriate State in which the claim should be heard.

As such, the law of South Australia was deemed to be the substantive law which would govern Mr Schultz’s claim.

One consequence of the Schultz case is that it is now expected that a number of cases which would, until recently, be heard in the NSW DDT are likely in future to be heard in other jurisdictions.

We would expect that the number of cases in other States would therefore

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show a disproportionate rise in future years and the occurrence of NSW as the prevalent Court in which cases are heard would diminish somewhat. We would not expect the Schultz case to give rise to more, or fewer, claims in itself but rather change the profile of the Courts in which claims are heard and might potentially result in slight cost savings as, on average, settlement costs in NSW appear to be slightly higher than in other States. We have not factored in further savings from this possible scenario.

To the extent that the ruling in relation to Frost vs. Amaca is upheld on appeal, it is possible that the argument about the place of tort could be applied not just to New Zealand claims but also to Australian claims in respect of the State in which the case could be heard.

Accordingly it is possible that the decision of Frost could counter the decision of Schultz to some extent and return some claims to NSW.
3.4	Medical developments
It should also be noted that in respect of some of these items, i.e. legal and medical developments, there is both an upside and downside potential in respect of claims costs, and in such cases we have taken what we believe to be a central estimate.

For example, there may be drugs developed which increase costs and extend life without curing mesothelioma: this might increase overall claim amounts. On the other hand, a total cure for mesothelioma would be more likely to reduce overall claim amounts.

Alimta treats mesothelioma and it was approved for use in Australia by the Therapeutic Drugs Administration on 7 July 2004. The drug has been increasingly mentioned over the last couple of years and its cost impact is unlikely to be transparent in any current statistics. It costs approximately $25,000 (about $6,250 per cycle) and is given to patients within a six week course of other chemotherapy.

Although it does not cure mesothelioma, it can reduce pain and symptoms and according to results produced by the producers of Alimta, it can extend life by approximately 3 months.

Coramsine is currently in development by Solbec Pharmaceuticals in Western Australia. It is in the very early stages of testing for use in the treatment of mesothelioma, although we note that it is currently in a more developed stage of testing for other cancers. The research currently indicates that the treatment can cure or reduce the levels of mesothelioma in mice. The drug still requires significant research as of the four mice treated for mesothelioma in the tests only one actually survived and was cured of mesothelioma. Of

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the other three, one was cured but later died due to a Coramsine overdose. The other two died of mesothelioma but with a significantly increased survival time.

We have not, at this valuation, allowed for the potential impact of any new blood tests or other diagnostic tests. An example is the announcement on 18 April 2005 of a blood test (SMRP serum) for potential early diagnosis of mesothelioma devised by Professor Bruce Robinson.

Such tests have the potential to result in a change in the pattern of reporting of future claims by accelerating diagnosis of these claims. Furthermore depending on how the courts would treat claims settlement in relation to these earlier diagnoses, it could also be associated with a change in the profile of claims payments.

As Professor Robinson notes[3]:
“evidence to date in our own and one other study suggest that serum SMRP measurements may have a useful role in the diagnosis of mesothelioma and in monitoring disease progression.

The role of SMRP in the early diagnosis of mesothelioma is yet to be proved and is currently the subject of several big studies. It is therefore not recommended for use in widespread screening of asbestos-exposed populations or in concerned individuals at this stage.”
At this stage there is no evidence of the success of SMRP and that there is limited information on the extent to which acceleration of diagnosis might take place. Furthermore, there is no indication of how likely or when this test could be implemented in Australia.

Accordingly, we have made no allowance for the potential impact of such diagnostic developments within the current valuation.

[3]	Source: www.brucerobinson.com.au/mesothelioma_blood_test.htm

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4.	DATA
4.1	Data provided to KPMG Actuaries

We have been provided with the following information by the Medical Research & Compensation Foundation (“MRCF”) and Amaca Claims Service (“ACS”):
•	MRCF claims database at 24 June 2005 with individual claims listings;

•	MRCF accounting database at 24 June 2005 (which includes individual claims payment detail);

•	MRCF Monthly Management Information Reports; and

•	MRCF Home Renovator Report.
Additional to this, we have been granted access to the Operations Manager and the Information Officer of ACS, and the Managing Director of MRCF. They have made themselves available to provide insight into the data, answer questions that we have had in relation to the interpretation of the data, and to discuss trends in emerging experience and any matters of note arising during the most recent financial year which we have observed within the data.

We have allowed for the benefits of the product and public liability insurance policies of the Liable Entities based on information provided to us by the MRCF relating to the insurance programme’s structure, coverage and layers.

We have also considered the claims data listing at 31 March 2005, 18 October 2004 and 30 June 2003 which formed the basis of our previous valuation assessments.

We have been provided with the following information and reports in relation to the extent of cost savings from the application of a particular process to specific cases of claim:
•	A report commissioned by James Hardie and produced by DSA Legal and Pattison Hardman which was submitted to the NSW Government Review (“The First Cost Consultants’ Report”) which was dated 14 January 2005;

•	A report by DSA Legal and Pattison Hardman (“The Second Cost Consultants’ Report”) which was dated 15 July 2005; and

•	Supplemental advice we have obtained in relation to NSW and, to a lesser extent, the other States from legal practitioners experienced in this area of litigation.

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We have also used some of our own analyses and submissions to the NSW Government Review.
4.2	Data limitations
Subject to the limitations described in Section 1.5, the data is generally of good quality and includes some useful fields that we often do not see collected within our wider experiences with other clients.

Certain data that would be very valuable to our analysis and liability assessment is not readily available. This includes:
•	In relation to open claims, the payment and case estimate history collected is not sufficient to allow us to track the development, or otherwise, of historic case estimates. This would allow us to determine a “ground up” incurred claims assessment as a cross-check and input to our calculations.

•	The available history of James Hardie’s products, such as the number of products by type, the extent of asbestos content within them and the parties who then used those products is limited. Reliable history would provide assistance in assessing the pattern of future claims notifications arising from asbestos exposure and provide further support to the actuarial assessments.

•	We do not have access to detailed information in regards to the timing and form of the Health and Safety Standards implemented by James Hardie or other companies which might go towards reducing the extent of claims in future periods. We are not aware of any studies which have as yet been able to quantify the impact of the changing standards upon future claims incidence.

•	The claims cost data is not split by individual component of award, i.e. heads of damage, which would enable increased understanding of the drivers of claim costs and inflation for individual award components (e.g. Griffith vs. Kerkemeyer, Sullivan vs. Gordon).

•	Some of the date fields (e.g. date of birth, date of death) are not complete for all claimants. These would allow better analysis for the actuarial valuation if they were complete. However, the proportion of claims with complete data is increasing with time.

•	In addition to these data restrictions, we note that the historic data changes from year to year. Sometimes this is due to re-designations, other times this is likely due to inherent operational processing delays which are common for all claims administration systems. We have undertaken investigations to understand these movements in order to

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satisfy ourselves as to the causation of the “moving data” and we address them in the body of this report.
4.3	Data verification
While we have tested the consistency of the various data sets provided, we have not otherwise verified the data and have relied on the data provided as being complete and accurate in all material respects. We have relied upon the robustness of the MRCF’s and ACS’ operational processes and systems as to the completeness of the data provided.

In our role as Valuation Actuary engaged by James Hardie, we are not able to perform an audit of the data, systems and processes of the MRCF and ACS. Consequently, should there be material errors or incompleteness in the data, our assessment could also be affected materially.

Our valuation needs to be interpreted in light of this assumption that the data is complete and accurate.
4.3.1	Reconciliation with previous year’s data
We have performed a reconciliation of the current claims database as at 24 June 2005 with that provided at 31 March 2005.

We note that there are some movements in the data between valuations. For example, there are some movements in the notification date of claims, in the disease diagnosed and in the date of settlement of claims. However, the data has been updated over time, often as more information comes to light, or through the correcting of any data errors emerging, or through the re-opening and re-settling of individual claims. As such, changing data is not unexpected or to be considered as adverse.

We have identified these changes and considered the extent of their impact on the data.

We have reviewed the consistency of a number of key fields, on a claim-by-claim basis, including:
•	Claim notification date;

•	Claim settlement dates;

•	Disease type; and

•	Settlement amounts (award and legal costs separately).
In aggregate, we regard the data as materially appropriate for its intended use.

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4.3.2	Reconciliation between claims and accounting databases

We have compared the claims awards, the legal costs and the recoveries amounts between the claims database and the accounting database from the earliest date to the current file position. Table 4.1 shows the results of this reconciliation for all claims to date.

Table 4.1: Comparison of results from claims and accounting databases

	Claims	Accounting
	database	database	Difference
	$m	$m	$m
Award settlement (gross of recoveries)	337.3	320.4	N/A — not consistent definitions

Plaintiff and defendant legal costs	50.9		N/A

Legal and consulting fees		67.4	N/A

Award and legal / consulting fees	388.1	387.4	0.7

Estimated non-insurance recoveries and reimbursements	(6.1)	(5.2)	0.9

Total costs before insurance recoveries	382.0	382.2	(0.2)

Estimated insurance recoveries	N/A	(26.2)	N/A
It can be seen that there are some differences in the values extracted from the accounting database and from the claims database.

In relation to claims awards and legal fees, the claims database includes plaintiff legal costs in relation to exclusive claims and also the defendant legal costs.

In relation to recoveries, the claims database does not include Insurance Recoveries. The accounting database shows recoveries and reimbursements. We have estimated the Insurance Recoveries recovered to

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date by consideration of the named drawer of the cheque and the overlap with the insurance programme. We have also made use of a description field which refers to “insurance recovery” quite frequently.

This process could lead to a slight over-estimate of the amounts of payments made by insurers in relation to the insurance programme, but the amount of over-estimate is unlikely to be substantial.

Overall, the data appears to reconcile reasonably well in aggregate.

Our approach for each claim record has been to take the maximum value of the two databases for each claim record. This approach is likely to result in some minor prudence in our overall analysis.

4.4	Data interpretation and analysis

Given that this report will become the basis of future reports as envisaged under the Principal Deed, we have discussed at some length below our approach to analysing the data and issues in relation to categorising and characterising the claims.

Grouping of claims data

We have split the claims into the following groups:
•	Product and Public Liability;

•	Workers Compensation, being claims by current and former employees of the Liable Entities;

•	Wharf claims; and

•	Cross-claims, being claims brought by, or against, one or more Liable Entities.
Categorising a disease

For many claims, there are a number of diseases listed in the disease description.

For the purposes of our analysis, we have allocated each claim once and therefore to one disease. We have selected the following order of priority, based on the relative severity of the disease:
•	Mesothelioma;

•	Lung cancer;

•	Other cancer;

•	Asbestosis; and then

•	ARPD and Other.

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This means that if a claim has mesothelioma as one of its listed diseases, it is automatically included as a mesothelioma claim. If a claim has lung cancer as one of its listed diseases (but not mesothelioma), it is included as a lung cancer claim. If a claim has asbestosis as one of its listed diseases, it is only coded as asbestosis if it has no reference to mesothelioma, lung cancer or other cancer as one of its diseases.

Claims included as reported claims

The following claims have been excluded from the main claims file:
•	Wharf claims. These are defined as claims where the occupation or the exposure fields include reference to “wharf”, “waterside” or “stevedore” or derivations thereof. These are analysed separately.

•	Cross-claims brought by the Liable Entities against other defendants.Where the cross-claim is brought as part of the main proceedings the claim is automatically counted in our analysis of the number of claims. However, where the cross-claim by the Liable Entities is severed from the main proceedings, the existence of a separate record on the claims file does not indicate an additional claim. In these circumstances such claims records are not counted in our analysis.

•	Claims with a blank report year. These are in the nature of “provisional loss advices” and are only included once a date of notification has been allocated to the claims. At 24 June 2005, there are four claims with no report date.
We have, however, included claims which arise as contribution claims against the Liable Entities, and we have also included (as separate claims counts) multiple claims filed against the Liable Entities arising from the same event or individual’s exposure. As such, there can be multiple claims in relation to an individual claimant. We note that as a consequence the “number of claims” projected will exceed the number of individual people affected.

Defining claim status

A claim has three potential stages of settlement:
•	The plaintiff settling their award (“plaintiff settlement date”);

•	The defendant company settling their share of the award (“client settlement date”); and

•	The defendant company finalising their legal costs (“client closure date”).
We have used the following terms to describe the advancement through these three stages:

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•	Open: none of the 3 settlement date fields have information in them.

•	Unsettled: the plaintiff has settled their award, but the Liable Entities have not settled their share of the award and not finalised their legal costs. No aspect of the claim is settled or closed from the perspective of the Liable Entities. However, some information is available as to the total settlement which acts as a maximum liability amount.

•	Settled: the plaintiff has settled their award and the Liable Entities have settled their share of the award. The Liable Entities have not finalised their legal costs. Only legal costs remain to be finalised.

•	Closed: the plaintiff has settled their award, the Liable Entities have settled their share of the award and finalised their legal costs. This claim is finalised.
Settlement costs and average costs

For those claims which are open, the case estimates provide an indication of the quantum for which such claims may settle. Where available, we make use of the case estimates but where none are available, we treat these claims in the same manner as Incurred but Not Reported (“IBNR”) claims in relation to the assumption of average costs.

For unsettled claims, we use the overall settlement amount as an upper bound, and the case reserve as a further indicator. We add an assumed level of legal costs to these claims to arrive at the liability.

For claims which have settled but not closed, we use the additional legal costs from the accounting database to estimate their closed value. These claims will be closed on the accounting database.

For closed claims, there is no need for any liability.

In determining the average historic claim settlements, the average award component is calculated as the total cost on closed or settled claims divided by the number of claims in these categories.

For claims which are settled on a “costs inclusive” basis the averages will include the contribution to plaintiff legal costs whilst for those claims which are settled on a “costs exclusive” basis the averages will exclude the contribution to plaintiff legal costs which are then required to be allowed for separately.

In determining the average historic defendant legal costs, we have calculated the total defendant legal cost on closed claims divided by the number of claims closed.

We have, however, considered the results of each of the analyses on the three settlement year definitions as described in Section 5.7 in forming our

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view on the prospective average costs.

Insurance Recoveries

We have searched the description field in the accounting database for the incidence of the word “insurance” to allocate a recovery as an Insurance Recovery.

As a consequence it may be that some Insurance Recoveries might have been over-stated or under-stated, if the description field does not refer to the word insurance but the payment is in fact an insurance payment. We are unable to identify this based on the information we have available. This also affects the implied non-insurance recoveries (being amounts from insurers of other defendants by way of contribution from those defendants or amounts resulting from contributions from other parties to the claim in the nature of cross-claims) derived from the accounting database.

The financial impact of this potential discrepancy is likely to be small given that the total recoveries (excluding payments by QBE) are of the order of $31m and that we allocated more than $26m to insurance and more than $5m to non-insurance recoveries (based on the use of the claims database for the non-insurance recoveries).

Cross claims

A cross-claim can be brought by, or against, one or more Liable Entities.

Cross-claims brought against a Liable Entity (“Contribution Claims”) are included in our analysis of claims and such claims are treated as if the Liable Entities were joined by the plaintiff in the main proceedings as a joint defendant to the claim, as opposed to being joined as a cross-defendant by another defendant.

Cross-claims brought by a Liable Entity relate to circumstances where the Liable Entity seeks to join (as a cross-defendant) another party to the claim in which the Liable Entity is already joined.

Such claims against the Liable Entities have already been included in our analysis. However, to the extent that the Liable Entities are successful in joining such other parties to a claim, the contribution to the settlement by the Liable Entities will reduce accordingly.

Within our valuation, we have treated such recoveries as being analogous to the cross-defendant being joined in the main proceedings and the liability of the Liable Entities being reduced.

Our approach in the valuation has been to separately value the rate of recovery (“cross-claims recovery rate”) as a percentage of the award based

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on historic experience of such recoveries.

4.5	Other sources of information

4.5.1	The First Cost Consultants’ Report: January 2005

We have been provided with the Cost Consultants’ Report dated 14 January 2005 prepared by Deborah Vine-Hall and Susan Pattison, which formed part of James Hardie’s submission to the NSW Government Review.

This Cost Consultants’ report focussed on alternative cost reduction approaches. It analysed the costs of the current process for two distinct types of cases. These were:
•	Case 1, which included:
a)	A case where medical issues and disputes are limited in nature, such as a mesothelioma claim where diagnosis is straight forward;

b)	There are only a few defendants;

c)	There would be no economic loss claim and only a limited need for non-medical expert evidence; and

d)	There are no significant liability issues with the main issues being quantum.
•	Case 2, which included:
a)	Significant medical issues such as on diagnosis, extent of disability, other health issues contributing to the disability (co-morbidity) and prognosis/future care;

b)	More defendants, as where damages are divisible;

c)	Expert evidence of a non-medical or occupational therapy nature, such as an economic loss report; and

d)	Liability issues, at least involving some of the defendants.
The report also showed how the process and associated legal and administrative costs would change if the process were to be modified under two other distinct operational methodologies.

These were:
•	“The JHINV proposal” — If the current system were to be replaced by a different claims management system involving:
•	A pre-court claims assessment system designed to settle claims before court which includes an independent assessment of exposure history;

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•	A single claims manager representing all parties who contributed to a claimant’s asbestos exposure;

•	Determination of certain medical disputes separately from the court process.
•	“The modified DDT process” — A modification of the current DDT process in order to streamline the current process.
This report can be found within the James Hardie submission, which is available at www.cabinet.nsw.gov.au.

4.5.2	The Second Cost Consultants’ Report: July 2005

We have been provided with the updated Cost Consultants’ Report dated 15 July 2005 prepared by Deborah Vine-Hall and Susan Pattison.

This Cost Consultants’ report analyses the cost of the process resulting from the implementation of the DDT Act 2005 for the two distinct types of cases as stated previously.

4.5.3	KPMG Actuaries’ submissions to the NSW Government Review

We have also used various submissions that we have made to the NSW Government Review in estimating the effect that the change in legislation will have on legal and administrative costs within the resolution of dust disease claims. This includes the following submissions:
•	Data on legal, administrative and other costs dated 14 January 2005, which was made as an appendix to James Hardie’s submission to the review.

•	A report entitled “Independent review of the feasibility of the legal cost target of 10% to 14% proposed by James Hardie” which was dated 11 February 2005.
Both of these submissions are available at www.cabinet.nsw.gov.au.

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5.	VALUATION METHODOLOGY AND APPROACH

5.1	Previous valuation work and methodology changes

We have maintained the methodology that we adopted both at our 31 March 2005 and our 30 June 2004 valuations. As such, the data and tables in this report are comparable with those previous reports.

We noted previously that the methodology effective at 30 June 2003 was modified considerably for the 30 June 2004 valuation report.

5.2	Overview of current methodology

The methodology we have used for valuing the Liable Entities’ asbestos-related liabilities is best described as an “average cost per claim method”. In brief, it may be summarised as follows:
•	Project the future number of claims expected to be reported in each future year by disease type taking into account the past rate of co-joining of the Liable Entities and the expected future incidence of mesothelioma and other diseases;

•	Analyse past average attritional claim costs of non-nil claims in current money terms. Attritional claims are claims which are less than $1m in current money terms. Estimate a baseline attritional non-nil average claim cost in 2005/06 (current) money terms. This represents the Liable Entities’ share of a claim rather than the total claim settlement. For Workers Compensation claims, the average cost represents only that part of a claim which is borne by the Liable Entities (i.e. it excludes any insurance proceeds from a Workers Compensation Scheme or Policy;

•	Adjust historic average costs to recognise the impact of DDB reimbursements upon the average cost awards (reflecting the basis of costs which are to be met by the Special Purpose Fund);

•	Perform the same analysis for average plaintiff and defendant legal costs for non-nil claim settlements;

•	Perform the same analysis for defendant legal costs for nil claim settlements (which includes costs incurred in defending and repudiating liability);

•	Make allowance for a “large claims loading” for mesothelioma claims by estimating the frequency, or incidence rate, and average claim and legal cost sizes of such claims (being claims which are in excess of

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$1m in current money terms);

•	Project the pattern and incidence of future claims settlements from the claims reporting profile projected. This is done by using a settlement pattern derived from consideration of past experience using standard “chain ladder” techniques on the various disease cohorts. This is projected by constructing a delay triangle of the delay to settlement for each report year cohort;

•	Estimate the proportion of claims which will be settled with no liability against the Liable Entities by reference to past proportions of claims settled for nil claim cost (we refer to this as the “nil settlement rate” in our reports);

•	Inflate average claim, plaintiff and defence legal costs and large claim costs to the date of settlement of claims (for known and IBNR claims) allowing for base inflation and superimposed inflation;

•	Multiply the claims numbers settled for non-nil amounts in a period by the inflated average non-nil claims and legal costs for that period;

•	Make allowance in defence legal costs for that proportion of settled claims which are expected to be settled for no liability but for which defence costs will be incurred in disputing (successfully) no liability or contribution;

•	Add the expected payments on claims which have been reported but have not yet been settled (“pending claims”);

•	This gives the projected future gross cashflow for each future payment year;

•	Estimate the recoveries resulting from cross-claims made by the Liable Entities against other parties (“cross-claim recoveries”);

•	Project Insurance Recoveries to establish the net cashflows;

•	Discount the cashflows using a yield curve derived from yields on Commonwealth fixed interest bonds to arrive at our liability assessments.
It should be noted that this description is an outline and is not intended to be exhaustive in consideration of all the stages we consider. Those other stages are outlined in more detail elsewhere in this report and readers are advised to refer to those sections for a more detailed understanding of the process undertaken.

As discussed elsewhere, the liabilities are established on a central estimate basis.

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In all our analyses, the “year” we refer to aligns with the financial year of James Hardie and runs from 1 April to 31 March, so that a 2004 reported claim would be a claim notified in the period 1 April 2004 to 31 March 2005. Similarly a 2003 settlement would be a claim settled in the period 1 April 2003 to 31 March 2004.
5.3	Disease type and class subdivision

It is critical when modelling the future liabilities to sub-divide the data into groups which exhibit similar characteristics, i.e. into homogeneous groups. As noted we have sub-divided the claims into:
•	Product or Public Liability;

•	Workers Compensation;

•	Wharfside Workers; and

•	Cross-claims brought by the Liable Entities (specifically to determine the “cross-claim recovery rate”).
We have separated out wharfside workers claims because of their significantly different claim sizes relative to other classes.

We have separated the Workers Compensation claims from product and public liability claims because claim payments from Workers Compensation claims do not generate recoveries under the product and public liability insurance cover, so that in order to value those contracts we need to separately identify the cashflows from product and public liability claims and the cashflows from Workers Compensation claims.

We have not divided the Workers Compensation claims data further, by disease type, given the relatively low financial significance and credibility of the data if sub-divided by disease type.

For product and public liability claims, we have separately considered the individual disease types. We have split the data by disease because it displays substantially different average claim sizes and because the incidence pattern of future notifications is also expected to vary considerably between the different disease types. As product and public liability claims are financially significant to the overall total of the liabilities, the sub-division by disease type is appropriate. We have sub-divided this portfolio into:
•	Mesothelioma;

•	Lung cancer and other cancer (hereafter referred to as “lung cancer”);

•	Asbestosis; and

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•	Asbestos-Related Pleural Disease and Other (“ARPD & Other”).
We have considered the claim settlement and legal cost components separately within each of these sub-divisions.

As noted in Section 1.3.1, we have not considered that component of the Workers Compensation claims against the Liable Entities which are covered by the Workers Compensation insurances. We have assumed that the Workers Compensation Schemes or Policies will continue to respond to future claim notifications arising out of past exposures.

5.4	Numbers of future claims notifications

We begin by first estimating the incidence of future notifications of claims.

We have based this on the use of what we have termed an “exposure model”, which we have constructed in relation to Australian usage of asbestos.

We do not have detailed individual exposure information for James Hardie, its products or where the products were used and how many people were exposed. However, given the market share of James Hardie over the years and its relative stability, we have used a national pattern of usage as a reasonable proxy for James Hardie.

We start by constructing an index from the annual consumption of asbestos by Australia from 1900-2000.[4] We split this between the various asbestos types and by year of consumption.

We have not allowed for multiple exposures with respect to James Hardie from each unit of asbestos consumed, e.g. where James Hardie was both mining and milling the same asbestos. While there was some (moderate) mining at Baryulgil, but in relative terms it is not significant. Nonetheless, we have made separate allowance for mining activities at Baryulgil within our liability assessment.

With the exposure index that we have derived, we then need to allow for the latency period from the average date of exposure to claims notification.

Our model is that claims will:
•	emerge proportional to past asbestos exposure measured by asbestos consumption per year (in metric tonnage); and

•	have a latency pattern that is normally distributed.
Our assumptions are, at this point in time:

[4]	World Mineral Statistics Dataset, British Geological Survey, www.mineralsuk.com US Geological Survey — Worldwide Asbestos Supply and Consumption Trends 1900 to 2000; Robert L. Virta (2003)

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•	The historic asbestos consumption shown in Figure 8.4 gives our assumed past asbestos exposure.

•	The latency pattern for mesothelioma has a mean of 35 years and a standard deviation of 10 years. This appears to be generally supported by analyses and comments by Professor Berry et al5, by Jim Leigh et al6 and by Yeung et al7. Latency pattern assumptions for mesothelioma and other diseases have also been set with consideration of the experience to date.
Our methodology is to take each year of exposure, weighted by consumption of asbestos in tonnage in that year, and project an index of the number of claims emerging in each future reporting year resulting from that exposure year using the latency distribution. We then aggregate the index of claims projected across all exposure years to derive an overall index of the number of future claims by report year.

This index provides not only the shape of claims as an index but also shows that the peak year of mesothelioma cases derived by this methodology is 2010/2011.

For the other claim types, we allow for those diseases having different average latency periods to that of mesothelioma. This results in different projected peak years for the different diseases.

From this claims index we then project the future number of claims by calibrating the index to the current levels of claims emerging.

5.5	Numbers of claim settlements from future claim notifications

We derive a settlement pattern by considering triangulations of the numbers of settlements by delay from the year of notification.

From this settlement pattern, we have estimated the pace at which claims that we have estimated to be notified in the future will settle, and use this to project the future number of settlements in each financial year by each disease type.

5.6	Proportion of claims settled for nil amounts

We apply a “nil settlement rate” to the overall number of settlements to estimate the number of claims which will be settled for nil claim cost (i.e. other

[5]	Malignant pleural and peritoneal mesotheliomas in former miners and millers of crocidolite at Wittenoom, Western Australia; G Berry, N H de Klerk, et al (2004)

[6]	Malignant Mesothelioma in Australia: 1945-2000; J. Leigh et al (2002)

[7]	Distribution of Mesothelioma Cases in Different Occupational Groups and Industries, 1979-1995; P. Yeung, A. Rogers, A. Johnson (1999)

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than in relation to legal costs) and those which will be settled for a non-nil claim cost.

Nil settlement claims can arise for a number of reasons and these include:
•	Claims made against the Liable Entities by plaintiffs where the claim is ultimately determined by a Court to not be compensable. This can arise:
▪	because the “injury” for which the claimant seeks compensation is not compensable (e.g. asymptomatic pleural plaques without any physical impairment); or

▪	because the “injury” is not proven to be a result of asbestos-related exposure (e.g. smoking-related lung cancer with no evidence of asbestos exposure).
•	Claims made against the Liable Entities by plaintiffs which are ultimately not pursued by the plaintiff. This would include claims where the plaintiff discontinues a claim:
▪	Either in relation to the entire claim being discontinued by the plaintiff; or

▪	In relation to the claim against the Liable Entity being discontinued by the plaintiff (but that the claim continues against other defendants).
•	Claims made against the Liable Entities by plaintiffs but where liability against the Liable Entities is ultimately declined by the Court. This would, for example, include circumstances where the plaintiff joins the Liable Entity in a claim but it is later shown that the Liable Entity is not a relevant defendant and that another defendant is liable. This would, for example, cover:
▪	Circumstances where it is demonstrated that that the product used which is alleged to have contributed to asbestos exposure and the subsequent claim was proven not to be a product manufactured or used by a Liable Entity.

▪	Circumstances where through indemnity or contractual obligations another party is ultimately held liable for that element of the claim in which the Liable Entities were previously held liable.
The prospective nil settlement rate is estimated by reference to past trends in the rate of nil settlements.

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5.7	Average claim costs of IBNR claims

We need to separately consider average settlement costs in respect of future claims and average legal costs of the defendants.

In essence we have estimated the following five components to the average cost assessment:
•	Average award (sometimes including plaintiff legal costs) of a non-nil “attritional” claim.

•	Average plaintiff legal costs of a non-nil “attritional” claim.

•	Average defendant legal costs of a non-nil “attritional” claim.

•	Average defendant legal costs of a nil “attritional” claim.

•	Large claim awards and legal cost allowances.
We define a large claim as those for which the award is greater than or equal to $1m in current money terms. We define an attritional claim as a non-nil, non-large claim. We define a nil claim as one for which the award payable by the relevant Liable Entity is zero.

The data provided to us has three settlement year definitions:
•	Plaintiff settlement year;

•	Client settlement year; and

•	Client closure year.
We have analysed the average settlement cost by each of the three settlement year definitions in arriving at our assessment of the prospective average settlement cost.

All of our analyses have been constructed using past average awards, which have been inflated to current money terms using a base inflation index. This compensates for basic inflation effects when identifying trends in historic average settlements. We then determine a prospective average cost in current money terms.

We perform the same exercise for the defence and plaintiff’s legal costs in respect of non-nil claims, and for defence costs for nil claims (together “Claims Legal Costs”).

We have not allowed for the Operating Expenses of the Special Purpose Fund or the Liable Entities in the liability assessment.

In relation to the large claims loading, we analyse the historic incidence rate of large claims, and the average claim and Claims Legal Costs of these claims. We have determined a prospective incidence rate and average cost

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in current money terms to arrive at a loading per claim (being the average cost multiplied by the incidence rate per claim). This “per claim” loading is then added to the attritional average cost to arrive at an overall average allowing for the infrequent incidence of large claims.

Allowance for future claim cost inflation is made. This is modelled as the sum of base inflation plus superimposed inflation. This enables us to project future average settlement costs in each future year, which can then be applied to the IBNR claims as they settle in each future year.

5.8	Pending claims

We have considered all claims not closed at 24 June 2005 as having some potential to have future costs assigned against them, be it legal costs or further award payments.

Consistent with the scope of the Special Purpose Fund, we have removed the cost of open claims which do not relate to Australian exposure or which are being brought in a Court outside Australia from the projected costs. This amounts to around $4m of liabilities at present.

As we have previously indicated, we have adopted 3 definitions of settlement status.

When there is no closure date but the claim has a settlement date, there is a possibility of further emerging defendant legal costs, even though the claim award has been settled.

When there is no settlement date, there is a possibility of award, plaintiff legal costs and defendant legal costs still being incurred.

Understanding this process means that we can model, for each claim not yet closed, sources where further costs could be incurred. Combining this with case estimate history or total award settlement information, where known, allows us to more directly model the liability for pending claims.

The excess amount of the liability for pending claims, over the case estimates held, is what the insurance industry term Incurred But Not Enough Reported (“IBNER”).

Based on certain information provided to us by the MRCF, it would appear that during the last four years there has generally been some level of redundancy in the case estimates, i.e. that claims have ultimately settled for less than the estimates placed on them. At this time, we have not taken any credit for this potential margin as we cannot validate it by reference to the databases with which we were provided. Over time, we expect to be able to build a history of data that will enable us to validate this issue.

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5.9	Insurance Recoveries and bad debt allowance

Insurance Recoveries are defined as proceeds which are estimated to be recoverable under the product and public liability insurance policies of the Liable Entities, and therefore exclude any such proceeds from a Workers Compensation Scheme or Policy.

In applying the insurance programme we consider only the projected gross cashflows relating to product and public liability. In doing this we split out product liability cashflows from public liability cashflows as they are covered by different sections of the insurance policy under different bases (analysis shows that product liability claims have historically made up 95% of the product and public liability claims by number).

We make no allowance for the Workers Compensation cashflows in estimating the Insurance Recoveries, as the insurance programme provides protection on product and public liability exposures only.

We allocate the gross cashflow in each year to individual exposure years. This is based on a projection of how the pattern of exposure has changed in past years and is estimated to change in future years. From this, we then model the Insurance Recoveries by exposure (policy) year.

We map the Insurance Recoveries to each layer of the historic insurance programme and thereby to each insurer and reinsurer to determine an estimate of the recoveries (both in timing and amount) due from each insurer and reinsurer.

We assume that Lloyd’s of London and Equitas companies will have 100% recoverability. For the remaining companies, we have allowed for credit risk costs on the insurance.

We have estimated this by using the Standard & Poor’s credit ratings of the insurers of the Liable Entities as at June 2005 and the Standard & Poor’s default rates by credit rating and duration as at March 2004, as shown in Appendix A, to estimate the cost of credit risk for each of the insurers and reinsurers. Where additional information regarding the expected payout rates of solvent and insolvent Schemes of Arrangement is available we have instead taken the expected payout rates to assess the credit risk allowance to be made in our liability assessment.

5.10	Cross-claim recoveries

We have analysed the past rate of cross-claim recoveries being made by the Liable Entities as a result of issuing cross-claims.

We have valued these recoveries assuming that they become payable at the time of the claim.

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We have estimated that the level of cross-claim recovery is around 1.4% of the average award.

5.11	Other Recoveries

Other Recoveries are amounts of recoveries that might be made by a Liable Entity against another party under a contract including a contract of indemnity where the other party is not a Concurrent Wrongdoer with the Liable Entity in relation to that claim.

We are not aware of any cases of non-insurance recoveries having been related to contracts of indemnity.

Accordingly, Other Recoveries have been estimated as nil.

5.12	Discounting cashflows

Cashflows are discounted on the basis of yields available on Commonwealth government bonds of varying coupon rates and durations to maturity (matched to the liability cashflows).

While we have not reviewed the balance sheet of the MRCF in detail, we note that the MRCF does not appear to have sufficient assets to generate the investment income implicit in the discounting of the liabilities.

If such assets are not available then the investment income generated may be insufficient to support the unwinding of the discount on the liabilities. In this case any current shortfall in asset-backing in the MRCF would increase in the future.

It should also be recognised that the yield curves and therefore the discount rates applied can vary considerably between valuations and can, and do, contribute significant volatility to the liability assessment at different assessment dates.

5.13	Adjustments for interim valuation

As this assessment is to be effective at 30 June 2005 and is based on claims data to 24 June 2005, we have derived the liability at 30 June 2005 as follows:

•	The IBNR provision at 30 June 2005: this is set through consideration of our latest expectation of the number of IBNR claims to be reported after 30 June 2005. This is derived based on our view of the number of IBNR claims for three quarters of the 2005/06 financial year and then subsequent years; plus

•	The Pending Claims provision at 30 June 2005: this is approximated to the provision for pending claims at 24 June 2005. In doing so, we have assumed that the payments expected to be made in the

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subsequent 6 days (approximately $1.4m) will be broadly equal to the liability arising from the 9 newly reported claims in the 6 days from 24 June 2005 (which we estimate to cost approximately $1.4m based on our assumed average costs for each claim type).
It is our view that whilst this method is an approximation, the potential variation in the approximation is not material in the context of the overall liability.

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6.	COST SAVINGS ARISING FROM THE DDT ACT 2005

6.1	Background to the DDT Act 2005

On 18 November 2004, the Premier of NSW, Mr Robert Carr announced a Review of Legal and Administrative Costs in Dust Diseases Compensation Claims (the Review). The Terms of Reference for the Review required it to:
•	consider processes for handling and resolving dust diseases compensation claims; and

•	identify ways in which legal, administrative and other costs can be reduced within the existing common law system in New South Wales.
The Terms of Reference specified that the Review was not to consider proposals introducing a statutory scheme to resolve dust diseases compensation claims or which would adversely affect Claimants’ compensation rights.

The Review was conducted by Mr Laurie Glanfield AM, Director General of the Attorney General’s Department and Ms Leigh Sanderson, Deputy Director General of The Cabinet Office.

An Issues Paper was issued by the Reviewers in November 2004. James Hardie made substantial submissions to the Review and after the release of the findings in respect of matters on which the Reviewers sought further comment. The James Hardie submission, other non confidential submissions and other materials relating to the Review are available from the NSW Government Cabinet website (www.cabinet.nsw.gov.au).

The conclusions of the Review were released on 8 March 2005. The key Review recommendations to support cost reduction were:
•	the early provision of as much information as possible by claimants in a prescribed form prior to actively litigating the claim in court;

•	a formal process of settlement offers and mediation prior to active litigation in court;

•	streamlining of Dust Diseases Tribunal procedures for matters that are not resolved by settlement offers and which proceed to a court hearing; and

•	cost penalties if litigation proceeds and the result is not materially different from the settlement offers.

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Following the release of the Review findings further issues were addressed resulting in proposals for:
•	upfront apportionment of liability between prospective defendants to allow the settlement or determination of the plaintiff’s claim to proceed without being delayed by disputation as to contribution between defendants.

•	representation of defendants by a Single Claims Manager for the purpose of making offers of settlement and attending pre-court compulsory mediation with the Plaintiff.
The recommendations of the Review have been given legislative effect by the Dust Diseases Tribunal Amendment (Claims Resolution) Act 2005 passed by the New South Wales Parliament on 26 May 2005. The Act incorporates new regulations for the claims resolution process in respect of asbestos claims.

As a result of the DDT Act 2005, significant changes are made to the procedures for Asbestos claims resolution on and after 1 July 2005 including:
•	a required information exchange at the commencement of the claim between parties by way of statements of full particulars by plaintiffs and detailed replies from defendants;

•	a compulsory mediation of claims failing settlement by agreement;

•	a single claims manager model to represent multiple defendants in the negotiation of settlement and failing settlement, mediation of plaintiff claims;

•	a process for defendants to reach agreement on contribution between themselves for the purposes of the settlement or mediation of a plaintiff’s claim. If defendants cannot agree contribution, the Act provides that apportionment of liability will be decided by an independent Contributions Assessor using standard presumptions of apportionment as set out in the Dust Diseases Tribunal (Standard Presumptions — Apportionment) Order 2005. A defendant cannot challenge the decision of a Contributions Assessor until determination of the Plaintiff’s claim by settlement or judgment;

•	costs penalties will apply in circumstances where parties:
➢	breach the rules of the new claims resolution process;

➢	fail to participate in mediation in good faith including where defendants may unreasonably limit a single claims manager’s authority to settle the claim;

➢	unreasonably leave issues in dispute following an unsuccessful

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mediation; and

➢	where any subsequent litigation does not result in a materially different position to that of settlement offers made by the parties; and
•	cost penalties are also imposed if a Defendant challenges the decision of a Contributions Assessor and fails to better its position by the greater of $20,000 or 10% of the amount otherwise payable by it.
The above procedures will apply to all non urgent cases. Urgent cases are those where the Tribunal is satisfied that, as a result of the seriousness of the Claimant’s condition, the Claimant’s life expectancy is so short as to leave insufficient time for the requirements of the claims resolution process to be completed and the claim to be finally determined by the Tribunal on an expedited basis. Urgent cases may be removed from a claims resolution process but in each case, the Tribunal must consider whether to order the application of provisions relating to compulsory mediation and apportionment between defendants to that claim. Urgent cases as defined by the Act will still be dealt with by the Dust Diseases Tribunal if they cannot be addressed in an expedited timetable for the new claims resolution process but in keeping with revised Dust Diseases Tribunal hearing procedures.

Legal representatives of parties to dust diseases claims will also be required to provide information to the Dust Diseases Tribunal in relation to the compensation awarded or agreed and the amount of legal costs recovered following the settlement or determination of a claim.

The Act also amends:
•	procedures for the issue of subpoenas and the making and acceptance of offers of compromise;

•	the procedures for the hearing of claims that have failed to settle by removing the ability of parties to invoke pre trial procedures such as interrogatories, discovery or request for particulars, except in very limited circumstances;

•	provisions to clarify that the Dust Diseases Tribunal does have jurisdiction to deal with claims for contribution between defendants or other tortfeasors liable in respect of any damages;

•	requirements for Dust Diseases Tribunal judgements to identify those issues of a general nature that are determined on the basis of judgements made in earlier proceedings, thereby reducing the number of common issues being re litigated or re argued.
The Dust Diseases Tribunal proceedings will be further affected by the

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proposed Civil Procedure Act 2005 which introduces the ability for courts to engage in electronic court management systems and the ability to deal with evidence of multiple expert witnesses in a hearing. These measures if implemented and utilised by the Dust Diseases Tribunal are expected to improve court efficiencies and reduce hearing times.

While the reform is concerned solely with NSW procedures and legislation, the NSW Government has indicated its willingness to promote the recommendations of the Review to other States and Territories.

The New South Wales Government indicated in its Review that there will be a further review of the reforms and the dust diseases compensation system more generally to be conducted after data in relation to the reforms’ first 12 months of operation is available.

6.2	Methodology

We have estimated the cost savings arising from the DDT Act 2005 by reference to work undertaken by the Cost Consultants to estimate the costs of each stage of the new procedures. The methodology employed by the Cost Consultants in their assessment was similar to that which they used within their work for the James Hardie submission to the review dated 14 January 2005. In that report, they illustrated how costs for three alternative settlement process can be allocated to each particular stage. In particular, they assessed costs for:
•	The current DDT process (hereafter referred to as the “Old Process”);

•	The JHINV proposal; and

•	The modified DDT process.
In their second report, the Cost Consultants have modelled the new procedure (hereafter referred to as the “New Process”) based on their understanding of the NSW Government Review and based on legal instruction provided to them. They have then mapped the anticipated range of costs for the New Process. These costs were then compared with the anticipated costs under the Old Process.

The costs structure has been assessed under the same two scenarios as identified in the Cost Consultants’ original report.

Having constructed the cost structure a number of assumptions are required in order to gain a view of the potential cost savings under each scenario. The particular assumptions that are required are:
•	The proportion of claims which settle at each stage in the process for both the old and the new process;

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•	The proportion of claims typically received of “Case 1” and “Case 2” claims, being claims of a more simple nature and claims of a more complex nature;

•	The costs associated with settling urgent cases relative to non-urgent cases;

•	The proportion of claims where the Single Claims Manager is used in the hearing as well as in the mediation;

•	The proportion of claims where the standard presumptions for apportionment are disputed;

•	The term to the full implementation of the new regulations and delivery of cost savings;

•	The effect on each separate disease type;

•	The extent to which the NSW Government Review recommendations are relevant and accepted in other States; and

•	The effectiveness and extent of applicability of the legislation.
Based on these assumptions, we have compared the costs of each stage of the process and the relative costs of a “typical” case under the previous system and under the DDT Act 2005.

When making our estimation of costs and cost savings, we have based this on the “typical” cases as described in the Cost Consultants’ Report. We caution that there will inevitably be some cases which are atypical, being exceptionally complex cases, cases involving issues of a test nature (e.g. low-dose exposures, contributions of smoking) or cases involving considerable amounts of disputation. Those cases are impossible to predict in terms of their timing and the quantum of legal costs but we note that to the extent they have arisen in the past they are allowed for within our legal cost assessment pre-cost savings.

6.3	Results of the cost consultants’ analysis

The Cost Consultants’ report provides an estimate of the legal costs for Case 1 and Case 2 dust diseases claims in NSW as described in Section 4.5. The following tables are summaries of the estimated typical legal costs per claim in the Old Process and the New Process.

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Table 6.1: Cost Consultants estimates of legal costs — Old Process ($)

	Plaintiff’s Costs		Defendant’s Costs
Stage of proceedings	Case 1	Case 2	Case 1	Case 2
1 — Pleadings	10,745	19,945	3,605	4,760

2 — Evidence Preparation	16,740	29,970	16,360	27,200

3 — Hearing Preparation	1,915	4,100	2,800	5,415

4 — Hearing	5,370	20,540	4,950	20,260

Total	34,770	74,555	27,715	57,635
Note: Costs include any relevant Court or filing fees
Table 6.2: Cost Consultants estimates of legal costs — New Process ($)

			Defendant’s Costs /
	Plaintiff’s Costs		SCM’s Costs
Stage of proceedings	Case 1	Case 2	Case 1	Case 2
1 — Pleadings (particulars, Reply, Cross-Claim	2,512	3,877	735	1,470

2 — Evidence Preparation / Information exchange	2,100	7,610	3,395	9,255

3 — Settlement offers / mediation	3,770	6,710	3,770	6,710

COURT PROCESS (where settlement does not occur at prior stages)

4 — Preparation for hearing of plaintiff’s claim in court	4,431	10,001	3,860	9,430

5 — Court hearing of plaintiff’s claim only	6,125	14,690	6,125	14,540

Total	18,389	42,887	17,885	41,405
Note: Costs include any relevant Court or filing fees

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6.4	Assumptions

The following section discusses the assumptions chosen for particular variables. The majority of these variables have been selected based on anecdotal evidence, application of judgment based on matters that might affect each of the assumptions and based on the legal advice we have obtained.

6.4.1	Proportion of claims settling at each stage

The NSW Government Review reported that in a review of the DDT files where matters had been finalised, 93% were settled, 6.5% proceeded to judgment and 0.5% were discontinued. However, it is understood that of the 93%, a large percentage currently settle “on the steps of the Court”.

There exists a possibility that immediately following the implementation of the New Process more matters may go to hearing as parties seek to test certain parts of the process. However, it is felt that such circumstances will be temporary.

We are advised that settlement rates are likely to increase rather than decrease and that settlements are likely to take place at an earlier point in time. This is due to the following factors:
•	Early provision of information should place the parties in a stronger position to resolve matters in dispute more expeditiously.

•	The Apportionment and Single Claims Manager processes should remove many of the disputes amongst defendants as being a reason why the plaintiff’s claims do not usually settle until just before hearing.

•	The mediation process should be effective in promoting early settlement.

•	The revised cost penalties rules and procedures should encourage more cases to settle.
We are advised that the potential range of settlement rates likely are shown in the table below, reflecting the proportion of claims which settle at each stage of the Old Process and New Process.

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Table 6.3: Range of proportion of claims settling by each stage

	Old Process			New Process
	Low	Medium	High	Low	Medium	High
Pre-mediation settlement				20%	40%	60%
Settlement up to end of ILC / mediation	20%	30%	40%	40%	35%	25%
Settlement after hearing preparation	60%	55%	50%	25%	15%	10%
Settlement during Hearing or Judgment at end of Hearing	20%	15%	10%	15%	10%	5%
We have taken the average of the low and high range of the results as our central estimate (i.e. the medium rates above), although we have also sensitivity tested the impact of the high and low scenarios upon potential cost savings.
6.4.2	Relative weighting between Case 1 and Case 2
The Cost Consultants’ report indicates that the proportionate savings from a more complex case (Case 2) is higher than that under a more simple case (Case 1).

The actual portfolio of cases of the Liable Entities will consist of a mix of Case 1 and Case 2 claims, and in fact an array of claims with characteristics lying somewhere in between Case 1 and Case 2.

We have estimated the proportionate level of cost savings of the portfolio of claims against the Liable Entities by blending the savings under Case 1 and the savings under Case 2.

The factors which influence the “type” of claim are:
•	The disease type;

•	The number of defendants;

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•	The number of experts;

•	The range of experts; and

•	The issues in dispute.
Within that, the following observations are relevant to the mix of claims by type, and for each disease:
•	Mesothelioma and asbestosis cases should generally have limited medical issues as those will already have received significant consideration in recent years by the DDT so such cases ought not raise complex medical issues;

•	The divisibility of asbestosis might increase the relative complexity of asbestosis and reduce the relative complexity of mesothelioma cases;

•	Medical issues relating to lung cancer and ARPD claims can be substantial as to causation or dosage;

•	Claims by retired individuals should generally be of a less complex nature owing to limited disputation regarding economic loss assessments; and

•	Cases involving a larger number of defendants tend to be associated with increased issues regarding the level of contribution and settlement with the plaintiff.
We have analysed the number of defendants involved in claims in which the Liable Entities have been joined.
Table 6.4: Analysis of the number of defendants co-joined

Number of defendants	Proportion of claims
1	23%
2	32%
3	18%
4	8%
5+	19%

Total	100%
It is of note that 55% of cases involve 2 defendants or less and that 73% involve 3 or less (some cases of which involve the joining of two Liable Entities in the claim). There are, on average, 2.7 defendants per claim.

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We have also considered the mix of claimants by age and the incidence of large claims (these being associated with cases involving younger people with substantial economic loss issues to consider). The results of these analyses are that:
•	35% of all claimants are younger than 65 years of age;

•	20% of all claimants are younger than 60 years of age; and

•	10% of all mesothelioma claims result in a liability award against the Liable Entities in excess of $0.5m.
Based on these analyses we have adopted a relative weighting for mesothelioma cases of 70% of claims being of Case 1 and 30% being of Case 2.
6.4.3	Urgent claims
Given the nature of mesothelioma claims and the relatively short life expectancy that is typical on diagnosis, it is likely that a relatively high proportion of mesothelioma claims may be seen as being urgent.

Advice contained within the Cost Consultants’ report suggests that the legal costs of managing and settling urgent claims will not significantly differ compared with non-urgent claims, with lower total hours spent on the case but that the case would require more senior legal representation.

We note that such advice relates to “typical” urgent cases, rather than urgent cases involving exceptional circumstances of the plaintiff.

Furthermore, where an urgent case will take a number of months to complete, the Regulation requires the DDT to consider whether the Apportionment and Mediation procedures under the DDT Act 2005 should be applied. In these circumstances, it is believed that defendants will be as likely, or more likely, to have the information they need to settle an urgent claim and thereby achieve earlier settlement compared with the current DDT system.

Accordingly, we have assumed that there will be no differential in the costs, and therefore the proportionate cost reductions, of an urgent claim relative to a non-urgent claim with the same characteristics.
6.4.4	Proportion of claims using Single Claims Manager at hearing
The Regulations make it possible for the Single Claims Manager to be used in the hearing process as well as during mediation. By using a Single Claims Manager in the hearing process, the legal cost savings would be higher than if all defendants reverted to their own legal representation at this point in the process. For the Single Claims Manager to continue representing all defendants within the hearing, all parties must provide their agreement.

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The extent to which this happens will depend on:
•	Whether one or more defendants are pursuing a liability defence;

•	Whether one or more defendants are pursuing a cross-claim or there is a contribution dispute;

•	The performance of the Single Claims Manager in the Mediation process; and

•	The degree of confidence of defendants in each other’s legal practitioners.
Accordingly, it is unlikely that the Single Claims Manager will always be used in the hearing process as there will often be contribution or liability issues which lead to conflicts between defendants. Furthermore, it may take time for the confidence in each others’ legal practitioners to develop.

However, given the imperative is upon all defendants to act commercially, and given the potential to achieve further savings by retaining the Single Claims Manager throughout the hearing, it has been assumed that over the long term the Single Claims Manager will be retained in 50% of all cases which reach this stage of the proceedings and in which the Single Claims Manager has been appointed.

It should be noted that this assumption is extremely difficult to predict as it is affected by qualitative rather than quantitative factors.

However, the potential variation in legal cost savings as a result of changes in this assumption (to 0% and to 100%) is +/- $2m.
6.4.5	Proportion of claims where initial apportionment is disputed
Under the new claims resolution process, provisional apportionment will be determined at the outset by independent assessment, if agreement cannot be reached amongst defendants, using standard presumptions.

The following factors are expected to influence the potential savings:
•	The early provision of information in relation to the exposure history should enable the early identification of potential contributors (cross- defendants);

•	The significant reduction in cross-claim filing fees (except for those cases where the contribution dispute proceeds to Court);

•	The process of determination of a set of standard presumptions relating to contribution made by the contributions assessor; and

•	The cost penalties which will deter smaller contributors in contesting

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the standard presumptions as they need to improve their allocation by $20,000 or 10%, whichever is the greater.
Based on consideration of the above factors, we have used the ranges shown in the table below to reflect the proportion of claims which settle at each stage of the current claims resolution process.
Table 6.5: Proportion of apportionment issues resolved at each stage

Probability of
Stage of settlement	dispute
Defendants agree on contribution	60% - 80%
Notification of dispute / Plaintiff examined under oath	10% - 20%
Pre-hearing steps	0% - 5%
At Hearing	5% - 20%
We have taken the average of the low and high range of the results as our central estimate, although we have also sensitivity tested the impact of the high and low scenarios upon potential cost savings.
6.4.6	Term to full implementation
The transition arrangements for implementation as defined within the legislation introduced into Parliament are as follows:
•	All claims commenced on 1 July 2005 or after will be subject to the new claims resolution process.

•	Claims commenced prior to the 1 July 2005 can be resolved through the new claims resolution process if:
•	A hearing date has not been set as yet; and/or.

•	One or more parties seek that the new claims resolution process should be used
However, it is clear that there will be a period of time where full efficiency of the legislated new process, and of the associated cost savings, will not accrue as the various parties involved understand the nature of the process.

It is also possible that in the short term there may be some increased costs associated with the process as defendants and plaintiffs become familiar with and learn about the New Process and that certain parts of the process may be contested as parties dispute the application of those procedures.

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However, given that there are few practitioners, there ought to be a quicker transition than that which would be seen if there were a larger number of practitioners.

Based on consideration of the above matters, we have assumed that claims which are currently pending and claims settled within the 2005/06 financial year (to 31 March 2006) will not experience any savings from the implementation of the new legislation. However, we have assumed that claims notified subsequent to this period will experience full savings as envisaged under the new legislation.
6.4.7	The effect on each separate claim type
Legal costs vary significantly by the type of claim, and in particular in comparison with the size of the award. In our submission to the NSW Government Review, we noted that lung cancer legal costs for the Liable Entities were 71% of the Liable Entities’ share of the award, that the relevant figure for asbestosis was 73% and that the relevant figure for ARPD & Other was 53%.

Estimation of the potential savings in relation to the other disease types is much more subjective than mesothelioma claims, given:
•	The low volume of non-mesothelioma claims notified or settled within any one year; and

•	The range of matters in dispute owing to medical issues, the number of defendants potentially involved in the claim, issues of divisibility, and the incidence of test cases. Such test cases might involve considerations of the impact of the smoking history of a plaintiff upon the incidence of lung cancer and matters relating to asbestosis claims which may be dependent on any discussion regarding the level of asbestos exposure.
As discussed in greater detail in Section 6.4.2, it is possible that cases are generally more complex for the other disease types compared with mesothelioma cases. Accordingly, it is more likely that a greater proportion of those cases would be “Case 2” in nature, and that proportionate savings may potentially be higher.

That said, lung cancer cases (which are often subject to resolution of complex legal issues) make up only 20% of all non-mesothelioma cases, and most asbestosis cases (which makes up 60% of all non-mesothelioma cases) ought to be more straight-forward in nature, albeit slightly more complex than a typical mesothelioma case owing to issues of divisibility.

Taking into consideration the above factors, including the increased incidence

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and possibility of complex test cases for these types of claim, we have taken the view that the proportionate savings from non-mesothelioma cases will be equal to that for mesothelioma.
6.4.8	The proportion of claims within each State
At present, legislation modifying the current claims process is being introduced in NSW only, although we note that the Heads of Agreement envisaged the NSW Government undertaking to seek active participation of other States in the processes and protocols arising from the NSW Government Review.

Nonetheless, in quantifying the cost savings, it is important to consider the proportion of claims costs which relate to NSW and the proportion which relates to other States.

The following figure shows how the total award cost of claims settled varies by state and by settlement year in current real terms.
Figure 6.1: Split of total award cost of claims by State in current money terms
This figure shows that NSW has historically represented 70% of the total claims costs, although in the most recent year this has fallen to around 55% largely as a consequence of the substantial increase in claim numbers in Victoria and the increasing average mesothelioma awards in Victoria and WA relative to NSW.

In some part, this increase may also have been due to the impact of the

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Schultz vs. BHP decision, such that claims previously being brought and settled in NSW have either commenced in other States or have, in a small number of cases to date, been cross-vested into other States.

We have taken the view that the trend of claims in Victoria and, to a lesser extent, WA is not part of a one-off fluctuation. Accordingly, we would not (in those circumstances) expect the percentage of costs relating to NSW to return to the 70% levels historically seen.

We would expect that the proportion of costs relating to NSW would trend down further with the impact of Schultz vs. BHP, albeit that the decision in Frost vs. Amaca could act to counter the Schultz vs. BHP decision somewhat. A reduction would also expect to result from the fact that the surge in claims reported in Victoria in 2004/05, the majority of which would not yet have settled, would not yet have been reflected substantially in the above chart being as it is based on claims settlements. Accordingly, we have estimated the following proportions of claims costs from each State in future years.
Table 6.6: Estimated future proportion of liabilities by State

Proportion
NSW	45% - 55%
Victoria	20% - 30%
WA	15% - 20%
Queensland & Others	5% - 10%
For our central estimate assessment, we have taken the middle of each of these ranges.
6.4.9	Legal cost savings in other States
We have been asked to quantify the potential savings that might be achievable in the other States if procedural reforms were implemented in Victoria, Western Australia, Queens land and South Australia.

The legislation passed in NSW was passed after considerable review of the processes in NSW and how they could be modified. It is difficult to assess whether such legislation, or parts of it, could be applied in other States and the relative level of cost savings that would arise as a result of such implementation.

Furthermore, it is by no means certain whether all States will participate in implementing most, or any, of the procedural reforms adopted in NSW or the

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extent to which such processes will be effective in streamlining the administration and settlement of dust diseases claims in those States.

Therefore, whilst we have estimated the potential savings, it should be noted that the estimation of the level of legal cost savings that will eventuate from each of the other States is subject to considerable uncertainty.

Victoria

In Victoria, the legal system is believed to be as formal and complex as that in NSW prior to the New Process. We have been advised that the following NSW reforms would be effective in reducing costs in Victoria:
•	The early exchange of information;

•	Absence of formal pleadings and process for information exchange and evidence gathering;

•	Evidence and expert reports only required on matters of dispute;

•	Mediation occurring earlier in the process than currently happens in Victoria;

•	The Apportionment process to determine contribution between liable parties, which shall be used as the standard presumption; and

•	The use of a single claims manager, although this might have less impact than in NSW as there is believed to be lower disputation between defendants than in NSW.
It is believed that these reforms could, if implemented, result in similar proportionate cost reduction levels as those anticipated in NSW.

Western Australia

In Western Australia, claims appear to settle at an earlier stage than in NSW and Victoria. Furthermore, it appears that whilst exchange of information takes place by formal procedure, provision of information to defendants on a more informal basis before the lodgment of a Statement of Claim also occurs in many cases. There also appears to be an active dispute resolution process which acts as a mediation framework.

We have previously observed that legal costs in Western Australia are lower than those in Victoria and NSW and this is consistent with the above observations.

It is expected that were the Western Australia State Government to implement procedural reforms, savings would be achievable but there would not be proportionally as great as that anticipated in NSW as some of the streamlined NSW procedures under the New Process already take place in

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Western Australia. That said, the procedures which would have the ability to bring about legal cost savings include:
•	Absence of formal pleadings and process for information exchange and evidence gathering;

•	Evidence and expert reports only required on matters of dispute;

•	A formal process of mediation to promote earlier settlement and to resolve disputes amongst defendants more expeditiously;

•	The Apportionment process to determine contribution between liable parties, which shall be used as the standard presumption; and

•	The use of a single claims manager.
Queensland and South Australia

To date there have been very few cases run in Queensland or South Australia. The majority of Queensland related cases have instead been commenced and settled in the NSW Dust Diseases Tribunal.

It appears that the Personal Injury Proceedings Act 2002 (“PIPA”) provides a framework which, if applied to dust diseases claims (noting PIPA does not currently apply to dust diseases claims), would be broadly equivalent to the New Process in NSW. Furthermore, PIPA permits the appointment of a Single Claims Manager.

If an apportionment process consistent with that being adopted in the New Process in NSW was also implemented concurrently with PIPA, one would expect that savings similar to those anticipated in NSW could be achieved if the Queensland State Government were to implement such reforms.

Other States and Territories

In view of the minimal volumes of claims run in ACT, Tasmania and NT to date, and the limited exposure that has arisen from those States to date (only 10 mesothelioma claims have been reported since 1980 with Tasmania, ACT or NT exposure), we have made no allowance for any potential savings from these States.

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6.5	Resultant Legal savings
Taking into account the above discussions and assumptions, together with the results from the Cost Consultants’ report (as detailed in Section 6.3), the proportionate reductions in legal costs that we have estimated are shown in the following table:
Table 6.7: Estimated proportion of legal costs saved by State

Proportion saved
NSW	40%
Victoria	40%
WA	10%
Queensland & South Australia	20%
Other States	0%

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7.	ECONOMIC ASSUMPTIONS
7.1	Overview
The two main economic assumptions-required for our valuation are:
•	The underlying claims inflation assumptions adopted to project the future claims settlement amounts and related costs.

•	The discount rate adopted for the present value determinations.
These are considered in turn below.
7.2	Claims inflation
We are required to make assumptions about the future rate of inflation of claims costs. We have adopted a standard Australian actuarial claims inflation model for liabilities of the type considered in this report that is based on:
•	An underlying, or base, rate of general economic inflation relevant to the liabilities, in this case based on wage/salary (earnings) inflation; and

•	A rate of superimposed inflation, i.e. the rate at which claims costs inflation exceeds base inflation.
7.2.1	Base inflation basis
Ideally, we would aim to derive our long term base inflation assumptions based on observable market indicators or other economic benchmarks. Unfortunately, such indicators and benchmarks typically focus on inflation measures such as CPI (e.g. CPI index bond yields and RBA inflation targets).

We have therefore derived our base inflation assumption from CPI based indicators and long term CPI / AWOTE relativities.
7.2.2	CPI assumption
We have considered two indicators for our CPI assumption.
•	Market implied CPI measures.

•	RBA CPI inflation targets.
We have measured the financial market implied expectations of the longer-term rate of CPI by reference to the gap between the yield on government bonds and the real yield on government CPI index-linked bonds.

The effective annual yield on long-term government bonds as at 30 June 2005 was approximately 5.25% p.a. and the equivalent effective real yields on

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long-term index-linked bonds was approximately 2.65%. This would imply current market expectations for the long-term rate of CPI were of the order of 2.6% per annum as at 30 June 2005.

In considering this result we note that:
•	This implied CPI rate has varied significantly in recent months (e.g. from around 2.6% as at 30 June 2004 to 3.0% as at 31 March 2005).

•	The yields on both nominal and CPI-linked government bonds are driven by supply and demand, and both are in increasingly short supply in the market. The yields on both, and their relativities, are subject to some volatility and likely some short term distortion.

•	The RBA’s long term target is for CPI to be maintained between 2% and 3% per annum.

•	While the RBA has been relatively successful with this target over the recent past, over the longer term future the risk of events leading to inflation emerging occasionally outside this range needs to be allowed. Given a likely upside bias to such events, longer term inflation at the higher end of the RBA’s range would not be unexpected.
Weighing this evidence together, we have adopted a long term CPI inflation benchmark assumption of 2.75% per annum. This is unchanged from our previous valuation of 31 March 2005.
7.2.3	Wages (AWOTE) / CPI relativity
The following table summarizes the average annualised rates of AWOTE and CPI inflation, and their relativities, for various historic periods:
Table 7.1: Annualised rates of CPI and AWOTE

	AWOTE	CPI	AWOTE – CPI
1970 – 2004	7.99%	6.30%	1.69%
1980 – 2004	6.03%	4.75%	1.28%
1990 – 2004	4.23%	2.49%	1.74%
1995 – 2004	4.41%	2.46%	1.95%
Figure 7.1 shows these yearly results, graphically, for the 1970 to 2004 period.

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Figure 7.1: Trends in CPI and AWOTE: 1970 — 2004
In considering the above, we note:
•	The last period from 1995 reflects largely a continuous period of economic growth which may not be reflective of longer term trends.

•	The longer periods cover a range of business cycles, albeit that the period from 1970 includes the unique events of the early 1970’s.
Allowing for these factors, the historic data suggests a CPI / AWOTE relativity, or gap, of 1.5% to 1.7%.

On this basis, given a longer term CPI benchmark of 2.75%, it would suggest a longer-term wage inflation (AWE) assumption of 4.25% to 4.5% p.a.

We note that such an assumption is not inconsistent with actual wage inflation over recent years (see Table 7.1 above) which has arisen during economic conditions not dissimilar to those reflected in the current market interest rates looking forward.
7.2.4	Impact of claimant ageing and non-AWOTE inflation effects
We note the observation made elsewhere in this report that the overall age profile of claimants is expected to rise over future years with the consequent impact that, other factors held constant, claims amounts should tend to increase more slowly that pure average wage inflation. This is due to both reduced compensation for years of income or life lost and a tendency for post retirement age benefits to possibly increase closer to CPI than AWOTE.

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Furthermore, we note that some heads of damage would be expected to rise at CPI or lower, such as general damages and compensation for loss of expectation of life. Other heads of damage, including loss of earnings, would be expected to rise at AWOTE; whilst medical expenses and care costs would be expected to rise in line with medical cost inflation which in recent times has been in excess of AWOTE.

Taking these factors into account, we have reduced our base inflation assumption by 0.25% to 0.50% p.a. from the AWOTE rate indicated above for the combined effect of ageing and other non-AWOTE inflation drivers of the benefits.

We have therefore adopted a base inflation assumption of 4.00% p.a.
7.2.5	Superimposed inflation
As discussed later in Section 9, actual claims inflation has been approximately 6% per annum historically. This is against corresponding general wage inflation (making some minor allowance for ageing effects as above) over the same period of approximately 4%. This implies average superimposed inflation of about 2% per annum.

Given our future base inflation assumption looking forward of 4% per annum, adopting a 2% superimposed inflation would indicate a longer term overall claims cost inflation assumption of 6% per annum. This overall result, as with the base inflation above, aligns with actual experience which has arisen during economic conditions not dissimilar to those reflected in the current market interest rates looking forward.

In addition, the 2% superimposed inflation allowance is not inconsistent with superimposed inflation experience we have seen under other relevant liability portfolios.

We discuss the claims inflation assumptions further in Section 9.
7.2.6	Summary of claims inflation assumptions
The table below summarises the claims inflation assumptions we have used within our current and previous liability assessments.

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Table 7.2: Claims inflation assumptions

		31 March
	30 June 2005	2005	30 June 2004
Base inflation	4.00%	4.00%	4.00%
Superimposed inflation	2.00%	2.00%	2.00%
Claim cost inflation*	6.08%	6.08%	6.08%

*	Base and superimposed Inflation are applied multiplicatively in our models so that claim cost inflation is calculated as 1.04 * 1.02 — 1
7.3	Discount rates: Commonwealth bond zero coupon yields
We have adopted the zero coupon yield curve at 30 June 2005, underlying the prices, coupons and durations of certain Australian government bonds for the purpose of discounting the liabilities for this report.

The use of such discount rates is consistent with standard Australian actuarial practice for such liabilities, is in accordance with Professional Standard PS300 and is also consistent with our understanding of the Australian accounting standards in this regard.

Table 7.3 shows the zero coupon yields adopted for each duration of cashflows.
Table 7.3: Zero coupon yield curve by duration

	Yield at 30	Yield at 31	Yield at 30
Year	June 2005	March 2005	June 2004
1	5.33%	5.73%	5.36%
2	5.08%	5.71%	5.42%
3	5.09%	5.71%	5.79%
4	5.11%	5.71%	6.09%
5	5.14%	5.72%	6.23%
6	5.17%	5.74%	6.28%
7	5.20%	5.77%	6.31%
8	5.23%	5.80%	6.34%
9+	5.25%	5.82%	6.35%
The equivalent single uniform discount rate, based on cashflows weighted by

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term, is 5.20% per annum at 30 June 2005 (31 March 2005: 5.77% per annum).

It is important to note that the discount rate can vary, perhaps significantly, between valuations (even quarterly valuations), and can thus cause fluctuations in the present value of the liability. This has been seen at this valuation where yields at longer durations have reduced from 5.82% at the March 2005 valuation to 5.25% at the June 2005 valuation, a reduction of 0.57% per annum. The change in present value does not necessarily involve a change in the underlying projected cashflows.

It is also important to understand that if assets actually held to back the liabilities are not matched to those assumed (by type and/or amount), the future investment earnings earned may deviate from those implicitly allowed for within the actuarial valuation. This might generate either profits or losses relative to the discount rates adopted.
7.4	Consistency of economic assumptions
An important consideration to bear in mind when setting economic assumptions is the consistency of the various assumptions. For a valuation involving the long-term inflating of cashflows and then discounting these cashflows to current money terms, a key consideration is the relativity between the assumptions.

Whilst future investment yields on government bonds will change, so too will the rate of future wage inflation and consequently also the overall rate of claims inflation. The key factor is that the gap between the two factors remains reasonable.

Within our current valuation, we have allowed for base inflation at 4% per annum and average yields at 30 June 2005 of 5.20% per annum. As such, the gap is 1.20% per annum relative to base inflation.

We have also allowed for superimposed inflation at 2% per annum, so that the overall gap between claims inflation and the yield is 0.88% per annum (being 1.04 x 1.02 – 1 – 5.20%).

This compares with our valuation at 31 March 2005 where the gap was 0.31% per annum and the 30 June 2004 valuation where the gap was (0.07)% per annum.

As such, there has been a strengthening in the valuation basis resulting from the change in economic assumptions of about 0.95% per annum.

This is not inconsistent with the narrowing of the real yields on CPI index- linked bonds over the same period which have reduced by approximately 0.8%.

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8.	ANALYSIS OF CLAIMS EXPERIENCE — CLAIM NUMBERS
8.1	Overview
We have begun by analysing the pattern of notifications of claims as shown in Table 8.1. This table shows the claim notifications by year since 1991/92 and all prior claim notifications in aggregate.
Table 8.1: Number of claims reported annually

						Workers
Report	Mesothel	Asbestos	Lung	ARPD &		Compen	All
Year	ioma	is	Cancer	Other	Wharf	sation	claims
Pre-1991	68	48	9	37	4	349	515
1991/92	25	12	5	6	4	29	81
1992/93	41	19	10	9	2	34	115
1993/94	56	39	15	25	5	67	207
1994/95	81	13	8	15	5	30	152
1995/96	72	25	14	23	3	32	169
1996/97	83	36	14	21	1	39	194
1997/98	106	31	20	19	2	51	229
1998/99	94	25	12	14	3	30	178
1999/00	91	42	16	12	14	38	213
2000/01	126	44	29	20	26	39	284
2001/02	157	91	23	30	16	59	376
2002/03	176	93	33	41	14	52	409
2003/04	183	97	26	29	10	36	381
2004/05	254	120	28	31	5	61	499
2005/06*	38	22	4	8	1	16	89

All Years	1,651	757	266	340	115	962	4,091

*	Data for 2005/06 from 1 April 2005 to 24 June 2005 only
We have been advised that in the period from 24 June 2005 to 30 June 2005,

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there were 9 extra claims reported: 4 mesothelioma claims, 4 asbestosis claims and 1 Workers Compensation claim.
8.2	Mesothelioma claims
It can be seen that for mesothelioma, the incidence of notifications showed a step change upwards from 2000 and a steady rate of increase to the 2003/04 financial year, to 183 claims.

However, it is also apparent from the claims information that there was a further upward step in claim numbers during 2004/05 with 254 claims reported in the full year.

There have been 38 claims reported to 24 June 2005 (42 to 30 June 2005).
8.2.1	Monthly analysis of notifications
We have examined the mesothelioma claims reported on a monthly basis to better understand the nature of the trends.
Figure 8.1: Monthly notifications of mesothelioma claims: 2000-2005*

*	Data for June to 24 June 2005 only. There were 4 additional claims reported to 30 June.
In our previous report we noted that there had been a consistent high trend in claim numbers, although we noted that February and March exhibited a high number of claims reported mainly as a result of a late filing of 18 claims for statutory recovery by Workcover Queensland, in whose absence claim notifications in those two months would have been much more in line with previous expectations.

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This trend of high claims reporting has not continued in the 2005/06 financial year to date, but has instead reverted to lower levels in the first quarter of the financial year.
8.2.2	Claims notifications by State
We have monitored the claims notifications patterns by State in which the claim is filed. Table 8.2 shows the number of claims notified by year by State.
Table 8.2: Number of mesothelioma claims by State of claim filing

Report
Year	NSW	NZ	Other	QLD	USA	VIC	WA	Total
Pre-1994	108		4	1	1	51	25	190
1994/95	58		3	2		18		81
1995/96	49		1	3		17	2	72
1996/97	53		7	2		12	9	83
1997/98	79		4	3		16	4	106
1998/99	61		2	2		25	4	94
1999/00	57		4		1	21	8	91
2000/01	70	3	4		7	28	14	126
2001/02	105		2	1	2	27	20	157
2002/03	110		2	1		40	23	176
2003/04	110					47	26	183
2004/05	106		5	18		92	33	254
2005/06*	17		4	3		11	3	38

Total	983	3	42	36	11	405	171	1,651

*	Data for 2005/06 from 1 April 2005 to 24 June 2005 only
It can be seen that the most significant States, in relation to where claims have been filed to date are NSW (60%), Victoria (25%) and WA (10%) with this pattern reflected in the data up to 2003/04.

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However, the trend changed somewhat in 2004/05 with NSW making up 42%, Victoria making up 36% and WA making up 13% in 2004/05. It is also of interest that Queensland made up 7% and that there were more claims filed in Queensland courts in 2004/05 than had previously been filed in total.

NSW appears to have remained stable in absolute terms whilst Victoria has increased considerably, and this may be a consequence of targeted lawyer activity in Victoria. WA has also shown some more moderate increases.

Experience in 2005/06 has continued the pattern observed in 2004/05 with NSW making up 45%, Victoria making up 29% and WA and Queensland each making up 8%.

In part these trends will have been contributed to by the decisions of Schultz vs. BHP which will lead to claims being more regularly heard in the State of exposure rather than NSW.
8.2.3	Workcover Queensland
The increase in Queensland is a result of a substantial number of filings (18) of claims for contribution by Workcover Queensland against Amaca in February and March 2005.

The claims filed by Workcover Queensland in 2004/05 have already been settled with the plaintiff. A number of cases relate to years much earlier than the current year and they appear to involve a clearing of a backlog of claims.

We have analysed past cross-claims by Workcover Queensland and we estimate that the current cohort of claims should be spread over the previous four years in a broadly uniform pattern, so that the actual annual number of claims served by Workcover Queensland in 2004/05 should have been closer to 4 rather than 18.

The restated claim numbers for 2004/05 in the absence of this one-off clearance of backlog would have been 240.

Additionally, there have been 3 further claims filed by Workcover Queensland in early April 2005 and no additional claims filed thereafter.

The level of cross-claims activity from Workcover Queensland should be substantially less going forward if our understanding of the events of February and March are borne out. Table 8.3 shows an adjusted pattern of mesothelioma claims allowing for the above observations.

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Table 8.3: Adjustments for impact of Workcover Queensland

		Adjustment
		for
		Workcover	Underlying
	Actual claims	Queensland	claims
2000/01	126	2	128
2001/02	157	3	160
2002/03	176	3	179
2003/04	183	6	189
2004/05	254	(14)	240
8.2.4	Base valuation assumption
In setting a base valuation assumption for 2005/06 and 2006/07, we need to consider whether the observations in 2004/05 are one-off fluctuations or are part of a new trend, i.e. how much faith can be placed in the latest emerging experience. We have the option of:
•	Ignoring the latest experience and dismissing it as simply a one-off fluctuation, reverting to a previous assumptions for notification years 2005 and onwards.

•	Recognising it in part, and give some credibility to the emerging experience.

•	Recognising it in full, and asserting this to be part of a new trend which will continue in relation to all future years of claims.
The areas where we need to consider this are:
•	In relation to the sharp increase in claims from Victoria;

•	In relation to the statutory recovery claims from Workcover Queensland and the underlying expectation of cross-claims activity from Workcover Queensland prospectively; and

•	The experience in the period from 1 April to 24 June 2005
It is our view that in relation to the Victoria claims we should fully recognise this effect. It is likely that the increase is in part due to the impact of Schultz vs. BHP and is partly a new trend of increasingly co-joining the Liable Entities in claims. Our review of the latency did not suggest a shortening of latency periods and that these claims are not merely an acceleration of future claims.

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We have therefore fully allowed for the impact of this increase in our projections.

In relation to Workcover Queensland, we have taken the view that these cross-claims are, in part, a clearance of a backlog of statutory recoveries. We also note that contribution or reimbursement to such Schemes will be met only to a limited extent by the Special Purpose Fund.

As we have discussed in section 8.2.3, we have taken the view that the underlying number of claims, removing the “catch-up” effect of Workcover Queensland, for 2004/05 were 240.

We have also made some allowance for the emerging experience and have adjusted our valuation in light of the favourable experience in the first 3 months of the financial year to 30 June 2005.

We have assumed that the number of mesothelioma claims to be reported in the remainder of the year will be at a rate of 19.5 per month. This has been based on consideration of rolling 3-month, 6-month and 12-month averages in recent periods. For 2005/06, we have also taken into account the favourable experience to date which is 20 claims lower than was expected as at the end of the first quarter. This equates to 218 claims in 2005/06, of which 42 have been reported, and compares with our previous projection of 250 claims. For 2006/07, we have based our projections on an underlying 20 claims per month.

The majority of this reduction in the valuation assumption is a consequence of consideration of the additional 3 months’ claims experience which has provided more evidence to support the assertion that some of the claims activity in 2004/05 was a result of the Special Commission of Inquiry or the subsequent concerns as to the MRCF’s future claims paying ability which thereby led to accelerated reporting in order to preserve claimants rights.

The chart below shows the change in valuation basis assumptions for mesothelioma since we conducted our first review during the Special Commission of Inquiry.

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Figure 8.2: Change in mesothelioma claims projections at successive valuations
8.3	Asbestosis claims
It can be seen that for asbestosis, the incidence of notifications has shown a step change upwards since the end of 2000 and a gradual increase to 2003/04.

The number of asbestosis claims increased substantially from 97 in 2003/04 to 120 in 2004/05.

There have been 22 claims reported to 24 June 2005 (26 claims at 30 June 2005).
8.3.1	Monthly analysis of notifications
We have examined claims on a monthly basis by disease type and by State in which the claim is being filed, to better understand the nature of the trends.

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Figure 8.3: Monthly notifications of asbestosis claims: 2000-2005

*	Data for June to 24 June 2005 only. There were 4 additional claims reported to 30 June.
8.3.2	Claims notifications by State
Again, it has been observed that the claims being filed in Victoria (see below) showed a considerable increase in numbers in 2004/05, although NSW also appeared to have increased, albeit not at the same rate as Victoria.

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Table 8.4: Number of asbestosis claims by State of claim filing

Report								Grand
Year	NSW	Other	QLD	SA	USA	VIC	WA	Total
Pre-1994	67	5			1	39	6	118
1994/95	11					2		13
1995/96	20	1		1		3		25
1996/97	27					8	1	36
1997/98	27					4		31
1998/99	21	1				3		25
1999/00	29				1	12		42
2000/01	34	1			2	7		44
2001/02	75			1		15		91
2002/03	81	1		2		9		93
2003/04	72		2			20	3	97
2004/05	86	1	4			25	4	120
2005/06*	9		8			4	1	22
Total	559	10	14	4	4	151	15	757

*	Data for 2005/06 from 1 April 2005 to 24 June 2005 only
It can be seen that there has been a large increase in asbestosis claims in Queensland in 2005/06. This, in part, appears to be a function of cross-vesting as there appears to have been a considerable, and similar, reduction in NSW.
As with mesothelioma, we need to assess whether the increase in claims in 2004/05 is part of a new trend or simply a fluctuation. We also need to assess how much to take into account the emerging experience of the three months of the financial year to 30 June 2005.
We have made some allowance for the emerging experience and have adjusted our valuation in light of the favourable experience in the first quarter

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of the financial year. We have assumed that the number of claims to be reported in the remainder of the year will be at a rate of 9 per month. This equates to 107 claims in 2005/06, compared with our previous projection of 120 claims.
For 2006/07, we have based our projections on an underlying 9 claims per month.
8.4	Lung cancer claims

For lung cancer claims, the notifications have been steady and do not appear to have shown the same pattern of notification as mesothelioma and asbestosis. Indeed, the experience in 2004/05 turned out to be just 2 claims higher than 2003/04, at 28 claims.

There were just 4 claims reported in the first quarter of the 2005/06 financial year.

We have projected 29 claims for 2005/06, of which 25 are assumed to be reported after 30 June 2005.

8.5	ARPD & Other claims

In relation to ARPD & Other claims, the number of claims fell from 41 in 2002/03 to 29 in 2003/04 and then increased to 31 in 2004/05 following some re-designations of claims to other disease types.

We have projected 32 claims to be notified in 2005/06, of which 24 are assumed to be reported after 30 June 2005.

8.6	Workers Compensation and wharf claims

The number of Workers Compensation claims, including those met in full by the Liable Entities’ Workers Compensation insurers, has remained relatively stable over the past few years, at around 50 to 60 per year. However, in 2003/04, the numbers fell to 36 and in 2004/05 they increased to 61.

Prospectively, we have now projected 71 claims to be notified in 2005/06, of which 54 are assumed to be reported after 30 June 2005.

The financial impact of this source of claim is not substantial given the proportion of claims which are settled for nil liability against the Liable Entities (generally in excess of 80%), which results from the insurance arrangements in place.

For wharf claims, we have projected 5 claims to be notified in 2005/06, of which 4 are assumed to be reported after 30 June 2005. Again, the financial impact of this source of claim is not material.

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8.7	Summary of base claims numbers assumptions

In forming a view on the numbers of claims in 2005/06, we have taken into account the emerging experience in the 3 months to 30 June 2005 and a revised view of the expected numbers of claims reported monthly for the remaining 9 months of the financial year. In forming a view as to the base number of claims in 2006/07 from which we calibrate the curve of claims notifications, we have also considered the extent to which the 2004/05 and 2005/06 experience, or previous trends in claims numbers, will continue. Whilst there is uncertainty about the period over which these trends will continue, i.e.:
•	Whether it is a one-off fluctuation,

•	Whether it is a short-term change, or

•	Whether it is a long-term change,
we have adopted the view that the increase in the 2004/05 year is a partly permanent effect, relating to the move to a new scale of joining of the Liable Entities in claims. We have also assumed that the absolute level of claims in 2004/05 will not be reflected in 2005/06 or 2006/07 and that the level exhibited in 2004/05 has, in part, resulted from:
•	temporary impacts from increased consumer awareness and association of James Hardie with asbestos, resulting from increasing publicity arising from the Special Commission of Inquiry which took place in 2004; and/or

•	temporary impacts from previous concerns over the solvency of the MRCF and its prospective claims paying ability during the latter part of 2004 potentially leading to plaintiffs and their lawyers acting to preserve their rights.
Nonetheless, in forming our views, we have given greater credibility to the claims activity in 2004/05 than the claims activity in prior years.

As outlined in Sections 8.2 to 8.6, our assumptions as to the levels of claims numbers to assume are as follows:

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Table 8.5: Base claim numbers assumptions

	2005/06	2005/06	2005/06
	(to 30 June 2005)	(from 1 July 2005)	(full year)	2006/07
Mesothelioma	42	176	218	241
Lung Cancer	4	25	29	31
Asbestosis	26	81	107	107
ARPD & Other	8	24	32	33
Workers Compensation	17	54	71	72
Wharf claims	1	4	5	5
Total	98	364	462	489
8.8	Exposure information

8.8.1	Australian use of asbestos

Figure 8.4 shows measures of the production and consumption of asbestos in Australia in the period 1920 to 2002. It can be seen that the exposure, being measured in net consumption, appeared to peak in the early to mid 1970s.

Figure 8.4: Consumption and production indices — Australia 1920-2002

Source:	World Mineral Statistics Dataset, British Geological Survey, www.mineralsuk.com R Virta, USGS Website Annual Yearbook

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At a simple level, a peak of consumption in approximately 1975 might appear to correspond to a peak in notifications of mesothelioma claims in around 2010, being 35 years later (and equal to the mean of the latency period from the average date of exposure of the claimant to the date of notification). The data underlying this chart is shown in Appendix F.

8.8.2	Exposure information from current claims

We have also reviewed the exposure in relation to claims notified to date. This has been conducted by using the exposure dates stored at an individual claim level and identifying the number of person-years of exposure in each exposure year. We have reviewed the pattern of exposure for each of the disease types separately, although we note that they tend to follow similar patterns to date.

Figure 8.5: Exposure (person-years) of all Liable Entities’ claimants to date
The chart shows that the peak of exposure from claims reported to date has so far arisen in 1968. It should be recognised that there is a significant degree of bias in this analysis in that the claims notified to date will tend to have arisen from earlier exposures.

Over time, one would expect this curve to develop to the right hand side and the peak year of exposure to trend towards the early to mid 1970s, whilst also increasing in absolute levels at all periods of exposure as more claims are notified and the associated exposures from these are included in the analysis.

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The relatively low level of exposure from 1987 onwards (about 5% of the total) is not unexpected given that products ceased to be manufactured in 1987 but the exposure after that date likely results from usage of products already produced and sold before that date.

8.9	Latency Model

Our method for projecting claim numbers is described in Section 5.4. In brief terms, we use the exposure curve together with a model of the latency period of claims to derive an index of future claim notifications which we then calibrate to a base number of claims notifications to estimate the future incidence of claims.

Our latency model for mesothelioma is for latency to be normally distributed with a mean latency of 35 years and a standard deviation of 10 years.

We have monitored the latency period of the claims of the Liable Entities in order to test the validity of those assumptions.

We have measured the mean latency period from the average date of the first period of exposure and average date of last exposure to the date of notification of a claim.
Figure 8.6: Mean latency of mesothelioma claims by State from average first exposure to date of notification

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Figure 8.7: Mean latency of mesothelioma claims by State from average last exposure to date of notification
The above charts appear to indicate that the average latency period from the average first exposure and average last exposure are around 38 years and 32 years respectively. This would appear to indicate that the mean latency from the average date of exposure would be around 35 years.

Accordingly, at this time the data provides no evidence to contradict our assumption as to the mean latency period of mesothelioma claims.

A summary of our overall latency assumptions, which have in part been derived with reference to the actual experience and in part from epidemiological studies and literature are shown in Appendix E.

8.10	Peak year of claims and estimated future notifications

Based on the application of our exposure model and our latency model, and also taking into account epidemiological views from both Australia and the UK, recognising that there are some conflicting views as to when the peak might arise, the peak year of notification for each disease type is as follows:

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Table 8.6: Peak year of claim notifications

	Current peak	Previous peak
	assumption	assumption
Mesothelioma	2010/11	2010/11
Lung Cancer	2010/11	2010/11
Asbestosis	2005/06	2005/06
ARPD & Other	2006/07	2006/07
Workers Compensation	2006/07	2006/07
Wharf claims	2000/01	2000/01
We have projected the future number of claim notifications from the curve we have derived using our exposure model and our latency model. We have applied this curve to the base number of claims we have estimated for 2006/07 as summarised in Section 8.7.

Figure 8.8 shows the pattern of future notifications which have resulted from the application of our exposure and latency model and the recalibration of the curve to our expectations for 2006/07.
Figure 8.8: Expected future claim notifications by disease type

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The number of future claim notifications and the ultimate number of claims is shown, both at our previous valuation and at this valuation.
Table 8.7: Number of claim notifications by disease type

	Current number		Previous number
	projection		projection
	2005		2005
	onwards	Total	onwards	Total
Mesothelioma	4,915	6,528	5,268	6,873
Lung Cancer	631	893	548	808
Asbestosis	1,479	2,214	1,645	2,378
ARPD & Other	517	849	597	934
Workers Compensation	1,129	2,075	942	1,891
Wharf claims	54	168	86	199
All claim types	8,725	12,727	9,085	13,082
It can be seen that the recognition of the emerging experience to 30 June 2005 has reduced our projected ultimate number of claims compared with our previous valuation of 31 March 2005 by 355 claims, the majority of which results from mesothelioma (345) and asbestosis (164) offset by increases for Workers Compensation (184).

As we have stated earlier, there is uncertainty in the trends in mesothelioma and asbestosis claims, and the impact that the new court procedures might have on recent uplifts in claim volumes.

8.11	Baryulgil

To date, there have been 32 product and public liability claims (23 unique claimants) filed against James Hardie costing $1,328,000, inclusive of legal costs of $586,000.

These claims have not generated substantial claims costs because most of the claims were settled in the 1980s when awards were considerably lower than current levels — with average payments by James Hardie of the order of $50,000 to $100,000 per claim.

It is also of note that James Hardie tended to bear only around one-third to one-half of the liability, reflecting the contribution by other defendants (including those which have since been placed in liquidation) to the overall

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settlement.

For the purposes of our valuation, we have estimated there to be a further 30 future claims, comprising 12 mesothelioma claims, 8 other product and public liability claims and 10 Workers Compensation claims.

We have assumed average claims and legal costs, net of Workers Compensation insurances, broadly in line with those described in Section 9.

Our liability assessment at 30 June 2005 of the additional provision that could potentially be required is an undiscounted liability of $9.5m and a discounted liability of $6.2m.

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9.	ANALYSIS OF EXPERIENCE — AVERAGE CLAIMS COSTS
9.1	Overview

We have modelled the average claim awards and plaintiff and defendant legal costs (where separately disclosed) by disease type in arriving at our valuation assumptions.

Average attritional claim awards (being claims below $1m in current money terms) may vary considerably with the development of new heads of damage (past examples include the decision in relation to Sullivan vs. Gordon (1999) 47 NSWLR 31, [1999] NSWCA 338)), the very recent offsetting decision in CSR vs. Eddy [2005] HCA64 (although the consequence of this decision will not yet be reflected in our analysis), and with other legal changes in the basis of awards being granted.

Table 9.1 shows how the average settlement costs for non-nil attritional claims have varied by plaintiff settlement year. All data have been converted into 2005/06 money terms using base inflation at 4% per annum.

The reader’s attention is drawn to the fact that the average amounts shown hereafter relate to the average amounts of the contribution made by the Liable Entities, and do not reflect the total award payable to the plaintiff unless this is clearly stated to be the case.

In particular, for Workers Compensation the average awards reflect the average contribution by the Liable Entities for claims in which they are joined but relate only to that amount of the award determined against the Liable Entities which is not met by a Workers Compensation Scheme or Policy.

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Table 9.1: Average attritional non-nil claim award
(inflated to 2005/06 money terms)

Plaintiff
settlement	Mesotheli		Lung	ARPD &		Workers
Year	oma	Asbestosis	Cancer	Other	Wharf	Compensation
1991/92	266,901	139,561	75,328	45,384	0	93,078
1992/93	195,175	196,886	27,641	32,367	0	193,386
1993/94	198,873	136,716	63,378	209,635	152,098	107,364
1994/95	229,556	123,823	46,033	257,973	51,315	117,101
1995/96	175,938	71,355	106,402	194,611	9,622	70,448
1996/97	166,361	73,671	48,364	31,243	0	65,903
1997/98	187,662	74,297	39,176	69,770	68,428	121,363
1998/99	176,869	46,501	51,069	119,421	0	70,355
1999/00	209,476	74,145	60,281	126,883	69,224	110,089
2000/01	242,657	70,429	101,220	78,300	100,374	97,941
2001/02	276,934	94,907	136,306	111,143	57,498	49,719
2002/03	258,889	94,486	80,776	81,702	174,962	104,237
2003/04	241,046	112,360	134,417	90,794	104,944	158,995
2004/05	251,323	91,883	154,629	88,094	90,222	197,853
2005/06*	261,501	89,446	30,874	131,458	0	117,104

* Data for 2005/06 from 1 April 2005 to 24 June 2005 only
The changes in figures between the previous report and this report are in part a result of additional processing, even on the older years where claims have been previously settled, or from restatements of the plaintiff settlement year. The claims costs have also been inflated for an additional year compared with the previous report.

Figure 9.1 represents these results pictorially.

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Figure 9.1: Average claim costs for public and product liability claims
(inflated to 2005/06 money terms)
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only
9.2	Mesothelioma claims

For mesothelioma, the year 2001/02 resulted in the highest annual average cost. The step changes in 1999 through 2001 reflect in part legislative changes that occurred and also in the percentage of the total award which the Liable Entities were required to contribute.

We have estimated the percentage share which the Liable Entities have taken of the gross settlements (for those claims where such information is held). The following table shows that share, for those claims where such information is available, and how it has changed over time.

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Table 9.2: Contribution percentage for mesothelioma claims: 1994-2005

Plaintiff	Total award	Liable Entities’	Percentage
Settlement Year	settlement	contribution	Share
1994/95	15,829,153	8,052,222	50.9%
1995/96	15,898,196	7,606,854	47.8%
1996/97	12,570,533	6,964,163	55.4%
1997/98	17,413,413	10,288,017	59.1%
1998/99	18,099,360	9,005,211	49.8%
1999/00	19,918,410	14,726,412	73.9%
2000/01	33,686,893	22,589,679	67.1%
2001/02	43,180,567	27,608,530	63.9%
2002/03	52,036,629	37,227,135	71.5%
2003/04	55,596,663	35,657,679	64.1%
2004/05	68,537,284	45,978,063	67.1%
2005/06*	15,227,660	12,706,050	83.4%
Total	367,994,761	238,410,015	64.8%

* Data for 2005/06 from 1 April 2005 to 24 June 2005 only
The step change in the average costs from the levels exhibited between 1995 and 1998 and those exhibited after 1998 may be in part a result of the change in the percentage shares contributed by the Liable Entities as well as the introduction of new heads of damage.

Similarly, the higher average costs for the 2005/06 financial year may also result from the anomalously high contribution, at 83.4%, although this will in part be a function of the small volume of claims settled in the first three months of the financial year.

We have also analysed the make-up of the average costs for mesothelioma claims by banding claims into cohorts of 10% groups. That is, identifying the contribution to the average cost from the smallest 10% of non-nil claims by size, then the contribution from the 10% to 20% cohort of claims by size etc.

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The aim of this is two-fold:
•	To understand the trends in the average costs; and

•	To identify if the change in mix of claims by size has led to the underlying rates of superimposed inflation.
     Figure 9.2 shows the relative contribution of the various bands to the overall average costs identified in Table 9.1.
Figure 9.2: Contribution of individual bands of claims to overall average attritional mesothelioma claim costs (inflated to 2005/06 money terms)
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

This chart shows that the key drivers to the pattern in inflated average claims costs, in recent years, are largely the “smaller sized” and “medium sized” claims, and not the “large sized” claims.

The increased average cost for the first three months of the 2005/06 financial year can be seen to be a consequence of an absence of small claims in the year to date rather than a prevalence of large claims. This may also in part be a consequence of the low volume of claims associated with the 2005/06 year leading to random statistical variation in the incidence of such claims to date.

This can also be seen in an alternative representation of this data showing the distribution of claims by size.

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Figure 9.3: Distribution of claims awards for attritional mesothelioma claims: 2000 — 2005 (in 2005/06 money terms)
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

The chart shows that the 2001 settlement year appears to be skewed towards larger claims (around the $300,000 to $500,000 range) than most years surrounding it. Whilst 2004 appears to have a longer tail above $500,000, it is considerably shallower in the mid-range of claims and this has the effect of reducing the averages for 2004 relative to 2001. The chart also shows that the distribution for 2005 claims currently appears to be more skewed to the right than 2004, reflecting the absence of small claims to date in 2005.

In setting our assumption for mesothelioma, we have considered average awards over the last 3, 4 and 5 years in arriving at our valuation assumption.

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Figure 9.4: Inflated average awards and number of non-nil claims settlements for mesothelioma claims: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

The chart above shows the historic variability in average claim sizes for mesothelioma varying from $166,000 to $277,000 in 2005/06 money terms.

The average of the three years (to 2004) is $250,000; the average of the last four years is $255,000 and the average of the last five years is $253,000. If we remove 2001 from our analysis, recognising it as somewhat of an outlier relative to the other years, the average of the last five years is $250,000.

Taking these averages and the underlying trends into consideration, we have adopted a base valuation assumption of $265,000 for the 2005/06 year. This represents no change in inflation adjusted terms:
Table 9.3: Average mesothelioma claims assumptions

	Claim settlement year
Valuation Report	2003/04	2004/05	2005/06
30 June 2004	250,000	265,200	281,300
31 March 2005	n/a	250,000	265,200
30 June 2005	n/a	n/a	265,000

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9.3	Asbestosis claims

For asbestosis, it can be seen from Table 9.1 that in 2003 the average settlement was anomalously high relative to recent experience.

We have again considered the averages of the last 3, 4 and 5 years.
Figure 9.5: Inflated average awards and number of non-nil claims settlements for asbestosis claims: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

The chart shows the substantial variation in average awards though in part this is affected by the low numbers of claims settled in the earlier years.

The average of the last three years (to 2004) is $101,000; the average of the last four years is $100,000 and the average of the last five years is $96,000. These are not surprising given the relatively high average cost in 2003 and the substantial increase in claim numbers thereby giving greater weight to the recent years’ experience.

We have selected $100,000 as our base valuation assumption for 2005/06 as being broadly in the middle of these three averages. This compares with our previous valuation assumption of $95,000 for 2004/05. This represents no change in inflation adjusted terms:

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Table 9.4: Average asbestosis claims assumptions

	Claim settlement year
Valuation Report	2003/04	2004/05	2005/06
30 June 2004	100,000	106,100	112,500
31 March 2005	n/a	95,000	100,800
30 June 2005	n/a	n/a	100,000
9.4	Lung cancer claims

Lung cancer average claims costs appear to have shown a considerable increase in the last five years relative to prior periods and appear to have been reasonably consistent since that time. We also note that the volume of claims in 2005/06 is as yet too small to attach much credibility to them.
Figure 9.6: Inflated average awards and number of non-nil claims settlements for lung cancer claims: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

The average of the last three years (to 2004) is $121,000; the average of the last four years is $124,000 and the average of the last five years is $120,000.

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At the previous valuation, we noted continuing increasing trends in average awards in 2004/05, and accordingly increased our valuation assumption to $130,000 for the 2004/05 year. At this valuation, we have adopted a base valuation assumption of $140,000 for the 2005/06 year. This represents a minor inflation adjusted increase:
Table 9.5: Average lung cancer claims assumptions

	Claim settlement year
Valuation Report	2003/04	2004/05	2005/06
30 June 2004	110,000	116,700	123,800
31 March 2005	n/a	130,000	137,800
30 June 2005	n/a	n/a	140,000
9.5	ARPD & Other claims

We note the low volumes of claims and the associated volatility this has brought to the average awards, is an inhibitor to the analysis of past trends. We also note that the volume of claims in 2005/06 is as yet too small to attach much credibility to them.

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Figure 9.7: Inflated average awards and number of non-nil claims settlements for ARPD & Other claims: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

For ARPD & other claims, the average of the last three years (to 2004) is $87,000; the average of the last four years is $91,000 and the average of the last five years is $89,000. Accordingly, we have selected $90,000 as our valuation assumption for the 2005/06 year. This represents a minor reduction in inflation adjusted terms:
Table 9.6: Average ARPD & Other claims assumptions

	Claim settlement year
Valuation Report	2003/04	2004/05	2005/06
30 June 2004	92,500	98,100	104,100
31 March 2005	n/a	90,000	95,500
30 June 2005	n/a	n/a	90,000

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9.6	Workers Compensation claims

The average award for non-nil Workers Compensation claims has increased substantially in the last two years, although it should also be noted that the number of non-nil settlements is currently about 3 per annum, compared with 6 to 8 per annum more than three years ago.
Figure 9.8: Inflated average awards and number of non-nil claims settlements for Workers Compensation claims: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

The 2004/05 settlement year data is substantially lower than that reported at 31 March 2005. This is a result of a recoding of a claim which was previously coded as Workers Compensation now being re-designated to the liability portfolio. With just three claims previously included in the data, the removal of this claim (settled for $482,500) has lowered the average cost in the 2004/05 year from $284,329 to $197,853.

The average of the last three years (to 2004) is $149,000; the average of the last four years is $110,000 and the average of the last five years is $106,000.

We have selected $135,000 as our base valuation assumption for Workers Compensation claims for 2005/06, noting the variability in these which is not unsurprising given the small volume of claims and the high nil settlement rate. This is a slight reduction in the assumption in inflation adjusted terms and in part recognises the restatement of the 2004/05 year as outlined above:

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Table 9.7: Average Workers Compensation claims assumptions

	Claim settlement year
Valuation Report	2003/04	2004/05	2005/06
30 June 2004	100,000	106,100	112,500
31 March 2005	n/a	135,000	143,208
30 June 2005	n/a	n/a	135,000
9.7	Wharf claims

For wharf claims, the average of the last three years has been $122,000; the average of the last four years has been $83,000 and the average of the last five years has been $85,000. The figure for the last three years has been distorted by the 2002 settlement year which involved 3 relatively large wharf settlements.

Accordingly we have selected a base valuation assumption of $90,000 for the 2005/06 year. This is a slight reduction in inflation adjusted terms:
Table 9.8: Average wharf claims assumptions

Valuation Report	2003/04	2004/05	2005/06
30 June 2004	100,000	106,100	112,500
31 March 2005	n/a	90,000	95,500
30 June 2005	n/a	n/a	90,000
The average costs for this class is subject to considerable volatility given the relatively low number of non-nil settlements per annum; however, the materiality of this class also needs to be borne in mind. The liability for wharf claims account for less than 1% of the overall liability.

9.8	Large claim size and incidence rates

To date, there have been 16 settled claims with claims awards in excess of $1m in current money terms. All of these claims are product and public liability claims and the disease diagnosed in every case is mesothelioma.

In aggregate they have been settled for less than $24m in 2005/06 money

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terms, at an average cost of approximately $1.5m. We have noted one claim exceeding $3.5m in current money terms.

The incidence rate of large claims to non-nil settlements has been variable, dependent on the random incidence of large claims by settlement year.

Over the period 1990-2005 there have been 16 large claims compared with 1,208 non-nil non-large claims settlements. This gives an incidence rate of 1.32%.

Over the period 2000-2005 there have been 11 large claims compared with 737 non-nil non-large settlements, an incidence rate of about 1.49%.

We have assumed that there will be a large claim incidence rate of 1.5% prospectively over all future years, although it should be recognised that the incidence of such claims is random and fluctuations in this incidence rate can occur from year to year without necessarily changing the perception of the underlying average incidence rate.

With the number of mesothelioma claims settlements currently running at around 200-250 per annum, we are therefore expecting to observe approximately 3 or 4 large claims per annum.

We have taken the average costs from all years as our base assumption, given the small volume of such claims. This has been assumed to be $1.5m for the award and plaintiff legal costs with separate allowance also made for defendant legal costs. Implicitly this allows for the occasional $3.5m claim at an incidence rate broadly equivalent to past experience

As a consequence, the overall loading per non-nil mesothelioma claim to make allowance for large claims is $22,500 (being 1.5% x $1,500,000). This cost loading is applied to all non-nil settlements, resulting in an average loaded base cost for non-nil mesothelioma claims of $287,500 for the 2005/06 year.

We have made no allowance for any other large claims in relation to any other disease type as no other disease types have had claims settled in excess of $550,000 in actual money terms.

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Figure 9.9: Scatter plot of large claims by report year
It should also be noted that there remain five claims open with award sizes estimated at costing in excess of $700,000. In particular, there remain 2 claims which are in excess of $1m. The average case estimate of these claims is $1,022,000.

Our approach for reserving for these claims has been to take case estimates and apply a loading to the legal costs components.

9.9	Average defendant legal cost for non-nil and nil claim settlements (before allowance for cost savings)

As with the average awards, we have modelled defendant legal costs separately. We have also modelled “nil” claims and non-nil claims separately as they should portray different characteristics in relation to their legal costs.

We have again removed large claims from the analysis and treated them separately, applying a large claim loading and an incidence rate consistent with the underlying large claims.

We have used closure year as the base definition to allocate costs into years and given the lag between the award settlement and the closure year, distortions can arise from year to year depending on closure activity by the MRCF of claims files.

9.9.1	Non-nil claims

The following chart shows the pattern of average defendant legal costs of the

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KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Liable Entities by disease type for non-nil claims, inflated to 2005/06 money terms over recent years. We have not included Wharf claims or Workers Compensation claims in the chart as the data is more sparse and exhibits considerable volatility.
Figure 9.10: Inflated average defendant legal costs for non-nil claims by closure year
For mesothelioma, we have determined an average base defendant legal cost of $35,000 for the 2005/06 year recognising that 2001 would have been influenced by the high average claim amounts in that year.

For asbestosis, there are significant periods where there were no defendant legal costs settled in the year. We have determined an average of $25,000 for the 2005/06 year recognising the high averages that otherwise proliferate in the non-zero years.

For lung cancer, we have selected $12,500 for the 2005/06 year although there is sparse data from which to estimate this amount. We recognise that there have been substantial averages in 1993 and 1996 but we are aware that these have been a result of precedent-setting cases, or matters involving key principles of law. It should also be recognised that the financial materiality of such an assumption is not expected to be significant given the low number of lung cancer claims and the relatively high nil settlement rate.

For ARPD & Other claims, we have selected $35,000 for the 2005/06 year based on an average of the last three years.

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For Workers Compensation claims we have selected $25,000 for the 2005/06 year and for Wharf claims we have selected $15,000 for the 2005/06 year.

9.9.2	Nil claims

The following chart shows the pattern of average defendant legal costs of the Liable Entities by disease type for nil claims, inflated to 2005/06 money terms over recent years. We have not included Wharf claims or Workers Compensation claims in the chart as the data is more sparse and exhibits considerable volatility.
Figure 9.11: Inflated average defendant legal costs for nil claims by closure year
For mesothelioma, we have selected an average of $22,500 for the 2005/06 year.

For asbestosis, we have selected an average of $3,500 for the 2005/06 year recognising the low costs prevalent within this disease type for nil claims.

For lung cancer, again there is a scarcity of data, but we have selected $7,500 for the 2005/06 year as our assumption, based on the three observations that there have been in the period 1994-2003. We note that there a small number of precedent-setting cases for which significant legal costs have been incurred but where the claim has not been closed.

For ARPD & Other claims, we have selected $15,000 for the 2005/06 year based on an examination of the average of the last three, four and five years.

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For Workers Compensation claims we have selected $7,500 for the 2005/06 year and for Wharf claims we have selected $1,500 for the 2005/06 year.
9.10	Superimposed inflation

9.10.1	Overview

At our previous valuation, we indicated that an allowance of 2% per annum for superimposed inflation was appropriate. We identified a number of factors we considered in setting this assumption. These included:
•	The rate of pure (judicial) inflation;

•	The impact of medical or other developments;

•	The emergence of new heads of damage, or the expansion of existing heads of damage;

•	The potential for existing heads of damage to be removed, or for the contraction of these heads of damage (e.g. CSR vs. Eddy);

•	The mix of claims costs by different heads of damage; and

•	The effect of an ageing population of claimants on the rate of inflation of overall damages, a component of which relates to economic loss.
In our view, none of these have changed considerably to alter our view of the rate of future superimposed inflation.

We have maintained an allowance of 2% per annum as a long-term trend over all future years.

Whilst the future rate of superimposed inflation is uncertain, and not predictable from one year to the next, it is of note that the average claim costs appear to have been stable in the last few years, although the emergence of new or expanding heads of damage does not tend to proceed smoothly but rather is more “lumpy”.

9.10.2	Analysis of past rates of superimposed inflation

We have reviewed the rate of inflation of claims costs by settlement year for the last 13 years for mesothelioma claims.

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Table 9.9: Rate of inflation of non-nil attritional mesothelioma awards

			Annual
Plaintiff			Inflation from
Settlement		Rate of	settlement
Year	Average Award	Inflation	year to 2005
1991/92	154,128		4%
1992/93	117,217	-24%	6%
1993/94	124,216	6%	6%
1994/95	149,115	20%	5%
1995/96	118,857	-20%	8%
1996/97	116,883	-2%	9%
1997/98	137,123	17%	8%
1998/99	134,406	-2%	10%
1999/00	165,552	23%	8%
2000/01	199,447	20%	6%
2001/02	236,724	19%	3%
2002/03	230,152	-3%	4%
2003/04	222,860	-3%	8%
2004/05	241,656	8%	8%
2005/06*	261,501	8%
Note: Data for 2005/06 from 1 April 2005 to 24 June 2005 only

These figures do not match the figures in Table 9.1 owing to the inflation adjustment included in Table 9.1 and no such adjustment included above.

Table 9.9 shows the rate of increase of awards from year to year and also the annualised rate of inflation to 2005. For example, the average award in 1999 showed a 23% increase over the average award in 1998. Furthermore, the

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rate of increase annually from 1999 to 2005 has been 8% per annum for six years. In part this is a consequence of legal developments in relation to Griffith vs. Kerkemeyer and Sullivan vs. Gordon awards which emerged and have thereafter been increasingly utilised to date. As we have previously noted, however, the recent case of CSR vs. Eddy may result in a downward pressure on claim costs with the removal of the Sullivan vs. Gordon head of damage.

It should be noted that the actual rate of inflation within any one year, and the extent to which superimposed inflation arises in any one year is not in itself readily estimable but rather is a function of a whole range of factors. As can be seen the average rate of inflation can be extremely volatile from year to year, as low as -24% and as high as +23%.

The actuarial approach for this report is to take an average view to be applied over the long-term noting that there will necessarily be deviations from this average on an annual basis.

As can be seen from the above table, the annualised rate of inflation to 2005 from the years 1991 through to 1995 have varied between 4% per annum and 8% per annum applying over periods in excess of 10 years.

By contrast the average rate of inflation over the last two years appears to be around 8% per annum, although we caution that the claims experience in 2005/06 is extremely immature and that the volume of claims to which this average relates is not credible at this time, being based on less than 3 months experience. Accordingly, the annualised rates of inflation to 2005/06 are subject to the same considerations of credibility.

Taking all of the above into consideration, we have adopted an overall rate of claim cost inflation of 6% per annum, comprising 4% per annum for base inflation and superimposed inflation of 2% per annum.

9.11	Ageing of claimants

We have analysed the age pattern of the claimants to understand how this is trending over time. This is important in consideration of the extent of both base and superimposed inflation in claims costs as a result of the age of claimants. Young claimants will be associated with higher awards, owing to the earnings replacement component. Furthermore, greater awards for loss of expectation of life would be expected.

Within our assessment of a reasonable level of base inflation to assume in Section 7.2.4 we noted the impact of claimant ageing as one factor leading to lower base inflation than is strictly implied by the financial markets.

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Figure 9.12: Age profile of claimants: 1991/92 to 2005/06 by report year
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

The chart above indicates that claimants continue to age (on average) by more than 0.47 years per year, increasing from 60 years in 1991 to almost 69 years by 2004 and to almost 68 years in 2005. This has the effect of negating some aspects of emerging claims inflation. This is because part of the award relates to economic loss and loss of expectation of life and awards for these are in part a function of age.

It should be noted that the reduction in average age for 2005/06 should be treated with caution being as it is only based on 35 mesothelioma claims (compared with 249 for 2004/05).

It is noted that, at this time, the age profile of claimants is fairly stable. The data does not indicate a considerable increase in the number (and proportion) of younger claimants. Such an increase would be reflected in the graph by more of the lines in the chart showing a downward, rather than upward, trend. This would potentially indicate an increasing incidence of “third wave” related claims and would tend to lead to a lowering in the average age, and which would also tend to lead to higher average awards, including economic loss compensation, and possibly extending the future claims reporting pattern and timeframes.

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10.	ANALYSIS OF CLAIMS EXPERIENCE — NIL SETTLEMENT RATES
10.1	Nil settlement rate

We have modelled the nil settlement rates, being the number of nil settlements expressed as a percentage of the total number of settlements (nil and non-nil). The following table shows the observed nil settlement rates by disease type and by settlement year.
Table 10.1: Nil settlement rates by class and disease type

Plaintiff						Workers
Settlement	Mesothel	Asbestos	Lung	ARPD &		Compen
Year	ioma	is	Cancer	Other	Wharf	sation
1991/92	15%	43%	50%	20%	100%	89%
1992/93	34%	0%	0%	25%	100%	80%
1993/94	18%	33%	33%	50%	67%	76%
1994/95	16%	20%	50%	46%	57%	53%
1995/96	17%	8%	33%	10%	33%	80%
1996/97	20%	33%	20%	50%	100%	71%
1997/98	37%	27%	27%	61%	0%	84%
1998/99	29%	55%	28%	33%	100%	88%
1999/00	13%	21%	30%	18%	17%	76%
2000/01	10%	8%	28%	14%	50%	87%
2001/02	22%	14%	40%	20%	23%	86%
2002/03	15%	5%	31%	21%	55%	80%
2003/04	14%	7%	41%	14%	54%	96%
2004/05	13%	15%	22%	23%	0%	96%
2005/06*	2%	5%	33%	25%	100%	80%

*	Data for 2005/06 from 1 April 2005 to 24 June 2005 only
It should be noted that the nil settlement rate in these tables have (generally) reduced since the last valuation report (particularly for the more recent years). This reflects ongoing activity on the claims files that can be re-opened with

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settlement and recovery detailed modified over time.

10.2	Mesothelioma claims

The nil settlement rates for mesothelioma have shown some degree of volatility between settlement years.

Figure 10.1 shows the number of claims settled for nil cost, the total number of claims settled and the implied nil settlement rate for each settlement year.
Figure 10.1: Mesothelioma nil claims experience: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

During the last seven years, the rate has varied between 10% and 29%. In considering the future nil settlement rate assumption, we note the following:
•	Based on the current data, the last three years (to 2004/05) have averaged 14%, the last four years have averaged 16% and the last five years have averaged 15%;

•	As noted in the footnote to Table 10.1, data has developed such that these rates have trended down a little since our last valuation;

•	The experience in 2005/06 is not yet credible given the low volumes of claims although we note the nil settlement rate is lower than the recent past; and

•	Overall, the data is suggestive of some downwards trends.
Furthermore, in setting our assumption for the future nil settlement rate, we

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have also had regard to the average claim cost assumptions we have adopted.

We have done this because the nil settlement rate and the average cost per non-nil claim are inextricably inter-linked. In setting the nil settlement rate we have considered the impact this has on the implied average cost per attritional claim for each settlement year. This could also be thought of, for a given settlement year, as:

Average cost per non-nil claim x (1 — nil settlement rate)

The following table shows the trends in this measure over recent periods.
Table 10.2: Average cost per attritional mesothelioma claim

	Average cost
Plaintiff	per non-nil	Nil settlement	Average cost
Settlement Year	claim	rate	per claim
1991/92	266,901	15%	226,866
1992/93	195,175	34%	128,816
1993/94	198,873	18%	163,076
1994/95	229,556	16%	192,827
1995/96	175,938	17%	146,029
1996/97	166,361	20%	133,089
1997/98	187,662	37%	118,227
1998/99	176,869	29%	125,577
1999/00	209,476	13%	182,244
2000/01	242,657	10%	218,391
2001/02	276,934	22%	216,009
2002/03	258,889	15%	220,056
2003/04	241,046	14%	207,300
2004/05	251,323	13%	218,651
2005/06*	261,501	2%	256,271

*	Data for 2005/06 from 1 April 2005 to 24 June 2005 only
Overall this average cost per claim has been more stable than each of the underlying elements separately. The overall average cost per claim has varied between $207,000 and $220,000 over the last five years in 2005/06

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money terms.

Taking all of these factors into consideration we have reduced the assumed future nil settlement rate to 14%, compared with 15% at our previous valuation.

Combining the assumed nil settlement rate of 14% with the assumed average cost per non-nil claim of $265,000 we imply an average cost per claim of $227,900 for the 2005/06 year.

10.3	Asbestosis claims

As with mesothelioma, the historic asbestosis nil settlement rates have been fairly volatile. They have also shown a similar pattern to mesothelioma in the last six years.
Figure 10.2: Asbestosis nil claims experience: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

We have reviewed the averages rate over the last 3, 4 and 5 years in determining our assumption.

The last three years (to 2004/05) have averaged 10%, the last four years have averaged 10% and the last five years have averaged 10%.

In these circumstances we have assumed a nil settlement rate of 10%. This is lower than the assumption of a nil settlement rate of 12% made at our most recent valuation.

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10.4	Lung cancer claims

The historic data has again moved compared with that previously reported.

In part this has been due to claims previously appearing settled for nil now not being nil settlements, or vice versa.

With a small volume of claims (21 for 2003/04) the movement of 1 or 2 claims from nil to non-nil has a substantial impact, of up to 10 percentage points.

However, it should be noted that the overall liability for lung cancer claims is only 4% of the total, so that these movements do not cause significant changes to the estimate of future liabilities.
Figure 10.3: Lung cancer nil claims experience: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

The average of the last three years (to 2004/05) for lung cancer claims has been 31%, the last four years have averaged 33% and the last five years have averaged 33%. In these circumstances we have selected 32% as the future nil settlement rate. This is unchanged from our previous assumption.

We note that this rate could be affected in the future by legal changes to the division and acceptability of claims in relation to claimants who have also smoked and the contribution of smoking to the incidence of lung cancer. At this time, we have no evidence to make any specific adjustment to the assumption for that factor.

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10.5	ARPD & Other claims

As with other disease types, there has been significant volatility in the historic nil settlement rates, given the low numbers of claims for this disease category.
Figure 10.4: ARPD & Other nil claims experience: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

The average for the last three years (to 2004/05) for ARPD & Other claims has been 20%, the average for the last four years has been 20% and the average for the last five years has been 19%.

Accordingly, we have selected 20% as our nil settlement rate assumption for this class of disease. This is unchanged from our previous assumption.

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10.6	Workers Compensation claims

The nil settlement rates for Workers Compensation are high and are reflective of the portion of claims whose costs are fully met by a Workers Compensation Scheme or Policy. The proportion of such claims which are fully met by insurance will have increased over time and are likely to continue to do so in the future.
Figure 10.5: Workers Compensation nil claims experience: 1991 to 2005
Note: Data for 2005 from 1 April 2005 to 24 June 2005 only

The average nil settlement rate of the last three years (to 2004/05) is 95%, the average of the last four years is 93% and the average of the last five years is 92%.

Based on considerations of the longer-term experience, we have selected a rate of 90% which is unchanged from our previous assumption.

10.7	Wharf claims

For wharf claims, the average of the last three years is 45%, the average of the last four years is 33% and the average of the last five years is 36%. Accordingly we have selected 35% as our valuation assumption which is unchanged from our previous assumption.

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11.	PRODUCT AND PUBLIC LIABILITY INSURANCE PROGRAMME
11.1	Overview

Until 31 March 1985, James Hardie had in place General and Products liability insurance covers with a $1m primary policy layer. These were “each and every loss” contracts which were placed amongst a number of insurance providers on a claims-occurring basis.

In addition, James Hardie maintained further “umbrella” insurance contracts, with varying retentions and policy limits. That is, they paid all costs arising from claims with exposure in a specified year from the retention up to the relevant policy limit. All claim costs in relation to a given exposure year in excess of the limit would be retained by the Liable Entities.

Product liability claims were insured on an “in the aggregate” basis whilst public liability claims were insured on an “each and every loss” basis.

The umbrella policies were placed as follows:
•	For the period up to and including 1985/86 they responded on a claims-occurring basis. CE Heath acted as the underwriting agent and insured the risk into Lloyd’s of London and the London Market;

•	For the period 1986/87 to 1988/89, they responded on a claims made basis. CE Heath acted as the underwriting agent and insured the risk into Lloyd’s of London and the London market.

•	For the period 1989/90 to 1997/98, they responded on a claims made basis. However, CE Heath C&G (owned by HIH, now in liquidation) acted as the insurer of the programme and reinsured it into Lloyd’s of London and the London Market. CE Heath C&G retained some share on some of the layers.
We have allowed for the benefits of the insurance arrangements of the Liable Entities based on information provided to us by the MRCF relating to the insurance programme.

The methodology describing our approach for valuing the Insurance Recoveries is detailed in Section 5.9.

11.2	Allowance for Insurance Recoveries

It should be noted that only product and public liability Insurance Recoveries are allowed for within our liability assessment, and only in relation to the period of exposure and insurance placement up to, and including, 1985/86.

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We have allowed for the value of the QBE commutation entered into in June 2000 which involves the payment to the MRCF of a consideration of $3.1m per annum for 15 years to 30 June 2014.

Insurance protection purchased from 1986 onwards was placed on a “claims made” basis and as such may not provide protection or recoveries against the cost of future claim notifications made by claimants against the Liable Entities. We have therefore made no allowance for the value of insurance contracts placed from 1986 onwards in our liability assessment.

We note that a claim in excess of $60m has been made by the MRCF on behalf of the Liable Entities against HIH in relation to the insurance programme for the 1989-1997 years. We have assumed that this recovery will be subject to dispute and have not attempted to estimate any recovery for it at this time.

It should be noted that our decision is an actuarial one and is not based on consideration of the legal arguments that might be presented by the MRCF, by HIH or by the reinsurers. We present no legal opinion, and have not based our assessment on any such legal opinion, as to the admissibility of the claim or the expected recovery under the claim.

11.3	Bad debt allowance on Insurance Recoveries

We have made allowance for bad debts on future Insurance Recoveries within our valuation by use of the default rates in Appendix A. These have been sourced from Standard & Poors’ Rating Performance Book, March 2004 and are based on bond default rates. Where additional information regarding the expected payout rates of solvent and insolvent Schemes of Arrangement is available we have instead taken the expected payout rates to assess the credit risk allowance to be made in our liability assessment.

We have considered the credit rating of the insurers of the Liable Entities as at June 2005 and applied the relevant credit rating default rates to the expected future cashflows by year, treaty and insurer.

In relation to those contracts where CE Heath C&G appeared to underwrite some of the insurance and then reinsure it into the market, we have assumed that no cut-through from the reinsurers directly to the MRCF will take place and have instead assumed that these Insurance Recoveries will rank alongside other creditors of HIH. We note that this is not based on legal opinion and we pass no such opinion. Were cut-through to be achieved this would be expected to increase the level of Insurance Recoveries.

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11.4	Bolton Metropolitan Borough Council vs. Municipal Mutual Insurance Ltd (UK) and Commercial Union

11.4.1	Background

In June 2005, a judgment relating to Bolton Metropolitan Borough Council vs. Municipal Mutual Insurance Ltd and Commercial Union (“the Bolton Judgment”) was passed down in the Manchester District Court. We understand that the decision is being appealed.

The court case involved an asbestos-related exposure of a former employee of Bolton Metropolitan Borough Council, Mr Green. Mr Green worked as a contractor in the 1960s during which period he was exposed to asbestos fibres. He was diagnosed with mesothelioma in January 1991 and died in November 1991.

The case considered which of the periods of insurance of a product and public liability insurance programme of an assured (Bolton MBC in this case) responds to a claim; the alternatives being:
•	The policies in force at the time of the exposure to asbestos (which could take place over many years and affect a number of policy years);

•	The policies in force at the time the disease begins to develop (e.g. the formation of mutating cells defining the date of “injury”); or

•	The policies in force at the time the disease becomes apparent, e.g. through diagnosis.
In this instance, the Court held that Mr Green became fatally ill at the time the tumour developed and not at the time the asbestos fibres were inhaled. Accordingly the policy in effect at the time of manifestation responded to the claim (i.e. the second definition in the above list of three alternative interpretations).

11.4.2	Relevant decisions in Australia

We understand that there have been a number of judicial decisions in the Australian Courts in the past dealing with this issue of the definition of occurrence of injury, notably:
•	Orica vs. CGU (2003);

•	Crimmins vs. Stevedoring Industry Finance Committee (1999);

•	GRE vs. Bristile (1991); and

•	American Home Assurance Company vs. Saunders (1987).
In the most recent decision, Orica vs. CGU, it was determined that the injury

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arose when the fibres were inhaled, based on decisions in Favelle Mort vs. Murray and GRE vs. Bristile, on the grounds that once the fibres were inhaled nothing could be done to avert the onset of disease. The court considered that the fact that in some cases inhalation does not give rise to a manifestation of a disease was not relevant. It is of note that the NSW Government passed legislation under the Workers Compensation Legislation Amendment Bill in June 2004 to nullify some of the other potential impacts of the Orica vs. CGU decision.

In the case of Crimmins vs. SIFC, Kirby J noted that physiological change took place at the time of exposure and that whilst the injury per se did not take place at the point of exposure, the potentiality to claim for damages arose out of the exposure.

In the case of GRE vs. Bristile, Nicholson J determined that the entry of the fibres into the body constituted injury and referred to four other decisions that indicated personal injury took place at the time of inhalation.

In the case of AHAC vs. Saunders, the insurer agreed that the onset of mesothelioma was a bodily injury but had issue as to whether it was a bodily injury under the terms of the policy. Mahoney JA considered that the onset of mesothelioma results from the bodily injury represented by the inhalation of fibres and therefore was an injury under the policy.

We understand that there may be further developments in relation to the way in which policies of insurance are construed by the courts as no definitive view has been given by the High Court. Also, depending on the outcome of the appeal this may ultimately lead to further court proceedings on this issue in Australia.

11.4.3	Our approach

It is important to note that the particular policy wording of the insurance policies in question will be determinative of whether the claim is covered. The insurance policies of the Liable Entities do not appear to have similar wordings to those in the Bolton case.

Accordingly, even if the Court of Appeal in the UK finds that the District Court decision was correct in law having regards to the policy wordings of the insurance contracts, it does not imply that such law:
•	Pertains to the Australian judicial system (which is the over-riding law applying to these policies), noting in particular the reasoning applied to date by the Australian Courts in the above decisions and the meaning of personal injury in Australian Courts; or

•	Pertains to the insurance policies of the Liable Entities given the

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different form of policy wording compared with those in the Bolton case.
In valuing the insurance recoveries, we have not allowed for any such application of a “Bolton-type” judgment being applied to the insurance policies in the period to 1985 / 86 (being the claims occurring policies period).

We have assumed that these insurance policies will continue to respond to claims occurring by reference to the period of exposure to asbestos (and not the date of manifestation of the disease, or some other definition). It should be noted that we have placed no value on the claims-made policies so the interpretation in relation to these policies is not of relevance in our valuation.

To the extent that the Bolton judgment or some similar decision was applied in Australia, the value of the insurance assets of the Liable Entities could be materially impaired although at this time, and given the above factors, there is no evidence to indicate this to be the case.

11.5	Expected Insurance Recoveries

The following table shows the Insurance Recoveries and the bad debt allowances that we have made within our valuation assessment, including the position allowing for the introduction of the DDT Act 2005 in NSW and also if similar reforms were introduced Australia-wide, on both a discounted and an undiscounted basis.
Table 11.1: Insurance recoveries at 30 June 2005

	Pre cost savings		Post cost savings in		Post cost savings
			NSW Only		Australia-wide
	Undiscounted	Discounted	Undiscounted	Discounted	Undiscounted	Discounted
	($m)	($m)	($m)	($m)	($m)	($m)
Gross Liability	3,740.2	1,861.6	3,558.8	1,774.0	3,438.7	1,716.0
QBE Recoveries	(27.9)	(21.6)	(27.9)	(21.6)	(27.9)	(21.6)
Other Insurance Recoveries	(496.4)	(232.5)	(488.7)	(227.5)	(483.7)	(224.0)
Bad Debt Allowance	90.1	44.3	88.8	43.4	87.9	42.9
Net Liability after Bad Debt	3,306.0	1,651.7	3,131.0	1,568.4	3,015.0	1,513.3

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
As such, Insurance Recoveries (after allowing for bad debt) are around 11% of the gross costs.

The overall bad debt allowance amounts to around 18% of the expected Insurance Recoveries.

The insurance assets estimated to be potentially available have reduced slightly since our previous report owing to the lower projected claim numbers. They are also impacted by any reduced legal costs projected subsequent to the enactment of the DDT Act 2005.

In determining our net liability assessment, we have assumed that the insurance policies of the Liable Entities will continue to respond to the gross claims we have projected as they fall due. Other than making a general credit risk (“bad debt”) allowance in valuing the Insurance Recoveries, we have assumed they will otherwise be fully recovered.

To the extent that:
•	one or more significant insurers fail in the future; and/or

•	insurers dispute payments due to the Liable Entities; and/or

•	legal cases change the way in which insurances respond to claims (e.g. due to changing legal interpretations of the “date of loss”); and/or

•	insurance assets may meet liabilities to non-Australian claimants; and/or

•	insurers negotiate commutations of their obligations to the Liable Entities for more or less than our valuation allowance;
the net liabilities of the Liable Entities would vary accordingly. For example an event resulting in a loss of 10% of the anticipated Insurance Recoveries included in our valuation (in addition to the general bad debt allowance) would increase the net liability by approximately $20 million.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
12.	VALUATION RESULTS
12.1	Central estimate liability

At 30 June 2005, our central estimate of the net liabilities of the Liable Entities to be met by the Special Purpose Fund taking credit for the anticipated cost savings from the implementation of procedural reforms resulting from the DDT Act 2005 in NSW (the Discounted Central Estimate as defined in the Principal Deed) is $1,568.4m.

Within that assessment, we have estimated the cost savings arising from the procedural reforms in NSW as being $83.3m and accordingly our central estimate of the net liabilities of the Liable Entities before any allowance for anticipated cost savings is $1,651.7m.

The estimated cost savings equate to a reduction in legal costs in NSW of approximately 39%.

If similar reforms as that enacted under the DDT Act 2005 were implemented in States outside of NSW (based on our assessment of the extent that such reforms would be relevant, applicable and equally called for by the other State Governments), then our central estimate of the net liabilities of the Liable Entities would be $1,513.3m. That is, we estimate the potential savings from the implementation of procedural reforms in other States at $55.1m.

However, it should be noted that there has been no indication of a commitment by the Governments of the other States to accept or implement any procedural reforms at this time. Accordingly, the estimated savings attributed to other States is subject to inherently greater uncertainty than those estimated as arising from NSW (see Section 6.4.9).

These amounts compare with our liability assessment (pre-cost savings) as at 31 March 2005 of $1,684.9m and our liability assessment (pre-cost savings) at 30 June 2004 of $1,536.0m.

All of the above figures are discounted and are net of cross-claim recoveries, Insurance and Other Recoveries.

A detailed summary of the components of this is shown in Appendices B and C and the actuarial valuation assumptions underlying this valuation and the two most recent liability assessments are summarised in Appendix E.

Table 12.1 shows a summary of our central estimate liability assessment and compares the current with the previous assessments.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
     Table 12.1: Comparison of central estimate of liabilities

	June 2005			March	June 2004
	$m			2005 $m	$m

	Gross of		Net of	Net of	Net of
	insurance	Insurance	insurance	insurance	insurance
	recoveries	recoveries	recoveries	recoveries	recoveries
Total projected cashflows in current dollars (uninflated and undiscounted)	1,808.3	211.4	1,596.9	1,666.9	1,615.6
Future inflation allowance (base and superimposed inflation)	1,931.9	222.8	1,709.1	1,936.8	1,970.0
Total projected cash- flows with inflation allowance	3,740.2	434.2	3,306.0	3,603.7	3,585.6
Discounting allowance	(1,878.7)	(224.3)	(1,654.3)	(1,918.8)	(2,049.6)
Net present value liabilities (pre cost savings)	1,861.6	209.8	1,651.7	1,684.9	1,536.0
Net present value liabilities allowing for the DDT Act 2005 applying in NSW only*	1,774.0	205.6	1,568.4	n/a	n/a
Net present value liabilities allowing for procedural reforms applying nationally**	1,716.0	202.8	1,513.3	n/a	n/a

*	This is based on our estimate that NSW represents 50% of the future liabilities. All future figures showing “NSW only” use this estimate.

**	As noted in Section 6.4.9, the estimation of the legal cost savings arising from the other States is subject to considerably greater uncertainty than those assessed for NSW.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
As we have noted in Section 1.3.1 Workers Compensation claims, being claims by current and former employees of the Liable Entities, are included to the extent that such liabilities are not met by a Workers Compensation Scheme or Policy (as a result of the existence of limits of indemnity on those contracts of insurance). The amounts of Workers Compensation claims which are met by the contracts of insurance are not included with the definition of Personal Asbestos Claim and are therefore not met by the Special Purpose Fund. Workers Compensation claims in excess of the insurance limits of indemnity are included in the definition of Personal Asbestos Claim and these amounts are therefore met by the Special Purpose Fund.

We have not allowed for the Operating Expenses of the Special Purpose Fund or the Liable Entities in the liability assessments.

12.2	Comparison with previous valuations

12.2.1	Comparison with 30 June 2004 valuation

In the absence of any change to the claim projection assumptions from our 30 June 2004 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,743.3m as at 30 June 2005. Consequently, our revised assessment at 30 June 2005, before any allowance for cost savings resulting from the DDT Act 2005 represents a reduction of $91.6m from that assessment.

The reduction from that net liability estimate is principally a consequence of:
•	A slight reduction in the projected future claim numbers which we have adopted based on the recent emerging experience; and

•	A lower assumed overall average cost per claim based on recent trends; offset by

•	A reduction in the proportion of claims which are expected to settle for nil cost.
In addition, we have:
•	Included a specific additional provision for potential liabilities arising from mining activities at Baryulgil;

•	Made an adjustment to allow for the funding cap in relation to Dust Diseases Board and Workcover reimbursements to be met by the Special Purpose Fund;

•	Made other minor changes to settlement patterns and to expected Insurance Recoveries and cross-claim recoveries based on more recent experience; and

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
•	Where indicated we have made specific allowance for the anticipated cost savings from the enactment of the DDT Act 2005 or the application of similar procedural reforms in other States.
12.2.2	Comparison with 31 March 2005 valuation

In the absence of any change to the claim projection assumptions from our 31 March 2005 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,798.8m as at 30 June 2005. Consequently, our revised assessment at 30 June 2005, before any allowance for cost savings resulting from the DDT Act 2005 represents a reduction of $147.1m from that assessment.

The reduction from that net liability estimate is principally a consequence of:
•	A reduction in the projected future claim numbers which we have adopted based on the recent emerging experience; and

•	A lower assumed overall average cost per claim based on recent trends; offset by

•	A reduction in the proportion of claims which are expected to settle for nil cost.
In addition, we have:
•	Made an adjustment to the potential liabilities arising from mining activities at Baryulgil;

•	Made an adjustment to allow for the funding cap in relation to Dust Diseases Board and Workcover reimbursements to be met by the Special Purpose Fund;

•	Made other minor changes to settlement patterns based on more recent experience; and

•	Where indicated we have made specific allowance for the anticipated cost savings from the enactment of the DDT Act 2005 or the application of similar procedural reforms in other States.
The following table shows an analysis of the change in our liability assessments from June 2004 to June 2005, including our 31 March 2005 result. It will be noted that some adjustments made between June 2004 and March 2005 have essentially been reversed at June 2005. This reflects the heightened uncertainty over the emerging claims experience as at 31 March 2005, as discussed in our previous report, but which now appears to be showing results closer to our prior assessment.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Table 12.2: Analysis of change: June 2004 to March 2005 and June 2005

	June 2004	March 2005	June 2004
	to	to	to
	March 2005	June 2005	June 2005

Net liability at start of valuation period	1,536.0	1,684.9	1,536.0

Expected net claims payments	59.6	17.3	76.9

Unwind of discount	93.4	23.6	117.0

Expected liability at end of valuation period	1,569.8	1,691.2	1,576.1

Change in discount rate:	59.6	107.6	167.2

Expected net liability at end of valuation period adjusted for discount rate	1,629.4	1,798.8	1,743.3

Impact of Change in valuation bases:

- Claim numbers	88.4	(107.5)	(19.1)

- Nil settlement rate	35.8	18.1	53.9

- Average claims costs	(93.4)	(26.3)	(119.7)

- Emerging experience on reported claims	15.8	(17.2)	(1.4)

- Cross-claim recovery rate	(1.7)		(1.7)

- Faster settlement pattern	(9.1)	(0.3)	(9.4)

- Insurance Recoveries (including bad debt)	7.2		7.2

- Baryulgil allowance	12.5	(6.6)	5.9

- Dust Diseases Board reimbursements cap		(7.3)	(7.3)

Total development in net liability	55.5	(147.1)	(91.6)

Net liability at end of valuation period	1,684.9	1,651.7	1,651.7

Net liability at end of valuation period allowing for cost savings in NSW only	n/a	1,568.4	1,568.4

Net liability at end of valuation period allowing for cost savings Australia-wide	n/a	1,513.3	1,513.3

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
12.3	Superimposed inflation and legal costs

We have identified the elements of legal costs (defined as Claims Legal Costs) and superimposed inflation within our valuation.
Table 12.3: Breakdown of components of net central estimate liabilities

	Net Liability						Net Liability		Net Liability
	at June 2005						at March 2005		at June 2004

Net claim costs (excl. all legal costs and superimposed inflation)			$994.4	m			$995.5	m	$896.4	m

Superimposed inflation: claims costs			$227.8	m			$253.7	m	$230.1	m

Total Claims Legal Costs (plaintiff and defendant costs)			$429.5	m			$435.7	m	$409.5	m

Net Liability before cost savings			$1,651.7	m			$1,684.9	m	$1,536.0	m
	NSW only			Australia-wide

Estimate of cost savings	$(83.3	)m			$(138.4	)m	n/a		n/a

Net Liability after savings	$1,568.4	m			$1,513.3	m	$1,684.9	m	$1,536.0	m

Claims Legal Costs	$346.2	m			$291.1	m	$435.7	m	$409.5	m

Claims Legal Costs, as% of gross costs of settlements	24.2%				20.3%		29.9%		30.7%

Claims Legal Costs, as % of net costs of settlements	28.3%				23.8%		34.9%		36.4%

Claims Legal Costs and superimposed inflation	$574.0	m			$518.9	m	$689.4	m	$639.6	m

Claims Legal Costs and superimposed inflation, as % of net liability	36.6%				34.3%		40.9%		41.6%

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
12.4	Cashflow projections

Cashflow payments in the 12 months to March 2005 have been approximately $74m gross of insurance and $65m net of insurance. In the period to March 2004, the comparative figures were $61m and $56m respectively.

Figure 12.1 shows a comparison of the projected gross and net cashflows underlying our 30 June 2005 valuation before and after allowance for the DDT Act 2005.
Figure 12.1: Cashflow projections — June 2005 ($m)
Note: Cashflow for 2005/06 relates to 9 month from 1 July 2005 to 31 March 2006
The underlying cashflows for this chart are detailed in Appendix C, with additional detail in relation to cost savings separately disclosed.

Given the extremely long-tail nature of asbestos-related liabilities, a small change in an individual assumption can have a significant impact upon the cashflow profile of the liabilities.

12.5	Principal deed figures

The Principal Deed sets out the basis on which funds are to be paid by James Hardie into the Special Purpose Fund. Additionally, there are a number of other key figures that are specified within the Principal Deed that are required to be calculated by us, consistent with our liability assessment.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Table 12.4: Principal deed figures ($m) — NSW cost savings scenario

Post cost savings
(NSW only)

Discounted Central Estimate (gross of cross-claim recoveries, Insurance and Other Recoveries)	1,796.3

Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,568.4

Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries,)* comprising:	218.7

Discounted value of cashflow in 2005/06	54.0

Discounted value of cashflow in 2006/07	81.3

Discounted value of cashflow in 2007/08	83.5

Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,565.2

*	The Period Actuarial Estimate should normally include 3 complete financial years. However, as our liability assessment has been undertaken at 30 June 2005, the Period Actuarial Estimate includes 2 years and 9 months of cashflows to 31 March 2008.
It should be noted that the actual funding required at a particular date will depend upon a number of factors, including:
•	the net asset position of the Special Purpose Fund at that time;

•	the free cash flow amount of the JHINV Group in the preceding financial year; and

•	the actuarially assessed liabilities in the latest Annual Actuarial Report.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
13.	UNCERTAINTY

13.1	Overview

There is uncertainty involved in any valuation of the liabilities of an insurance company or a self-insurer. The sources of such uncertainty include:
•	Parameter error — this is the risk that the parameters and assumptions chosen ultimately prove not to be reflective of future experience.

•	Model error — this is the risk that the model selected for the valuation of the liabilities ultimately proves not to be adequate for the projection of the liabilities.

•	Legal and social developments — this is the risk that the legal environment in which claims are settled changes relative to its current and historic position thereby causing significantly different awards.

•	Future actual rates of inflation.

•	The general economic environment.

•	Potential sources of exposure — this is the risk that there exist sources of exposure which are as yet unknown or unquantifiable, or for which no liabilities have yet been observed, but which may trigger future claims.
In the case of asbestos liabilities, these uncertainties are exacerbated by the extremely long latency period from exposure to onset of disease and notification of a claim. Asbestos-related claims often take in excess of 40 years from original exposure or event, compared with 4-5 years for many other liabilities such as Comprehensive Third-Party or other Workers Compensation claims. These specific forms of uncertainty include:
•	The difficulty in quantifying the extent and pattern of past Asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by Asbestos related diseases arising from such past asbestos exposures;

•	The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants;

•	The extent to which the Liable Entities will be joined in such future common law claims;

•	The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
outcome of events that have not yet occurred, including:
▪	medical and epidemiological developments;

▪	jury decisions;

▪	court interpretations;

▪	legislative changes;

▪	changes to the form and range of benefits for which compensation may be awarded (“heads of damage”);

▪	public attitudes to claiming;

▪	the impact of new (and future) procedural reforms in NSW upon the legal costs incurred in managing and settling claims;

▪	the potential for future procedural reforms in other States affecting the legal costs incurred in managing and settling claims in those States;

▪	potential third-wave exposures; and

▪	social and economic conditions such as inflation.
Furthermore, within this valuation there is additional uncertainty arising from the estimation of the potential legal cost savings resulting from the DDT Act 2005 and estimation of the equivalent Australia-wide application of similar reforms. Such savings will depend in part upon the future approach adopted by both defendant and plaintiff lawyers and their clients which is inevitably difficult to gauge.

13.2	Sensitivity testing

As we have noted above, there are many sources of uncertainty. Actuaries often perform “sensitivity testing” to identify the impact of different assumptions as to future experience, thereby providing an indication of the degree of parameter error risk to which the valuation assessment is exposed.

Sensitivity testing may be considered as being a mechanism for testing “what will the liabilities be if instead of choosing [x] for assumption [a] we chose [y]?” It is also a mechanism for identifying how the result will change if experience turns out different in a particular way relative to that which underlies the central estimate expectations. As such, it provides an indication of the level of variability inherent in the valuation.

We have performed some sensitivity tests of the results of our central estimate valuation. We have sensitivity tested the following factors:

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
•	legal cost savings: 20% above and below our best estimate assumption.

•	nil settlement rate: 5 percentage points above and below our best estimate assumption.

•	average claim cost of a non-nil claim: 10% above and below our best estimate assumption.

•	peak year of claims: increase/decrease by 1, 3 and 5 years.

•	number of claims notified: 5% above and below our best estimate assumption.

•	superimposed inflation: 2% per annum superimposed inflation for 5 years reducing to -2% per annum after a further five years and remaining at -2% per annum thereafter; and 6% per annum superimposed inflation for the next five years, linearly reducing to 2% per annum after a further five years and remaining at 2% per annum thereafter.

•	discount rates: 1 percentage point above and below our best estimate assumption.

•	base inflation: 1 percentage point above and below our best estimate assumption.
There are other factors which influence the liability assessment and which could be sensitivity tested, including:
•	The cross-claim recovery rate;

•	The pattern of claim notifications; and

•	The pattern and delay of claim settlements from claim notification.
We have not sensitivity tested these factors noting them to be of less financial significance or uncertainty individually, although in aggregate they could be of more significance.

We have not sensitivity tested the value of Insurance Recoveries as these uncertainties relate to legal risks and disputation risks, and it is not possible to parameterise a sensitivity test in an informed manner.

13.3	Results of sensitivity testing

Figure 13.1 shows the impact of various individual sensitivity tests on the Discounted Central Estimate of the liabilities, and of a combined sensitivity test of a number of factors.

It should be noted that although we have tested multiple scenarios of each

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
assumption, one can not gauge an overall potential range by simply adding these tests together.
It should also be noted that because of the interactions between assumptions, the maximum range will not be the sum of the constituent parts. Rather it is important to recognise that it is unlikely that all assumptions would deteriorate together, and there are often compensating upsides to the downsides that can arise. This is especially so when considering the inter-dependencies and correlations between parameters, such as higher inflation often being associated with higher discount rates: the former would increase the liabilities whilst the latter would decrease the liabilities. As such, in the figure below, we have considered the relationship between base inflation and the discount rate as the key sensitivity test rather than each assumption independently.
Figure 13.1: Sensitivity testing results — Impact around the net central estimate (discounted) (in $m) at June 2005, based on application of the
DDT Act 2005 in NSW only

* The superimposed inflation sensitivity tests are for 6% per annum for 5 years reducing to 2% per annum; and 2% per annum for 5 years reducing to — 2% per annum.
Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the Discounted Central Estimate of liabilities of -$600m to +$900m, the actual cost of liabilities could fall outside that range depending on the out-turn of the actual experience.
The above chart may imply that the single most sensitive assumption is

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
potentially the peak year of claims. This is related to the fact that a substantial uncertainty is the ultimate number of claims that may eventuate against the Liable Entities. Shifting the peak year by 5 years to 2015/2016 for mesothelioma would imply an increase in the future number of mesothelioma claims reported (both at a national level and to the Liable Entities) of around 50%.
It should also be noted that inflation has an effect on these figures for the peak year of claims. At this valuation, the rate of claim inflation exceeds the rate of discounting and as such, the change in the assumption of the peak year will lead to considerably more downside risk than upside risk in relation to the discounted values.
We have also performed this analysis on the undiscounted cashflows. The chart below shows how the results change for the undiscounted cashflow projections for each of the scenarios.
Figure 13.2: Sensitivity testing results — Impact around the net central estimate
(undiscounted) (in $m) at June 2005, based on application of the
DDT Act 2005 in NSW only
* The superimposed inflation sensitivity tests are for 6% per annum for 5 years reducing to 2% per annum; and 2% per annum for 5 years reducing to — 2% per annum.
Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the central estimate of liabilities on an undiscounted basis of -$1.6bn to +$2.3bn, the actual cost of liabilities could fall outside that range

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
depending on the out-turn of the actual experience.

Our sensitivity testing has regard only to matters potentially impacting the liability assessment. It does not consider, or take into account, the manner in which the liabilities may be funded by James Hardie and the Special Purpose Fund. The extent to which the assets held do not match the liabilities (for example, non-income earning assets, currency risk or duration mismatch) could introduce further uncertainty as to the eventual cost of meeting the liabilities. As noted in Section 1.5, consideration of such investment risks is outside the scope of this report and is a matter for James Hardie and the Special Purpose Fund to consider separately.

13.4	Uncertainty of the legal cost savings

We have estimated the legal cost savings might be of the order of $85m if the DDT Act 2005 applied in NSW only or $140m if similar reforms were applied nationally, both of these estimates being discounted.

Inevitably there is inherent uncertainty in the level of savings that will ultimately be achieved. Of particular uncertainty is the extent to which savings may eventuate from the implementation of procedural reforms in other States.

To date, there has been no indication of commitment from the Governments of other States to accept or implement procedural reforms, to the extent they can be applied, similar to those implemented in NSW. Such reforms might require legislation to be passed in the relevant States.

We have modelled the variability in the legal cost savings at a national level and the results of this shows that depending on the outturn of the assumptions which were made in Section 6.3 of this report, legal cost savings might vary by up to $30m.

It should be noted that this variability is less than the change in legal cost savings resulting from the decision of whether to apply these reforms in NSW only or across Australia. Furthermore, the extent of variability of legal cost savings needs to be contextualised relative to the overall level of uncertainty in the liability assessment where a range around the central estimate has been indicated to be of the order of -$600m to +$900m depending on the actual out-turn of experience.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
APPENDICES

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
A. Credit rating default rates by duration

Rating	Yr. 1	Yr.2	Yr.3	Yr.4	Yr.5	Yr.6	Yr.7	Yr. 8	Yr.9	Yr. 10	Yr. 11	Yr. 12	Yr. 13	Yr. 14	Yr. 15

AA	0.0%	0.0%	0.0%	0.1%	0.1%	0.2%	0.3%	0.4%	0.4%	0.5%	0.5%	0.5%	0.5%	0.6%	0.7%
AA+	0.0%	0.0%	0.0%	0.1%	0.2%	0.3%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%
AA	0.0%	0.0%	0.0%	0.1%	0.1%	0.2%	0.3%	0.5%	0.6%	0.8%	0.9%	1.0%	1.2%	1.3%	1.4%
AA-	0.0%	0.1%	0.2%	0.4%	0.6%	0.7%	1.0%	1.1%	1.2%	1.3%	1.5%	1.7%	1.7%	1.8%	2.0%
A+	0.1%	0.1%	0.3%	0.5%	0.6%	0.8%	1.0%	1.2%	1.5%	1.8%	2.1%	2.4%	2.7%	2.9%	3.2%
A	0.1%	0.1%	0.2%	0.3%	0.5%	0.7%	0.9%	1.2%	1.4%	1.8%	2.2%	2.4%	2.6%	2.7%	3.0%
A-	0.0%	0.2%	0.4%	0.6%	0.9%	1.2%	1.6%	1.8%	2.2%	2.4%	2.5%	2.7%	2.8%	3.0%	3.2%
BBB+	0.3%	0.9%	1.6%	2.2%	2.8%	3.5%	4.0%	4.4%	4.9%	5.4%	5.8%	6.1%	6.7%	7.5%	8.4%
BBB	0.3%	0.7%	1.1%	1.7%	2.4%	3.0%	3.7%	4.5%	5.1%	5.9%	6.8%	7.3%	7.9%	8.2%	8.8%
BBB-	0.5%	1.5%	2.6%	4.1%	5.5%	6.9%	7.9%	8.7%	9.4%	10.2%	10.9%	11.8%	12.3%	13.1%	13.8%
BB+	0.6%	2.1%	4.3%	6.1%	7.6%	9.2%	10.8%	11.5%	12.7%	13.7%	14.4%	14.9%	15.2%	15.6%	16.5%
BB	1.2%	3.4%	6.2%	8.6%	11.0%	13.4%	15.1%	16.6%	18.1%	19.1%	20.3%	21.1%	21.5%	21.6%	21.6%
BB-	2.0%	5.7%	9.6%	13.2%	16.3%	19.1%	21.3%	23.4%	25.3%	26.7%	28.0%	28.8%	30.0%	30.7%	31.5%
B+	3.2%	8.9%	14.2%	18.8%	22.0%	24.4%	26.7%	28.6%	30.1%	31.6%	32.9%	34.1%	35.2%	36.4%	37.5%
B	9.0%	17.9%	24.3%	28.4%	31.5%	34.1%	35.5%	36.7%	37.7%	38.6%	39.5%	40.7%	41.9%	42.8%	44.0%
B-	13.0%	23.6%	31.5%	36.2%	39.2%	41.6%	43.8%	45.4%	45.9%	46.5%	46.9%	47.1%	47.4%	47.6%	47.9%
CCC+	30.9%	39.8%	45.5%	49.5%	53.0%	53.4%	55.5%	56.1%	57.6%	58.4%	59.3%	60.1%	60.8%	61.6%	61.6%
L	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
NR	5.3%	10.5%	15.1%	18.7%	21.6%	24.0%	25.9%	27.5%	28.9%	30.0%	31.1%	32.1%	33.0%	33.7%	34.5%
R	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Source: Standard and Poors’ Rating Performance Book, March 2004
Notes:
These rates are not used for those solvent and insolvent Schemes of Arrangement where the payout rates are known or have been estimated.
In those cases, the payout rate has been used to determine the credit rating default rates
R relates to companies which have been subject to Regulatory Action regarding solvency.
L relates to Lloyds’ of London and Equitas.
NR relates to companies which are Not Rated.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
B. Summary results ($m)
B.1 Prior to cost savings
DISCOUNTED VALUE OF CASHFLOWS ($m)

										Workers			Cross
						General		Net	Workers	Compensati	Workers		Claim	Other
		Lung	Asbestosi	ARPD &	Defendant	Liability		General	Compensat	on Legal	Compensati	Wharf	Recoverie	Recoverie
Years	Mesothelioma	Cancer	s	Other	Legal Costs	Cost	Insurance	Liability	ion	Costs	on Costs	Claims	s	s	Baryulgil	Net Liabilities

1-5	285.5	15.0	43.1	12.1	37.0	392.8	53.0	339.8	3.8	0.7	4.5	3.4	4.9	—	2.6	345.5
6-10	325.7	16.6	43.2	11.6	48.5	445.6	48.2	397.4	4.5	0.8	5.3	1.8	5.5	—	1.8	400.8
11-15	296.8	16.2	34.8	9.9	41.1	398.8	37.5	361.4	4.0	0.6	4.6	1.1	4.9	—	1.0	363.1
16-20	222.2	13.3	23.3	7.1	28.7	294.6	27.7	266.9	2.9	0.4	3.3	0.6	3.7	—	0.5	267.5
21+	242.1	18.0	21.9	7.4	28.9	318.2	43.5	274.7	3.0	0.4	3.4	0.4	4.0	—	0.3	274.8

All	1,372.3	79.2	166.3	48.1	184.2	1,850.1	209.8	1,640.2	18.2	2.8	21.0	7.3	23.0	—	6.2	1,651.7

UNDISCOUNTED CASHFLOWS ($m)

										Workers			Cross
						General		Net	Workers	Compensati	Workers		Claim	Other
		Lung	Asbestosi	ARPD &	Defendant	Liability		General	Compensat	on Legal	Compensati	Wharf	Recoverie	Recoverie
Years	Mesothelioma	Cancer	s	Other	Legal Costs	Cost	Insurance	Liability	ion	Costs	on Costs	Claims	s	s	Baryulgil	Net Liabilities

1-5	323.8	17.0	48.8	13.6	42.3	445.5	59.8	385.7	4.3	0.7	5.1	3.8	5.6	—	2.9	391.9
6-10	470.5	24.1	62.2	16.7	69.9	643.4	69.5	573.9	6.5	1.1	7.7	2.5	7.9	—	2.6	578.8
11-15	551.3	30.2	64.6	18.3	76.2	740.6	69.6	671.0	7.4	1.1	8.5	2.0	9.2	—	1.9	674.1
16-20	530.9	31.9	55.6	16.9	68.5	703.7	66.6	637.1	6.8	1.0	7.8	1.4	8.8	—	1.1	638.6
21+	904.1	70.8	80.8	28.0	107.2	1,191.0	168.6	1,022.4	11.3	1.4	12.7	1.5	15.0	—	1.0	1,022.6

All	2,780.5	173.9	311.9	93.6	364.2	3,724.2	434.2	3,290.0	36.4	5.3	41.7	11.2	46.4	—	9.5	3,306.0

Note: Plaintiff Claims Legal Costs are included within the claim cost figures for the various disease types.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
B.2 Post cost savings in NSW only
DISCOUNTED VALUE OF CASHFLOWS ($m)

										Workers			Cross
						General		Net	Workers	Compensati	Workers		Claim	Other
		Lung	Asbestosi	ARPD &	Defendant	Liability		General	Compensat	on Legal	Compensati	Wharf	Recoverie	Recoverie
Years	Mesothelioma	Cancer	s	Other	Legal Costs	Cost	Insurance	Liability	ion	Costs	on Costs	Claims	s	s	Baryulgil	Net Liabilities

1-5	278.1	14.8	42.3	11.9	32.5	379.5	52.1	327.4	3.7	0.6	4.3	3.4	4.8	—	2.6	332.9
6-10	315.2	16.1	41.9	11.3	38.5	423.0	47.1	375.9	4.4	0.6	5.0	1.7	5.3	—	1.8	379.0
11-15	287.2	15.7	33.7	9.6	32.2	378.4	36.6	341.8	3.8	0.5	4.3	1.0	4.8	—	1.0	343.4
16-20	215.0	12.9	22.6	6.8	22.4	279.8	26.7	253.1	2.8	0.3	3.1	0.5	3.6	—	0.5	253.6
21+	234.2	17.4	21.2	7.2	22.6	302.5	43.1	259.4	2.9	0.3	3.2	0.4	3.9	—	0.3	259.5

All	1,329.7	76.9	161.7	46.8	148.2	1,763.2	205.6	1,557.6	17.6	2.3	19.9	7.0	22.3	—	6.2	1,568.4

UNDISCOUNTED CASHFLOWS ($m)

										Workers			Cross
						General		Net	Workers	Compensati	Workers		Claim	Other
		Lung	Asbestosi	ARPD &	Defendant	Liability		General	Compensat	on Legal	Compensati	Wharf	Recoverie	Recoverie
Years	Mesothelioma	Cancer	s	Other	Legal Costs	Cost	Insurance	Liability	ion	Costs	on Costs	Claims	s	s	Baryulgil	Net Liabilities

1-5	315.2	16.7	47.9	13.4	37.0	430.0	58.8	371.2	4.2	0.7	4.9	3.8	5.4	—	2.9	377.4
6-10	455.4	23.3	60.3	16.2	55.5	610.8	67.9	542.8	6.3	0.9	7.2	2.4	7.7	—	2.6	547.4
11-15	533.5	29.2	62.5	17.8	59.7	702.7	68.1	634.6	7.1	0.9	8.0	1.8	8.9	—	1.9	637.4
16-20	513.7	30.8	53.8	16.3	53.5	668.2	64.1	604.1	6.6	0.8	7.4	1.3	8.5	—	1.1	605.4
21+	874.7	68.5	78.2	27.1	83.8	1,132.3	168.8	963.5	11.0	1.1	12.0	1.4	14.5	—	1.0	963.5

All	2,692.5	168.6	302.7	90.9	289.5	3,544.1	427.9	3,116.2	35.3	4.3	39.5	10.7	44.9	—	9.5	3,131.0

Note: Plaintiff Claims Legal Costs are included within the claim cost figures for the various disease types.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
B.3 Post cost savings applied Australia-wide
DISCOUNTED VALUE OF CASHFLOWS ($m)

										Workers			Cross
						General		Net	Workers	Compensati	Workers		Claim	Other
		Lung	Asbestosi	ARPD &	Defendant	Liability		General	Compensat	on Legal	Compensati	Wharf	Recoverie	Recoverie
Years	Mesothelioma	Cancer	s	Other	Legal Costs	Cost	Insurance	Liability	ion	Costs	on Costs	Claims	s	s	Baryulgil	Net Liabilities

1-5	273.1	14.6	41.8	11.8	29.4	370.7	51.5	319.2	3.7	0.5	4.2	3.4	4.7	—	2.6	324.6
6-10	308.2	15.8	41.0	11.0	31.9	408.0	46.4	361.6	4.3	0.5	4.8	1.6	5.2	—	1.8	364.6
11-15	280.9	15.4	33.0	9.4	26.3	364.9	36.0	328.9	3.8	0.4	4.2	1.0	4.7	—	1.0	330.3
16-20	210.3	12.6	22.1	6.7	18.3	269.9	26.1	243.8	2.7	0.3	3.0	0.5	3.5	—	0.5	244.3
21+	229.0	17.0	20.7	7.0	18.4	292.1	42.7	249.4	2.8	0.2	3.1	0.4	3.8	—	0.3	249.4

All	1,301.5	75.4	158.6	45.9	124.3	1,705.6	202.8	1,502.9	17.3	1.9	19.2	6.8	21.8	—	6.2	1,513.3

UNDISCOUNTED CASHFLOWS ($m)

										Workers			Cross
						General		Net	Workers	Compensati	Workers		Claim	Other
		Lung	Asbestosi	ARPD &	Defendant	Liability		General	Compensat	on Legal	Compensati	Wharf	Recoverie	Recoverie
Years	Mesothelioma	Cancer	s	Other	Legal Costs	Cost	Insurance	Liability	ion	Costs	on Costs	Claims	s	s	Baryulgil	Net Liabilities

1-5	309.4	16.5	47.2	13.3	33.4	419.8	58.2	361.6	4.2	0.6	4.8	3.7	5.3	—	2.9	367.7
6-10	445.3	22.9	59.0	15.9	46.0	589.1	66.9	522.2	6.2	0.7	6.9	2.3	7.5	—	2.6	526.6
11-15	521.7	28.6	61.2	17.4	48.8	677.6	67.1	610.5	7.0	0.7	7.7	1.8	8.7	—	1.9	613.2
16-20	502.4	30.2	52.6	16.0	43.6	644.8	62.6	582.1	6.5	0.6	7.1	1.2	8.3	—	1.1	583.3
21+	855.3	67.0	76.5	26.5	68.2	1,093.5	168.9	924.6	10.7	0.9	11.6	1.3	14.2	—	1.0	924.3

All	2,634.1	165.0	296.5	89.0	240.0	3,424.7	423.7	3,001.0	34.5	3.6	38.1	10.3	44.0	—	9.5	3,015.0

Note: Plaintiff Claims Legal Costs are included within the claim cost figures for the various disease types.

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
C. Projected cashflow ($m)
C.1 Prior to cost savings

							Workers
						Workers	Compensati
	Mesotheliom			ARPD &	Defendant	Compensati	on Legal	Wharf	Wharf Legal		Cross Claim	Other
Payment Year	a	Lung Cancer	Asbestosis	Other	Legal Costs	on	Costs	Claims	Costs	Baryulgil	Recoveries	Recoveries	Gross	Insurance	Net

2005/2006	38.1	2.5	6.4	2.2	4.6	0.5	0.1	0.8	0.1	0.5	0.7	0.0	55.0	6.7	48.3
2006/2007	65.4	3.3	9.8	2.7	6.7	0.8	0.1	0.7	0.1	0.6	1.1	0.0	89.2	14.1	75.1
2007/2008	69.9	3.6	10.7	2.9	8.8	0.9	0.2	0.6	0.1	0.6	1.2	0.0	97.2	13.3	83.9
2008/2009	72.3	3.7	10.7	2.9	10.4	1.0	0.2	0.5	0.1	0.6	1.2	0.0	101.2	12.8	88.5
2009/2010	78.1	3.9	11.2	3.0	11.8	1.1	0.2	0.5	0.1	0.6	1.3	0.0	109.2	13.0	96.2
2010/2011	83.7	4.2	11.8	3.1	12.8	1.2	0.2	0.4	0.1	0.6	1.4	0.0	116.7	13.3	103.4
2011/2012	89.5	4.5	12.2	3.3	13.5	1.3	0.2	0.4	0.1	0.5	1.5	0.0	124.0	12.9	111.1
2012/2013	94.6	4.8	12.5	3.4	14.1	1.3	0.2	0.4	0.1	0.5	1.6	0.0	130.4	13.5	116.9
2013/2014	99.3	5.1	12.7	3.5	14.6	1.4	0.2	0.4	0.1	0.5	1.7	0.0	136.1	14.4	121.7
2014/2015	103.5	5.4	12.9	3.5	15.0	1.4	0.2	0.4	0.1	0.5	1.7	0.0	141.1	15.3	125.7
2015/2016	106.8	5.6	13.0	3.6	15.2	1.4	0.2	0.3	0.1	0.4	1.8	0.0	145.0	13.0	132.1
2016/2017	109.3	5.9	13.1	3.7	15.3	1.5	0.2	0.3	0.1	0.4	1.8	0.0	148.0	13.8	134.2
2017/2018	111.1	6.1	13.0	3.7	15.4	1.5	0.2	0.3	0.1	0.4	1.8	0.0	149.9	14.3	135.6
2018/2019	112.0	6.2	12.8	3.7	15.3	1.5	0.2	0.3	0.1	0.3	1.9	0.0	150.6	14.7	135.9
2019/2020	112.1	6.4	12.6	3.7	15.1	1.5	0.2	0.3	0.1	0.3	1.9	0.0	150.2	13.9	136.3
2020/2021	111.2	6.4	12.2	3.6	14.7	1.5	0.2	0.3	0.1	0.3	1.8	0.0	148.6	12.7	135.9
2021/2022	109.5	6.4	11.7	3.5	14.3	1.4	0.2	0.2	0.1	0.3	1.8	0.0	145.9	12.9	133.0
2022/2023	107.0	6.4	11.2	3.4	13.8	1.4	0.2	0.2	0.1	0.2	1.8	0.0	142.0	13.4	128.7
2023/2024	103.6	6.3	10.6	3.3	13.2	1.3	0.2	0.2	0.0	0.2	1.7	0.0	137.2	13.9	123.4
2024/2025	99.5	6.2	9.9	3.1	12.5	1.3	0.2	0.2	0.0	0.2	1.6	0.0	131.5	13.8	117.7
2025/2026	94.8	6.1	9.2	2.9	11.8	1.2	0.2	0.2	0.0	0.2	1.6	0.0	125.0	13.8	111.2
2026/2027	89.6	5.8	8.5	2.7	11.0	1.1	0.1	0.2	0.0	0.1	1.5	0.0	117.8	13.5	104.3
2027/2028	84.0	5.6	7.8	2.6	10.2	1.0	0.1	0.1	0.0	0.1	1.4	0.0	110.2	13.2	97.0
2028/2029	78.0	5.3	7.1	2.4	9.4	1.0	0.1	0.1	0.0	0.1	1.3	0.0	102.2	12.8	89.5
2029/2030	71.8	5.0	6.5	2.2	8.5	0.9	0.1	0.1	0.0	0.1	1.2	0.0	94.0	12.4	81.6
2030/2031	65.5	4.7	5.8	2.0	7.7	0.8	0.1	0.1	0.0	0.1	1.1	0.0	85.7	12.0	73.7
2031/2032	59.2	4.4	5.2	1.8	7.0	0.7	0.1	0.1	0.0	0.1	1.0	0.0	77.5	11.4	66.1
2032/2033	53.1	4.1	4.6	1.6	6.2	0.6	0.1	0.1	0.0	0.0	0.9	0.0	69.5	10.8	58.7
2033/2034	47.2	3.7	4.0	1.4	5.5	0.6	0.1	0.1	0.0	0.0	0.8	0.0	61.8	10.1	51.6
2034/2035	41.6	3.4	3.5	1.3	4.8	0.5	0.1	0.0	0.0	0.0	0.7	0.0	54.5	9.3	45.1
2035/2036	36.3	3.1	3.0	1.1	4.2	0.4	0.1	0.0	0.0	0.0	0.6	0.0	47.7	8.7	39.0
2036/2037	31.4	2.7	2.6	1.0	3.6	0.4	0.0	0.0	0.0	0.0	0.5	0.0	41.3	8.0	33.3
2037/2038	27.0	2.4	2.2	0.8	3.1	0.3	0.0	0.0	0.0	0.0	0.4	0.0	35.6	6.4	29.2
2038/2039	23.0	2.2	1.9	0.7	2.6	0.3	0.0	0.0	0.0	0.0	0.4	0.0	30.3	5.1	25.3
2039/2040	19.4	1.9	1.6	0.6	2.2	0.2	0.0	0.0	0.0	0.0	0.3	0.0	25.7	4.0	21.7
2040/2041	16.2	1.7	1.3	0.5	1.9	0.2	0.0	0.0	0.0	0.0	0.3	0.0	21.6	2.8	18.7
2041/2042	13.4	1.4	1.1	0.4	1.5	0.2	0.0	0.0	0.0	0.0	0.2	0.0	17.9	2.5	15.4
2042/2043	11.0	1.2	0.9	0.4	1.3	0.1	0.0	0.0	0.0	0.0	0.2	0.0	14.8	2.2	12.6
2043/2044	9.0	1.1	0.8	0.3	1.0	0.1	0.0	0.0	0.0	0.0	0.2	0.0	12.1	1.9	10.2
2044/2045	7.3	0.9	0.6	0.3	0.8	0.1	0.0	0.0	0.0	0.0	0.1	0.0	9.9	1.6	8.2
2045/2046	5.8	0.8	0.5	0.2	0.7	0.1	0.0	0.0	0.0	0.0	0.1	0.0	7.9	1.3	6.6
2046/2047	4.6	0.6	0.4	0.2	0.5	0.1	0.0	0.0	0.0	0.0	0.1	0.0	6.3	1.0	5.3
2047/2048	3.6	0.5	0.3	0.1	0.4	0.1	0.0	0.0	0.0	0.0	0.1	0.0	5.0	0.8	4.2
2048/2049	2.8	0.4	0.3	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.1	0.0	4.0	0.6	3.3
2049/2050	2.2	0.4	0.2	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.1	0.5	2.6
2050/2051	1.7	0.3	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.4	0.4	2.0
2051/2052	1.3	0.2	0.1	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.8	0.3	1.5
2052/2053	1.0	0.2	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4	0.2	1.2
2053/2054	0.7	0.2	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1	0.2	0.9
2054/2055	0.5	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.1	0.7
2055/2056	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.1	0.5
2056/2057	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.1	0.4
2057/2058	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1	0.3
2058/2059	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.2
2059/2060	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2060/2061	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2061/2062	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2062/2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063/2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064/2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065/2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066/2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067/2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068/2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069/2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070/2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071/2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	2,780.5	173.9	311.9	93.6	364.2	36.4	5.3	9.2	2.0	9.5	46.4	0.0	3,740.2	434.2	3,306.0

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
C.2 Post cost savings in NSW only

							Workers
						Workers	Compensati
	Mesotheliom			ARPD &	Defendant	Compensati	on Legal	Wharf	Wharf Legal		Cross Claim	Other
Payment Year	a	Lung Cancer	Asbestosis	Other	Legal Costs	on	Costs	Claims	Costs	Baryulgil	Recoveries	Recoveries	Gross	Insurance	Net

2005/2006	38.1	2.5	6.4	2.2	4.6	0.5	0.1	0.8	0.1	0.5	0.7	0.0	55.0	6.7	48.3
2006/2007	63.7	3.3	9.6	2.7	6.1	0.8	0.1	0.7	0.1	0.6	1.1	0.0	86.7	13.9	72.8
2007/2008	67.8	3.5	10.5	2.8	7.7	0.9	0.1	0.6	0.1	0.6	1.2	0.0	93.6	13.0	80.6
2008/2009	70.0	3.6	10.4	2.8	8.8	1.0	0.2	0.5	0.1	0.6	1.2	0.0	96.9	12.6	84.3
2009/2010	75.6	3.8	10.9	2.9	9.7	1.1	0.2	0.5	0.1	0.6	1.3	0.0	104.1	12.7	91.4
2010/2011	81.0	4.1	11.5	3.0	10.3	1.2	0.2	0.4	0.1	0.6	1.4	0.0	111.0	13.1	97.9
2011/2012	86.6	4.4	11.9	3.2	10.7	1.2	0.2	0.4	0.1	0.5	1.5	0.0	117.7	12.7	105.0
2012/2013	91.6	4.7	12.2	3.3	11.2	1.3	0.2	0.4	0.1	0.5	1.5	0.0	123.8	13.2	110.6
2013/2014	96.1	4.9	12.3	3.4	11.5	1.3	0.2	0.4	0.1	0.5	1.6	0.0	129.0	14.0	115.1
2014/2015	100.1	5.2	12.5	3.4	11.8	1.4	0.2	0.4	0.1	0.5	1.7	0.0	133.8	14.9	118.8
2015/2016	103.4	5.4	12.6	3.5	11.9	1.4	0.2	0.3	0.1	0.4	1.7	0.0	137.5	12.5	125.0
2016/2017	105.8	5.7	12.7	3.6	12.0	1.4	0.2	0.3	0.1	0.4	1.8	0.0	140.4	13.3	127.1
2017/2018	107.5	5.9	12.6	3.6	12.0	1.4	0.2	0.3	0.1	0.4	1.8	0.0	142.2	13.9	128.3
2018/2019	108.4	6.0	12.4	3.6	12.0	1.4	0.2	0.3	0.1	0.3	1.8	0.0	142.9	14.2	128.7
2019/2020	108.5	6.2	12.2	3.5	11.8	1.4	0.2	0.3	0.1	0.3	1.8	0.0	142.5	14.2	128.3
2020/2021	107.6	6.2	11.8	3.5	11.5	1.4	0.2	0.3	0.0	0.3	1.8	0.0	141.0	12.3	128.7
2021/2022	106.0	6.2	11.3	3.4	11.2	1.4	0.2	0.2	0.0	0.3	1.8	0.0	138.4	12.4	126.0
2022/2023	103.5	6.2	10.8	3.3	10.8	1.3	0.2	0.2	0.0	0.2	1.7	0.0	134.9	12.7	122.1
2023/2024	100.3	6.1	10.3	3.2	10.3	1.3	0.1	0.2	0.0	0.2	1.7	0.0	130.3	13.3	117.0
2024/2025	96.3	6.0	9.6	3.0	9.8	1.2	0.1	0.2	0.0	0.2	1.6	0.0	124.9	13.3	111.6
2025/2026	91.8	5.9	8.9	2.8	9.2	1.1	0.1	0.2	0.0	0.2	1.5	0.0	118.7	13.3	105.4
2026/2027	86.7	5.7	8.3	2.7	8.6	1.1	0.1	0.1	0.0	0.1	1.4	0.0	112.0	13.1	98.9
2027/2028	81.3	5.4	7.6	2.5	8.0	1.0	0.1	0.1	0.0	0.1	1.3	0.0	104.8	12.8	92.0
2028/2029	75.4	5.2	6.9	2.3	7.3	0.9	0.1	0.1	0.0	0.1	1.2	0.0	97.1	12.4	84.8
2029/2030	69.4	4.9	6.3	2.1	6.7	0.8	0.1	0.1	0.0	0.1	1.1	0.0	89.3	11.9	77.4
2030/2031	63.3	4.6	5.6	1.9	6.0	0.8	0.1	0.1	0.0	0.1	1.0	0.0	81.4	11.6	69.9
2031/2032	57.3	4.2	5.0	1.7	5.4	0.7	0.1	0.1	0.0	0.1	0.9	0.0	73.6	11.0	62.6
2032/2033	51.3	3.9	4.4	1.6	4.8	0.6	0.1	0.1	0.0	0.0	0.8	0.0	66.0	10.5	55.6
2033/2034	45.6	3.6	3.9	1.4	4.3	0.6	0.1	0.1	0.0	0.0	0.8	0.0	58.7	9.9	48.9
2034/2035	40.2	3.3	3.4	1.2	3.8	0.5	0.0	0.0	0.0	0.0	0.7	0.0	51.8	9.2	42.6
2035/2036	35.1	3.0	2.9	1.1	3.3	0.4	0.0	0.0	0.0	0.0	0.6	0.0	45.3	8.4	36.9
2036/2037	30.4	2.7	2.5	0.9	2.8	0.4	0.0	0.0	0.0	0.0	0.5	0.0	39.3	7.8	31.6
2037/2038	26.1	2.4	2.2	0.8	2.4	0.3	0.0	0.0	0.0	0.0	0.4	0.0	33.8	7.1	26.7
2038/2039	22.2	2.1	1.8	0.7	2.1	0.3	0.0	0.0	0.0	0.0	0.4	0.0	28.9	6.5	22.4
2039/2040	18.7	1.8	1.5	0.6	1.7	0.2	0.0	0.0	0.0	0.0	0.3	0.0	24.4	4.7	19.7
2040/2041	15.7	1.6	1.3	0.5	1.4	0.2	0.0	0.0	0.0	0.0	0.3	0.0	20.5	4.0	16.5
2041/2042	13.0	1.4	1.1	0.4	1.2	0.2	0.0	0.0	0.0	0.0	0.2	0.0	17.1	3.4	13.7
2042/2043	10.7	1.2	0.9	0.4	1.0	0.1	0.0	0.0	0.0	0.0	0.2	0.0	14.1	2.2	11.9
2043/2044	8.7	1.0	0.7	0.3	0.8	0.1	0.0	0.0	0.0	0.0	0.1	0.0	11.5	1.9	9.7
2044/2045	7.0	0.9	0.6	0.2	0.7	0.1	0.0	0.0	0.0	0.0	0.1	0.0	9.4	1.6	7.8
2045/2046	5.6	0.7	0.5	0.2	0.5	0.1	0.0	0.0	0.0	0.0	0.1	0.0	7.6	1.3	6.3
2046/2047	4.5	0.6	0.4	0.2	0.4	0.1	0.0	0.0	0.0	0.0	0.1	0.0	6.0	1.0	5.0
2047/2048	3.5	0.5	0.3	0.1	0.3	0.1	0.0	0.0	0.0	0.0	0.1	0.0	4.8	0.8	4.0
2048/2049	2.7	0.4	0.2	0.1	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.8	0.6	3.1
2049/2050	2.1	0.3	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.9	0.5	2.5
2050/2051	1.6	0.3	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.3	0.4	1.9
2051/2052	1.2	0.2	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.8	0.3	1.5
2052/2053	0.9	0.2	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.2	1.1
2053/2054	0.7	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.2	0.8
2054/2055	0.5	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.1	0.6
2055/2056	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.1	0.5
2056/2057	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.4
2057/2058	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1	0.3
2058/2059	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2059/2060	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.1
2060/2061	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2061/2062	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2062/2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063/2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064/2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065/2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066/2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067/2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068/2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069/2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070/2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071/2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	2,692.5	168.6	302.7	90.9	289.5	35.3	4.3	9.0	1.7	9.5	44.9	0.0	3,558.8	427.9	3,131.0

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
C.3 Post cost savings applied Australia-wide

							Workers
						Workers	Compensati
	Mesotheliom			ARPD &	Defendant	Compensati	on Legal	Wharf	Wharf Legal		Cross Claim	Other
Payment Year	a	Lung Cancer	Asbestosis	Other	Legal Costs	on	Costs	Claims	Costs	Baryulgil	Recoveries	Recoveries	Gross	Insurance	Net

2005/2006	38.1	2.5	6.4	2.2	4.6	0.5	0.1	0.8	0.1	0.5	0.7	0.0	55.0	6.7	48.3
2006/2007	62.6	3.2	9.5	2.7	5.7	0.8	0.1	0.7	0.1	0.6	1.1	0.0	85.0	13.7	71.3
2007/2008	66.4	3.5	10.4	2.8	7.0	0.9	0.1	0.6	0.1	0.6	1.1	0.0	91.2	12.8	78.4
2008/2009	68.5	3.5	10.2	2.8	7.7	1.0	0.1	0.5	0.1	0.6	1.2	0.0	94.0	12.5	81.5
2009/2010	73.9	3.7	10.7	2.9	8.3	1.0	0.1	0.5	0.1	0.6	1.3	0.0	100.7	12.4	88.2
2010/2011	79.2	4.0	11.2	3.0	8.7	1.1	0.1	0.4	0.1	0.6	1.3	0.0	107.2	13.0	94.2
2011/2012	84.7	4.3	11.6	3.1	8.9	1.2	0.1	0.4	0.1	0.5	1.4	0.0	113.6	12.6	101.0
2012/2013	89.6	4.6	11.9	3.2	9.2	1.3	0.1	0.4	0.1	0.5	1.5	0.0	119.4	12.9	106.4
2013/2014	93.9	4.8	12.1	3.3	9.5	1.3	0.2	0.4	0.1	0.5	1.6	0.0	124.4	13.7	110.7
2014/2015	97.9	5.1	12.2	3.4	9.7	1.3	0.2	0.3	0.1	0.5	1.6	0.0	128.9	14.6	114.3
2015/2016	101.1	5.3	12.3	3.4	9.8	1.4	0.2	0.3	0.1	0.4	1.7	0.0	132.6	12.2	120.3
2016/2017	103.4	5.6	12.4	3.5	9.8	1.4	0.1	0.3	0.1	0.4	1.7	0.0	135.3	13.0	122.3
2017/2018	105.1	5.8	12.4	3.5	9.8	1.4	0.1	0.3	0.1	0.4	1.8	0.0	137.1	13.6	123.5
2018/2019	106.0	5.9	12.2	3.5	9.8	1.4	0.1	0.3	0.0	0.3	1.8	0.0	137.8	13.9	123.9
2019/2020	106.1	6.0	11.9	3.5	9.6	1.4	0.1	0.3	0.0	0.3	1.8	0.0	137.4	14.3	123.1
2020/2021	105.3	6.1	11.5	3.4	9.4	1.4	0.1	0.3	0.0	0.3	1.7	0.0	136.0	12.2	123.8
2021/2022	103.6	6.1	11.1	3.3	9.1	1.3	0.1	0.2	0.0	0.3	1.7	0.0	133.5	12.1	121.4
2022/2023	101.2	6.1	10.6	3.2	8.8	1.3	0.1	0.2	0.0	0.2	1.7	0.0	130.1	12.3	117.8
2023/2024	98.1	6.0	10.0	3.1	8.4	1.3	0.1	0.2	0.0	0.2	1.6	0.0	125.7	12.9	112.8
2024/2025	94.2	5.9	9.4	2.9	8.0	1.2	0.1	0.2	0.0	0.2	1.6	0.0	120.5	13.0	107.5
2025/2026	89.8	5.7	8.7	2.8	7.5	1.1	0.1	0.2	0.0	0.2	1.5	0.0	114.6	12.9	101.6
2026/2027	84.8	5.5	8.1	2.6	7.0	1.1	0.1	0.1	0.0	0.1	1.4	0.0	108.1	12.8	95.3
2027/2028	79.5	5.3	7.4	2.4	6.5	1.0	0.1	0.1	0.0	0.1	1.3	0.0	101.1	12.5	88.6
2028/2029	73.8	5.0	6.8	2.2	6.0	0.9	0.1	0.1	0.0	0.1	1.2	0.0	93.8	12.1	81.7
2029/2030	67.9	4.8	6.1	2.1	5.4	0.8	0.1	0.1	0.0	0.1	1.1	0.0	86.2	11.7	74.6
2030/2031	61.9	4.5	5.5	1.9	4.9	0.8	0.1	0.1	0.0	0.1	1.0	0.0	78.6	11.2	67.4
2031/2032	56.0	4.2	4.9	1.7	4.4	0.7	0.1	0.1	0.0	0.1	0.9	0.0	71.1	10.8	60.3
2032/2033	50.2	3.8	4.3	1.5	3.9	0.6	0.0	0.1	0.0	0.0	0.8	0.0	63.8	10.2	53.5
2033/2034	44.6	3.5	3.8	1.4	3.5	0.5	0.0	0.1	0.0	0.0	0.7	0.0	56.7	9.6	47.1
2034/2035	39.3	3.2	3.3	1.2	3.1	0.5	0.0	0.0	0.0	0.0	0.6	0.0	50.0	9.0	41.0
2035/2036	34.3	2.9	2.9	1.1	2.7	0.4	0.0	0.0	0.0	0.0	0.6	0.0	43.8	8.3	35.4
2036/2037	29.7	2.6	2.5	0.9	2.3	0.4	0.0	0.0	0.0	0.0	0.5	0.0	38.0	7.6	30.4
2037/2038	25.5	2.3	2.1	0.8	2.0	0.3	0.0	0.0	0.0	0.0	0.4	0.0	32.7	7.0	25.7
2038/2039	21.7	2.0	1.8	0.7	1.7	0.3	0.0	0.0	0.0	0.0	0.4	0.0	27.9	6.3	21.5
2039/2040	18.3	1.8	1.5	0.6	1.4	0.2	0.0	0.0	0.0	0.0	0.3	0.0	23.6	5.7	17.9
2040/2041	15.3	1.6	1.3	0.5	1.2	0.2	0.0	0.0	0.0	0.0	0.3	0.0	19.8	4.7	15.1
2041/2042	12.7	1.4	1.1	0.4	1.0	0.2	0.0	0.0	0.0	0.0	0.2	0.0	16.5	3.5	13.0
2042/2043	10.4	1.2	0.9	0.4	0.8	0.1	0.0	0.0	0.0	0.0	0.2	0.0	13.6	3.0	10.6
2043/2044	8.5	1.0	0.7	0.3	0.7	0.1	0.0	0.0	0.0	0.0	0.1	0.0	11.1	2.6	8.6
2044/2045	6.9	0.8	0.6	0.2	0.5	0.1	0.0	0.0	0.0	0.0	0.1	0.0	9.1	1.7	7.4
2045/2046	5.5	0.7	0.5	0.2	0.4	0.1	0.0	0.0	0.0	0.0	0.1	0.0	7.3	1.2	6.1
2046/2047	4.4	0.6	0.4	0.2	0.3	0.1	0.0	0.0	0.0	0.0	0.1	0.0	5.8	1.0	4.9
2047/2048	3.4	0.5	0.3	0.1	0.3	0.1	0.0	0.0	0.0	0.0	0.1	0.0	4.6	0.8	3.9
2048/2049	2.7	0.4	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.6	0.6	3.0
2049/2050	2.1	0.3	0.2	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.8	0.5	2.4
2050/2051	1.6	0.3	0.2	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.2	0.4	1.8
2051/2052	1.2	0.2	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.7	0.3	1.4
2052/2053	0.9	0.2	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.2	1.1
2053/2054	0.7	0.1	0.1	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.2	0.8
2054/2055	0.5	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.1	0.6
2055/2056	0.4	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.1	0.5
2056/2057	0.3	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.3
2057/2058	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1	0.3
2058/2059	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2059/2060	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.1
2060/2061	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2061/2062	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2062/2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063/2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064/2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065/2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066/2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067/2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068/2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069/2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070/2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071/2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	2,634.1	165.0	296.5	89.0	240.0	34.5	3.6	8.8	1.5	9.5	44.0	0.0	3,438.7	423.7	3,015.0

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
D. Comparison of costs: June 2005

	Pre cost savings			Post cost savings in NSW only			Post cost savings Australia-wide
	$m			$m			$m
	Gross of		Net of	Gross of		Net of	Gross of		Net of
	insurance	Insurance	insurance	insurance	Insurance	insurance	insurance	Insurance	insurance
Total projected cashflows in current dollars (uninflated and undiscounted)	1,808.3	211.4	1,596.9	1,712.8	207.0	1,505.8	1,649.5	204.1	1,445.4

Future inflation allowance (base and superimposed inflation)	1,931.9	222.8	1,709.1	1,846.1	220.9	1,625.2	1,789.2	219.6	1,569.6

Total projected cash- flows with inflation allowance	3,740.2	434.2	3,306.0	3,558.8	427.9	3,131.0	3,438.7	423.7	3,015.0

Discounting allowance	(1,878.7)	(224.3)	(1,654.3)	(1,784.8)	(222.2)	(1,562.6)	(1,722.6)	(220.9)	(1,501.7)

Net present value liabilities	1,861.6	209.8	1,651.7	1,774.0	205.6	1,568.4	1,716.0	202.8	1,513.3

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
E. Actuarial valuation assumptions
E.1 Ultimate number of claims notifications

	30 June 2005	31 March 2005	30 June 2004
	valuation	valuation	valuation
Mesothelioma	6,528	6,873	6,558
Lung Cancer	893	808	701
Asbestosis	2,214	2,378	2,373
ARPD & Other	849	934	936
Wharf	168	199	205
Workers Compensation	2,075	1,891	1,760
E.2 Latency model

	Mean	Standard Deviation
	(years)	(years)
Mesothelioma	35	10
Lung Cancer	35	10
Asbestosis	30	10
ARPD & Other	30	11
Wharf	n/a	n/a
Workers Compensation	n/a	n/a

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
E.3 Assumed peak year of notifications

	30 June 2005	31 March 2005	30 June 2004
	valuation	valuation	valuation
Mesothelioma	2010/11	2010/11	2010/11
Lung Cancer	2010/11	2010/11	2010/11
Asbestosis	2005/06	2005/06	2005/06
ARPD & Other	2006/07	2006/07	2006/07
Wharf	2006/07	2006/07	2006/07
Workers Compensation	2000/01	2000/01	2000/01

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
Notes for E.4 to E.7:
1 Average costs at 30 June 2005 valuation are in mid 2005/06 money terms
2 Average costs at 31 March 2005 valuation are in mid 2004/05 money terms
3 Average costs at 30 June 2004 valuation are in mid 2003/04 money terms

E.4	Projected average Liable Entities share of claim award costs of non-nil settlements (pre cost savings)

	30 June 2005	31 March 2005	30 June 2004
	valuation [1]	valuation [2]	valuation [3]
Mesothelioma	265,000	250,000	250,000
Lung Cancer	140,000	130,000	110,000
Asbestosis	100,000	95,000	100,000
ARPD & Other	90,000	90,000	92,500
Wharf	90,000	90,000	100,000
Workers Compensation	135,000	135,000	100,000

E.5	Projected average Liable Entities’ defendant costs of nil settlements (pre cost savings)

	30 June 2005	31 March 2005	30 June 2004
	valuation [1]	valuation [2]	valuation [3]
Mesothelioma	22,500	22,500	22,500
Lung Cancer	7,500	7,500	7,500
Asbestosis	3,500	3,500	3,500
ARPD & Other	15,000	15,000	15,000
Wharf	1,500	1,500	1,500
Workers Compensation	7,500	7,500	7,500

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund

E.6	Projected average Liable Entities share of defendant claims legal costs of non-nil settlements (pre cost savings)

	30 June 2005	31 March 2005	30 June 2004
	valuation [1]	valuation [2]	valuation [3]
Mesothelioma	35,000	35,000	35,000
Lung Cancer	12,500	12,500	12,500
Asbestosis	25,000	25,000	30,000
ARPD & Other	35,000	35,000	35,000
Wharf	15,000	15,000	20,000
Workers Compensation	25,000	25,000	25,000

E.7	Large claims loading (for claims in excess of $1m in current money terms)

	30 June 2005	31 March 2005	30 June 2004
	valuation [1]	valuation [2]	valuation [3]
Mesothelioma	$1,500,000	$1,500,000	$1,500,000
	average claim	average claim	average claim
	1.5% incidence	1.5% incidence	2% incidence
	rate	rate	rate
	$22,500 loading	$22,500 loading	$30,000 loading
	per claim	per claim	per claim
Lung Cancer	Nil	Nil	Nil
Asbestosis	Nil	Nil	Nil
ARPD & Other	Nil	Nil	Nil
Wharf	Nil	Nil	Nil
Workers Compensation	Nil	Nil	Nil

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
E.8 Nil claim settlement rate

	30 June 2005	31 March 2005	30 June 2004
	valuation	valuation	valuation
Mesothelioma	14%	15%	17.5%
Lung Cancer	32%	32%	40%
Asbestosis	10%	12%	10%
ARPD & Other	20%	20%	20%
Wharf	35%	35%	40%
Workers Compensation	90%	90%	85%
E.9 Cross-claim recoveries and Other Recoveries rate

	30 June 2005	31 March 2005	30 June 2004
	valuation	valuation	valuation
Cross-claim recoveries rate	1.40%	n/a	n/a
Other Recoveries rate	0.00%	n/a	n/a
Total recoveries rate	1.40%	1.40%	1.30%
E.10 Margin in case estimates

	30 June 2005	31 March 2005	30 June 2004
	valuation	valuation	valuation
Assumed surplus as a % of case estimates	0.0%	0.0%	0.0%

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
E.11 Economic assumptions excluding discount rate

	30 June 2005	31 March 2005	30 June 2004
	valuation	valuation	valuation
Base inflation	4% per annum	4% per annum	4% per annum
Superimposed inflation	2% per annum	2% per annum	2% per annum
E.12 Discount rate by year

	30 June 2005	31 March 2005	30 June 2004
Year	valuation	valuation	valuation
1	5.33%	5.73%	5.36%
2	5.08%	5.71%	5.42%
3	5.09%	5.71%	5.79%
4	5.11%	5.71%	6.09%
5	5.14%	5.72%	6.23%
6	5.17%	5.74%	6.28%
7	5.20%	5.77%	6.31%
8	5.23%	5.80%	6.34%
9+	5.25%	5.82%	6.35%

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
F. Australian Consumption and Production Data: 1920-2002
Figures in this table are in 000’s metric tonnes

Year	Production	Import	Export	Consumption

1920	0	0	0	0
1921	1,182	0	0	1,182
1922	742	0	0	742
1923	217	0	0	217
1924	78	0	0	78
1925	51	0	0	51
1926	0	0	0	0
1927	11	0	0	11
1928	12	0	0	12
1929	255	3,679	0	3,934
1930	82	0	0	82
1931	128	1,200	0	1,328
1932	130	0	0	130
1933	279	2,676	0	2,955
1934	170	2,471	0	2,641
1935	170	4,423	0	4,593
1936	239	7,817	0	8,056
1937	298	6,199	0	6,497
1938	173	11,179	0	11,352
1939	78	10,081	0	10,159
1940	489	14,097	0	14,586
1941	251	14,220	0	14,471
1942	331	20,176	0	20,507
1943	678	14,229	0	14,907
1944	764	14,091	0	14,855
1945	1,629	9,131	32	10,728
1946	620	18,697	496	18,821
1947	1,377	14,246	652	14,971
1948	1,327	14,857	278	15,906
1949	1,645	14,767	346	16,066
1950	1,617	29,536	385	30,768
1951	2,558	25,289	588	27,259
1952	4,059	24,686	868	27,877
1953	4,970	28,784	1,631	32,123
1954	4,713	26,406	2,298	28,821
1955	5,352	42,677	3,287	44,742
1956	8,670	32,219	6,859	34,030
1957	13,098	23,235	11,644	24,689
1958	13,900	34,721	9,315	39,306
1959	15,959	34,223	11,584	38,598
1960	13,940	36,609	7,410	43,139
1961	14,952	32,947	7,196	40,703
1962	16,443	34,915	8,695	42,663
1963	11,941	32,704	2,347	42,298
1964	12,191	38,299	6,500	43,990
1965	10,326	46,179	4,295	52,210
1966	12,024	49,243	4,146	57,121
1967	647	46,950	2,254	45,343
1968	799	59,590	718	59,671
1969	734	52,739	162	53,311
1970	739	57,250	367	57,622
1971	756	71,777	174	72,359
1972	16,884	61,682	2,387	76,179
1973	43,529	61,373	27,810	77,092
1974	30,863	57,051	29,191	58,723
1975	47,922	69,794	24,524	93,192
1976	60,642	60,490	40,145	80,987
1977	50,601	54,267	20,510	84,358
1978	62,383	42,061	37,094	67,350
1979	79,721	23,735	54,041	49,415
1980	92,418	25,239	51,172	66,485
1981	45,494	20,960	38,576	27,878
1982	18,587	20,853	15,578	23,862
1983	3,909	10,113	4,460	9,562
1984	0	14,432	22	14,410
1985	0	12,194	0	12,194
1986	0	10,597	0	10,597
1987	0	6,294	0	6,294
1988	0	2,072	0	2,072
1989	0	2,128	0	2,128
1990	0	1,706	0	1,706
1991	0	1,342	0	1,342
1992	0	1,533	0	1,533
1993	0	2,198	0	2,198
1994	0	1,843	0	1,843
1995	0	1,488	0	1,488
1996	0	1,366	0	1,366
1997	0	1,556	0	1,556
1998	0	1,471	0	1,471
1999	0	1,316	0	1,316
2000	0	1,246	0	1,246
2001	0	945	0	945
2002	0	515	0	515

Valuation of the asbestos-related disease liabilities of the
KPMG Actuaries Pty Ltd	Liable Entities to be met by the Special Purpose Fund
G. Additional Information as at 24 June 2005

		Australia
		For the year ended
	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	88	489	379	402
Number of claims dismissed	14	62	119	29
Number of claims settled or otherwise resolved	99	402	316	231
Average settlement amount per claim (AU$)	166,779	157,594	167,450	204,194

		New Zealand
		For the year ended
	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	0	0	0	0
Number of claims dismissed	0	0	0	2
Number of claims settled or otherwise resolved	0	0	0	1
Average settlement amount per claim (AU$)	0	0	0	2,000

		Unknown - Court not identified
		For the year ended
	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	4	7	1	7
Number of claims dismissed	0	20	15	0
Number of claims settled or otherwise resolved	2	2	0	3
Average settlement amount per claim (AU$)	282,250	47,000	0	37,090

		USA
		For the year ended
	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Number of claims filed	0	0	0	0
Number of claims dismissed	0	3	1	0
Number of claims settled or otherwise resolved	0	1	0	0
Average settlement amount per claim (AU$)	0	228,293	0	0

	Australia
	As of March 31,
	2006	2005
Number of claims pending	688	712

	New Zealand
	As of March 31,
	2006	2005
Number of claims pending	0	0

	Unknown - Court not identified
	As of March 31,
	2006	2005
Number of claims pending	37	36

	USA
	As of March 31,
	2006	2005
Number of claims pending	1	1
Other Disclosure necessary for the SEC:

			As of March 31,
	2006	2005	2004	2003	2002
Number of open cases at beginning of year	749	743	814	671	569
Number of new cases	92	496	380	409	375
Number of closed cases	115	490	451	266	273
Number of open cases at end of year	726	749	743	814	671
Average Settlement per Settled Claim (AU$)	169,066	157,223	167,450	201,200	197,941
Average Settlement per Closed Claim (AU$)	148,484	129,949	117,327	177,752	125,435
Notes:
1. The date of a new case relates to the date which this claim has been notified to the subsidiaries of the MRCF or JHIL (pre 2001).
2. The date of a closed claim relates to the date at which judgement is made of award to the plaintiff and the judgement of the contribution between defendants, referred to as the “client settlement date” ( see section 4.4 of KPMG Actuaries Valuation Report).
3. A claim being dismissed relates to the case being closed and the MRCF’s share of the settlement amount being equal to zero.
4. The settlement amount is equal to the MRCF’s share of the plaintiff award and plaintiff legal fees, so this excludes any legal costs relating to defence by the MRCF.
5. The location of the court has been used as the location indicator with any Australian state implying “Australia”. “Unknown — Court not identified” refers to claims where the location of the Court is blank or described as “Other” in the current claims database.
6. The “Average Settlement per Settled Claim (AU$)” is defined as the sum of settlement amount divided by the number of claims settled where the settlement amount does not equal zero.
7. The “Average Settlement per Closed Claim (AU$)” is the sum of settlement amount divided by the number of closed claims, so including claims where the settlement amount is equal to zero.
8. The year ending 31 March 2006 only includes data up to 24 June 2005, and therefore is only a partial year.
9. Any late processing in relation to a prior year has been taken into the current year data. This ensures that previous disclosures in relation to this data have not changed. Accordingly the data in this analysis for any annual period will not necessarily match that currently reported in the latest KPMG Actuaries Valuation Report

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund
H. Glossary of Terms used in the Principal Deed
The following provides a glossary of terms and clauses (or relevant parts of terms and clauses) upon which we have relied in preparing our report.
The operation of these definitions cannot be considered in isolation but instead need to be considered in the context of the totality of the Principal Deed. For the purpose of preparing our valuation report, we have been given full access to the Principal Deed.
It should be noted that any references to clauses contained herein refer to the numbered clauses of the Principal Deed.
Claims Legal Costs means all costs, charges, expenses and outgoings incurred or expected to be borne by the Trustee or the Liable Entities in respect of legal advisors, other advisors, experts, Court proceedings and other dispute resolution methods in connection with Personal Asbestos Claims and Marlew Claims but in all cases excluding any costs included as a component of calculating a Proven Claim.
Concurrent Wrongdoer in relation to a personal injury or death claim for damages under common law or other law, means a Person whose acts or omissions, together with the acts or omissions of one or more Liable Entities or Marlew or any member of the JHINV Group (whether or not together with any other Persons) caused, independently of each other or jointly, the damage or loss to another Person that is the subject of that claim.
Contribution Claim means a cross-claim or other claim under common law or other law:
(a)	for contribution by a Concurrent Wrongdoer against a Liable Entity or a member of the JHINV Group in relation to facts or circumstances which give rise to a right of a Person to make a Personal Asbestos Claim or a Marlew Claim or

(b)	by another Person who is entitled under common law (including by way of contract) to be subrogated to such a first mentioned cross-claim or other claim provided that any such claim of the kind described in clause 13.7 shall be subject to the limits contained in that clause.

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund
Discounted Central Estimate means the central estimate of the present value (determined using the discount rate used within the relevant actuarial report) of the liabilities of the Liable Entities and Marlew in respect of expected Proven Claims and Claims Legal Costs, calculated in accordance with clause 14.4.
Excluded Claims are:
(i)	personal injury or death claims arising from exposure to Asbestos outside Australia;

(ii)	personal injury or death claims arising from exposure to Asbestos made outside Australia;

(iii)	claims for economic loss (other than any economic loss forming part of the calculation of an award of damages for personal injury or death) or loss of property, including those relating to land remediation and/or Asbestos or Asbestos products removal, arising out of or in connection with Asbestos or Asbestos products manufactured, sold, distributed or used by or on behalf of the Liable Entities;

(iv)	any Excluded Marlew Claim;

(v)	any other liabilities of the Liable Entities other than SPF Funded Liabilities.
Excluded Marlew Claim means a Marlew Claim:
(a)	covered by the indemnities granted by the Minister of Mineral Resources under the deed between the Minister, Fuller Earthmoving Pty Limited and James Hardie Industries Limited dated 11 March 1996; or

(b)	by a current or former employee of Marlew in relation to an exposure to Asbestos in the course of employment to the extent:
(i)	the loss is recoverable under a Workers Compensation Scheme or Policy; or

(ii)	the Claimant is not unable to recover damages from a Marlew Joint Tortfeasor in accordance with the Marlew Legislation;
(c)	by an individual who was or is an employee of a person other than Marlew arising from exposure to asbestos in the course of such employment by that other person where such loss is recoverable from that person or under a Workers Compensation Scheme or Policy; or
(d)	in which another defendant (or its insurer) is a Marlew Joint Tortfeasor from whom the plaintiff is entitled to recover compensation in proceedings in the

KPMG Actuaries Pty Ltd	Valuation of the asbestos-related disease liabilities of the Liable Entities to be met by the Special Purpose Fund
Dust Diseases Tribunal and the Claimant is not unable to recover damages from that Marlew Joint Tortfeasor in accordance with the Marlew Legislation.
Insurance and Other Recoveries means any proceeds which may reasonably be expected to be recovered or recoverable for the account of a Liable Entity or to result in the satisfaction (in whole or part) of a liability of a Liable Entity (of any nature) to a third party, under any product liability insurance policy or public liability insurance policy or commutation of such policy or under any other contract, including any contract of indemnity, but excluding any such amount recovered or recoverable under a Worker’s Compensation Scheme or Policy.
Liable Entities means Amaca, Amaba and ABN 60.
Marlew Claim means, subject to clause 13.7, a claim which satisfies one of the following paragraphs and which is not an Excluded Marlew Claim:
a)	any present or future personal injury or death claim by an individual or the legal personal representative of an individual for damages under common law or other law which:
(i)	arose or arises from exposure to Asbestos in the Baryulgil Region from Asbestos Mining Activities at Baryulgil conducted by Marlew, provided that:
(A)	the individual’s exposure to Asbestos occurred wholly within Australia; or

(B)	where the individual has been exposed to Asbestos both within and outside Australia, the amount of damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Marlew Claim which occurred in Australia;
(ii)	is commenced in New South Wales in the Dust Diseases Tribunal; and

(iii)	is or could have been made against Marlew had Marlew not been in external administration or wound up, or could be made against Marlew on the assumption (other than as contemplated under the Marlew legislation) that Marlew will not be in the future in external administration.
b)	any claim made under compensation to relatives legislation by a relative of a

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deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or
c)	a Contribution Claim relating to a claim described in paragraphs (a) or (b).
Marlew Joint Tortfeasor means any Person who is or would be jointly and severally liable with Marlew in respect of a Marlew Claim, had Marlew not been in external administration or wound up, or on the assumption other than as contemplated under the Marlew legislation that Marlew will not in the future be in external administration or wound up.
Payable Liability means:
(a)	any proven Claim (whether arising before or after the date of the Deed);

(b)	Operating Expenses;

(c)	Claims Legal Costs;

(d)	any liability of a Liable Entity to the Trustee, however arising, in respect of any amounts paid by the Trustee in respect of any liability or otherwise on behalf of the Liable Entity;

(e)	any pre-commencement claim (as defined in the Transaction Legislation) against a Liable Entity;

(f)	if regulations are made pursuant to section 30 of the Transaction Legislation and if and to the extent the Trustee and JHINV notify the NSW Government that any such liability is to be included in the scope of Payable Liability, any liability of the Liable Entity to pay amounts received by it from an insurer in respect of a liability to a third party incurred by it for which it is or was insured under a contract of insurance entered into before the date on which the Transaction Legislation receives the Royal Assent; and

(g)	Recoveries with the meaning and subject to the limits set out in clause 13.7 but in the cases of paragraphs (a), (c) and (e) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Workers Compensation Scheme or Policy.
Period Actuarial Estimate means, in respect of a period, the central estimate of the present value (determined using the discount rate used in the relevant actuarial report) of the liabilities of the Liable Entities and Marlew in respect of expected

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Proven Claims and Claims Legal Costs (in each case which are reasonably expected to become payable in that period), before allowing for Insurance and Other Recoveries, calculated in accordance with clause 9.2 or 14.4(b) (ii) as the case may be.
Personal Asbestos Claim means, subject to clause 13.7:
(a)	any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or under other law which:
(i)	arises from exposure to Asbestos occurring in Australia, provided that:
(A)	the individual’s exposure to Asbestos occurred wholly within Australia; or

(B)	where the individual has been exposed to Asbestos both within and outside Australia, damages included in the Personal Asbestos Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Personal Asbestos Claim which occurred in Australia;
(ii)	is made in proceedings in an Australian court or tribunal; and
is made against all or any of the Liable Entities or any member of the JHINV Group from time to time;
(b)	any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or

(c)	a Contribution Claim made in relation to a claim described in paragraph (a) or (b), but in each case excludes any Marlew Claim and any other claim to the extent they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy.
Proven Claim means any Personal Asbestos Claim or Marlew Claim in respect of which final judgment has been given against, or a binding settlement has been entered into by a Liable Entity or any member of the JHINV Group from time to time, and in each case, to the extent to which that entity incurs liability under that judgment or settlement (including any interest, costs or damages to be borne by a Liable Entity

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or the relevant member of the JHINV Group pursuant to such judgment or settlement).
SPF Funded Liability means:
(a)	only those liabilities described in paragraphs (a), (b), (c), (e) and (g) of the definition of Payable Liability and excludes the liabilities described in paragraph (d) or (f) of the definition of Payable Liability; and

(b)	a claim or category of claim which JHINV and the NSW Government agree in writing is a SPF Funded Liability or a category of SPF Funded Liability.
Term means the period from the Commencement Date to 31 March 2045, which may be extended as referred to in clause 9.9
Term Central Estimate means the central estimate of the present value (determined using the discount rate used in the relevant Annual Actuarial Report) of the liabilities of the Liable Entities and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case reasonably expected to become payable in the period specified in clause 14.4(b)(iii)) determined under clause 14.4(b)(iii), after allowing for Insurance and Other Recoveries during that period, and otherwise calculated in accordance with clause 14.4.
Workers Compensation Scheme or Policy means any of the following:
(a)	any worker’s compensation scheme established by any law of the Commonwealth of Australia or of any State or Territory of Australia;

(b)	any fund established to cover liabilities under insurance policies upon the actual or prospective insolvency of the insurer (including without limitation the Insurer Guarantee Fund established under the Worker’s Compensation Act 1987 (NSW)); and

(c)	any policy of insurance issued under or pursuant to such a scheme.
Clauses cross-referred by definitions
8.1 Application of Funds
The Parties acknowledge that it is the intent of this deed and the Transaction Legislation and the Trust Deed to ensure that:

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(a)	the monies and other assets provided to the Trustee (including the JHINV Contributions) may only be applied in the payment of SPF Funded Liabilities; and

(b)	such monies and assets are not to be applied to satisfy any other creditors of the Trustee or of the Liable Entities or of the JHINV Group.
9.9	End of Term
(a)	JHINV may (but is not obliged) by Notice to the remaining Parties at least 18 months prior to the end of the Term, elect to procure that a Final Payment calculation is made as follows:
(i) the Approved Actuary must provide an actuarial report ( the “End of Term Actuarial Report”) setting out its estimate of the final payment which would be required to be made by the Performing Subsidiary having regard to the principles set out in this clause 9.9 (the “Final Payment”);
(ii) the Final Payment will be determined having regard inter alia to the following factors:
(A)	that it represents a final payment to be made by the Performing Subsidiary with respect to SPF Funded Liabilities;

(B)	that it is a lump sum payment;

(C)	that the value of the assets of the Trustee and the Liable Entities (including Insurance and Other Recoveries and any other amounts expected to be recoverable after the Final Payment) must reduce the amount of the Final Payment; and

(D)	to the extent applicable, the method of calculating the Discounted Central Estimate is in accordance with clause 14.4; and
(iii) the Approved Actuary will employ the generally accepted best practice methodologies and assumptions relevant at that time to the determination of that valuation and having regard to the purpose of calculating a Final Payment to be made to the Trustee; and
(b)	If the Parties (in their absolute discretion) by the end of the Term have not agreed on the Final Payment and the terms on which a Final Payment would be made at the end of the Term or if JHINV has not given Notice under clause 9.9(a), then the Term will be automatically extended by a period of 10 years. This clause 9.9 shall have further applications at the end of the Term as extended pursuant to any prior application of this clause 9.9.

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9.13	Calculation of Insurance and Other Recoveries

(a)	Subject to clause 9.13(b), for the purposes of calculation of the Initial Funding and each Annual Contribution Amount under this deed, the amount calculated as “Insurance and Other Recoveries” shall include only such recoveries as the Approved Auditor considers on reasonable grounds are, according to law, payable to the Liable Entities during the period of 12 months following the end of the Prior Financial Year (as defined in clause 9.4(a)(i) in relation to that Annual Contribution Amount) or, in the case of the Initial Funding, during the 9 month period ending on 31 March 2006. For the avoidance of doubt, this restriction shall not affect the calculation of Insurance and Other Recoveries when calculating the Term Central Estimate or the Discounted Central Estimate (as applicable) which shall be calculated by reference to the period to which the relevant definition relates.

(b)	For the purposes of this deed, where the Approved Actuary considers on reasonable grounds that an amount calculated as “Insurance and Other Recoveries” under this deed would otherwise be overstated due to a present or expected liability of a Liable Entity to make all or part of that amount available to non-Australian claimants or claimants for contribution against the Liable Entity, and such amounts would be recoverable by those claimants, the Approved Actuary shall be required to adjust the relevant Insurance and Other Recoveries calculation so as to take into account the likely effect of such liabilities.

13.7	Limitations on Recoveries

(a)	For the purposes of this clause 13.7, “Recoveries” means any statutory entitlement of the NSW Government or any Other Government or any governmental agency or authority of any such government (“Relevant Body”) to impose liability on or to recover an amount or amounts from any person in respect of any payments made or to be made or benefits provided by a Relevant Body in respect of Personal Asbestos Claims or Marlew Claims (other than as a defendant or in settlement of any claim, including a cross- claim or claim for contribution).

(b)	In consideration of JHINV’s and the Performing Subsidiary’s agreement to include the liabilities described in this paragraph (b) within the scope of the funding arrangements set out in this deed (but only to the limited extent provided for in this clause 13.7), the NSW Government agrees to use its best endeavours to ensure, through the Transaction Legislation, that the Liable Entities (or the Trustee on their behalf) cannot be compelled to pay (whether paid directly to Relevant Bodies or as a component of amounts payable or

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liabilities incurred in respect of Personal Asbestos Claims or Marlew Claims or to Concurrent Wrongdoers) Recoveries which in aggregate exceed in any Financial Year the lesser of:
(i)	the amount equal to the liabilities of the Liable Entities to pay Recoveries as calculated under the relevant statute(s) from time to time;

(ii)	for the first Financial Year of operation of the Fund, an amount equal to $750,000 (Annual Limit) and in respect of each subsequent Financial Year, an amount equal to the prior Financial Year’s Annual Limit, indexed for inflation or deflation by reference to the All Groups Consumer Price Index as published by the Australian Bureau of Statistics (or, if such statistic ceases to be published, the nearest equivalent generally published figure);
and further the aggregate of Recoveries paid by the Liable Entities (or the Trustee on their behalf) over the Term of this deed (including any extension of the Term under clause 9.9 of this deed) shall not exceed $30 million.
(c)	Without limiting JHINV’s or the Performing Subsidiary’s rights under any other provision of this deed, if any Liable Entity (or the Trustee on its own behalf or on behalf of a Liable Entity) or any member of the JHINV Group is required to pay any amount in respect of Recoveries which exceeds the amounts described in clause 13.7(b), the payment obligations of the Performing Subsidiary and JHINV under this deed and the Related Agreements shall be adjusted by the amount of the excess as though the excess were a payment of a Relevant Liability under a Scheme to which clause 13.4 applies.

14.4	Ongoing actuarial assessments

(a)	The Trustee will use its best endeavours to procure that the Approved Actuary prepares and provides to the NSW Government an Annual Actuarial Report by the date which is 20 days prior to each Payment Date. If the Approved Actuary is unavailable or unwilling to provide that report, the Trustee must immediately disclose to the other Parties the reasons known to the Trustee for such unavailability or unwillingness and must use its best endeavours to procure that the report is delivered as soon as possible after that due date (and clause 9.4(b) shall apply where the report has not been finalised at least 5 Business Days before the Payment Date.

(b)	Each Annual Actuarial Report must set out:

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(i)	the Discounted Central Estimate as at the end of the Financial Year ending prior to the Payment Date;

(ii)	the Period Actuarial Estimate for the period commencing immediately after the end of the Financial Year preceding the Payment Date (the “Prior Financial Year”) and ending at the end of the third Financial Year following the Prior Financial Year (or, if the end of the Term has been determined not to be extended under clause 9.9(b), and the remainder of the Term is less than 3 years, to the end of the Term); and

(iii)	the Term Central Estimate for the period:
(A)	from and including the day following the end of the Financial Year preceding that Payment Date;

(B)	up to and including the last day of the Term (excluding any automatic or potential extension of the Term pursuant to clause 9.9, unless or until the Term has been extended in accordance with that clause).
(c)	The Trustee must engage the Approved Actuary on terms that (and use its best endeavours to procure that):
(i)	the Approved Actuary must undertake the calculations set out in clause 14.4(b) and include these calculations in its Annual Actuarial Report;

(ii)	the Annual Actuarial Reports are prepared adopting methodologies and assumptions which are consistent from year to year, subject to the need and duty to update or vary such methodologies and assumptions where required to reflect generally accepted best practice methodologies and assumptions appropriate at the relevant time, to be clearly delineated consistent with determining a Discounted Central Estimate; and

(iii)	the Annual Actuarial Report complies with PS300 or subsequent applicable Australian actuarial standards.